Form 10-K405, Exhibit 13
period 1997-08-31
RIVIERA TOOL CO
filed 1997-11-26
CIK 1018349

                                                                     EXHIBIT 13

FINANCIAL OVERVIEW
-------------------------------------
                RIVIERA TOOL COMPANY



SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements and related Notes contained herein. All amounts are in thousands, except per share data.


                                                                          YEAR ENDED AUGUST 31,
                                                      ----------------------------------------------------------------
                                                         1993            1994         1995         1996         1997
----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATION DATA:
Sales.............................................   $    18,946     $ 22,425   $   22,225   $    18,334    $  21,960
Gross profit......................................         1,788        2,749        4,108         3,398        5,128
Income from operations............................           318        1,635        2,206         2,043        3,424
Interest expense..................................           856        1,415        1,589         1,670        1,211
Other income......................................           244          139          106           227           45
Other expense.....................................         2,247          532          160             0          406
Income (loss) before income taxes.................        (2,541)        (173)         563           600        1,851
Income taxes (benefits)...........................          (252)        (134)          77           204          667
----------------------------------------------------------------------------------------------------------------------
Net income (loss) available for
common shares.....................................   $    (2,314)    $    (69)   $     450   $       367    $   1,178
======================================================================================================================
Net income (loss) per common share................   $     (1.58)    $   (.05)   $     .31   $       .25    $     .60
======================================================================================================================
Weighted average common shares outstanding........         1,460        1,460        1,460         1,460        1,969
======================================================================================================================
OTHER DATA:
Depreciation and amortization.....................   $       993     $  1,214    $   1,438   $     1,272    $   1,298
======================================================================================================================
                                                                                    AS OF AUGUST 31,
                                                      ----------------------------------------------------------------
                                                            1993         1994         1995          1996         1997
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital...................................   $    (2,727)    $ (4,273)   $  (3,966)  $    (3,669)  $   10,164
Total assets......................................        22,927       26,439       21,706        22,928       23,091
Current portion of long-term debt
 & capital leases.................................         2,935        3,129        2,256         1,336          650
Revolving line of credit..........................         8,127        9,461        6,866        10,242        4,711
Long-term capital leases & term debt, less
   current portion................................         1,178        2,715        1,830         1,002        3,142
Redeemable preferred stock........................            80          109          111           139            0
Common stockholder's equity.......................         4,839        4,770        5,220         5,588       11,822

FINANCIAL OVERVIEW
-------------------------------------
                RIVIERA TOOL COMPANY



The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.

                                                                                    FISCAL YEAR ENDED AUGUST 31,
                                                                  ----------------------------------------------------------------
                                                                          1993       1994       1995      1996      1997
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATION DATA:
Net sales.......................................................           100%       100%       100%      100%      100%
Gross margin....................................................             9         12         18        19        23
Income from continuing operations...............................             2          7         10        11        16
Interest expense................................................             5          6          8         9         6
Other income....................................................             1          0          0         1        ---
Other expense...................................................            12          2         ---       ---        2
Income (loss) before income taxes...............................           (13)        (1)         3         3         8
Federal income tax (benefit)....................................            (1)        (1)         0         1         3
----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss)...............................................           (12)%       ---%        2%        2%        5%
==================================================================================================================================
OTHER DATA:
Depreciation and amortization...................................             5%         5%          6%        7%        6%
==================================================================================================================================

QUARTERLY FINANCIAL DATA

The following is a condensed summary of quarterly results of operations for 1995, 1996 and 1997 (in thousands, except per share data):

                                                                                        Net Income          Weighted Average
                                                 Gross        Operating      Net           Per               Common Shares
                                   Revenues      Profit        Income       Income     Common Share            Outstanding
----------------------------------------------------------------------------------------------------------------------------------
1995:    First                     $ 5,456    $   856       $   409        $   26       $   .02                 1,460
         Second                      6,122      1,067           512           120           .09                 1,460
         Third                       5,683      1,144           622           135           .09                 1,460
         Fourth                      4,964      1,041           663           169           .11                 1,460
----------------------------------------------------------------------------------------------------------------------------------
                 Total             $22,225    $ 4,108       $ 2,206        $  450       $   .31                 1,460
==================================================================================================================================
1996:     First                    $ 4,934    $   884       $   463        $   80       $   .06                 1,460
         Second                      4,629        947           546           120           .08                 1,460
         Third                       4,458        957           505            72           .05                 1,460
         Fourth                      4,313        610           529            95           .07                 1,460
----------------------------------------------------------------------------------------------------------------------------------
                 Total             $18,334    $ 3,398       $ 2,043        $  367       $   .25                 1,460
==================================================================================================================================
1997:    First                     $ 5,480    $ 1,085       $   654        $  172       $   .12                 1,460
         Second                      5,405      1,105           666           157           .11                 1,460
         Third                       5,001      1,085           730           244           .10                 2,426
         Fourth                      6,074      1,853         1,374           605           .24                 2,485
----------------------------------------------------------------------------------------------------------------------------------
                 Total             $21,960    $ 5,128       $ 3,424        $1,178       $   .60                 1,969(1)
==================================================================================================================================


(1) Represents weighted-average number of common shares outstanding during year ended August 31, 1997.

FINANCIAL OVERVIEW
-------------------------------------
                RIVIERA TOOL COMPANY



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

The Company is a leading designer and manufacturer of large-scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the company are used in the high-speed production of automobile and truck body parts such as doors, door frames, structural components and bumpers. A majority of the Company's sales are to Chrysler Corporation, Ford Motor Company, General Motors Corporation and their tier one suppliers. The Company completed an initial public offering in March, 1997.


RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere herein.

FISCAL 1997 COMPARED TO FISCAL 1996

Revenue. Total revenue for 1997 increased by 20% from approximately $18.3 million in 1996 to $21.9 million in 1997. This increase is due to the realization of the 1996 contract backlog during 1997. Additionally, during the second half of 1997, the Company had adequate financing resources which allowed the Company to add additional sales contracts. Since March, 1997, the Company has retained new contracts at an average rate of $3.0 million per month as compared to an average rate of $2.0 million per month over the same period in 1996.

Cost of Goods Sold. Cost of goods sold increased from $14.9 million in 1996 to $16.8 million in 1997, an increase of 13%. As a percent of sales, cost of goods sold decreased from 81.5% for 1996 to 76.6% for 1997. Of the cost of goods sold, direct costs were $9.6 million, 43.6% of sales, in 1997 as compared to $8.2 million, 44.7% of sales, in 1996. The largest direct cost decreases were in the outside prototype tooling and parts expense, $537,000 or 2.9% of sales in 1996 as compared to $168,500 or .76% of sales, in 1997 and outside pattern services, $387,000 or 2.1% of sales in 1996 as compared to $236,300 or 1.1% of sales in 1997. These decreases were due largely to the fact that the Company outsourced less of this work and maintained increased capacity internally. The largest direct cost increases were in direct materials, $2.6 million or 14.2% of sales in 1996 as compared to $3.3 million or 15.0% in 1997, outside machining services, $100,500 or .55% of sales in 1996, as compared to $321,000 or 1.5% of sales in 1997 and direct labor, $4.2 million or 22.9% of sales in 1996, as compared to $5.0 million or 22.8% of sales in 1997. These increases were due to increased sales volume and performing more prototype tooling work internally in 1997 as compared to outsourcing such work in 1996.

Engineering expense was $1.5 million or 8.2% of sales in 1996 as compared to $1.6 million or 7.3% of sales in 1997. The decrease in engineering expense as a percent of sales was due to utilizing the Company's engineering capacity without adding additional personnel. This utilization, in conjunction with the 20% increase in 1997 revenue, lowered engineering expense as a percent of sales.

Manufacturing overhead was $5.7 million or 26.0% of sales in 1997 as compared to $5.2 million or 28.4% of sales in 1996. This decrease, as a percent of sales, was due to the increase in 1997 revenue which lowered the manufacturing fixed overhead expense. The increase of $.5 million in 1997 as compared to 1996 was due to a $96,200 increase in payroll tax expense in 1997 as compared to 1996 as a result of the increase in direct labor expense in 1997 over 1996, a $206,000 increase in depreciation expense in 1997 over 1996, a $90,800 increase in machinery repairs and maintenance expense in 1997 over 1996 and a $67,000 increase in perishable tooling expense in 1997 over 1996.

Selling and Administrative Expense. Selling and administrative expense increased from $1.4 million in 1996 to $1.7 million in 1997. As a percent of sales, selling, and administrative expense increased to 7.8% in 1997 as compared to 7.4% in 1996. The largest increases were in legal and professional expense, a $260,000 increase in 1997 over 1996, and public company expense, $58,000 increase in 1997 over 1996.

FINANCIAL OVERVIEW
-------------------------------------
                RIVIERA TOOL COMPANY



Interest Expense. Interest expense decreased from $1.7 million in 1996 to $1.2 million in 1997. As a percent of sales, interest expense decreased from 9.1% in 1996 to 5.5% in 1997. This decrease was due to the decrease in debt for the third and fourth quarters as a result of the payment of $5.1 million, from the proceeds of the Company's initial public offering, to the Company's debt. The remaining debt maintained during the same quarters was carried at an interest rate of approximately 3.25% lower than during the first two quarters of 1997 and all of 1996.

Other Expense. Other expense during 1997 included $150,000 of bank fees paid during the first two quarters of 1997 charged by the Company's former primary lender. The Company also incurred $75,700 in debt prepayment fees, $27,300 in tax agency penalties and $101,000 in late charges on its facility lease.


FISCAL 1996 COMPARED TO FISCAL 1995

Revenue. Total revenue decreased by 17% from approximately $22.2 million for 1995, to approximately $18.4 million for 1996. This decrease was due to the timing of contracts in process and the Company's contract backlog. Contracts-in-process as of August 31, 1996 was approximately $2.2 million higher than as of August 31, 1995 (an increase of 69%) and the Company's backlog as of August 31, 1996 was $6.4 million higher than as of August 31, 1995.

Cost of Goods Sold. Cost of goods sold decreased from $18.1 million in 1995 to $14.9 million in 1996. This was due to the decrease in revenue when comparing the same periods. As a percentage of total revenue, cost of goods sold remained consistent at 81.5% for 1996 from 1995.

Selling and Administrative Expense. Selling and administrative expense was approximately $1.4 million for 1996, a decrease of 26% from approximately $1.9 million for 1995. As a percentage of total revenue, selling, general and administrative expense decreased from 8.6% in 1995 to 7.4% for 1996. This decrease was largely due to legal and professional expense (a decrease of $134,000), amortization expense (a decrease of $47,000), and administrative salaries (a decrease of $128,000).

Interest Expense. Interest expense was approximately $1.7 million for 1996, an increase of 6% from approximately $1.6 million for 1995. As a percentage of total revenue, interest expense increased from 7.2% for 1995 to 9% for 1996. This was primarily due to the increase in average short-term outstanding debt of $11.1 million in 1996 as compared to $10.7 million in 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

Revenue. Total revenue decreased by 1% from approximately $22.4 million for 1994, to approximately $22.2 million for 1995. The Company must finance its construction-in-process and accounts receivable. Due to the nature of this process, each dollar of annual sales volume requires approximately $.50 of working capital financing. The inability of the Company to obtain additional working capital has therefore restricted its ability to increase sales.

Cost of Goods Sold. Cost of goods sold decreased from $19.7 million for 1994 to $18.1 million for 1995. As a percentage of total revenue, cost of goods sold decreased from 88% for 1994 to 82% for 1995. This decrease was largely due to the Company subcontracting less of its machining requirements (decrease of $124,000), outside pattern services (decrease of $327,000) and outside engineering services (decrease of $290,000).

Selling and Administrative Expense. Selling and administrative expense was approximately $1.9 million for 1995, an increase of 73% from approximately $1.1 million for 1994. As a percentage of total revenue, selling, general and administrative expense increased to 9% for 1995 as compared to 5% for 1994, primarily due to an increase in legal expense ($81,000), State of Michigan Single Business Tax ($158,000) and during 1994, the Company received final information on dividends from its workers compensation and health insurance carrier which resulted in refunds of $102,000 and $159,000, respectively, which were recorded in 1994 as a reduction to the appropriate expense. For 1995, no dividends were received from the workers compensation insurance carrier and a $65,000 refund was received from the Company's health insurance carrier.

FINANCIAL OVERVIEW
-------------------------------------
                RIVIERA TOOL COMPANY



Interest Expense. Interest expense was approximately $1.7 million for 1995, an increase of 24% from approximately $1.4 million for 1994. As a percentage of total revenue, interest expense increased from 6% for 1994 to 8% for 1995, primarily due to increased short-term borrowing levels (the average short-term borrowings outstanding during 1995 was $1.6 million higher than 1994), increase in the interest rate charged by the Company's primary lender on outstanding debt (an increase of 2.55%) and the Company incurred additional long-term debt of $2.5 million in the fourth quarter of 1994 for the acquisition of capital assets which resulted in an additional $208,000 of interest expense in 1995.

Other Expense. Other expense during 1995 represents bank fees of $160,000 paid to the Company's primary lender in extending its revolving line of credit and term debt.


FISCAL 1994 COMPARED TO FISCAL 1993

Revenue. Total revenue increased by 18% from approximately $18.9 million for 1993, to approximately $22.4 million for 1994 primarily due to an increase in the amount of contracts with Chrysler Corporation and Ford Motor Company.

Cost of Goods Sold. Cost of goods sold increased from $17.2 million for 1993 to $19.7 million for 1994. As a percentage of total revenue, cost of goods sold decreased from 91% for 1993 to 88% for 1994. The increase in cost of sales (an increase in labor of $1.6 million and $1.0 million in direct materials) was largely due to an increase of 18% in revenue for 1994 over the prior year.

Selling and Administrative Expense. Selling and administrative expense was approximately $1.1 million for 1994, a decrease of 24% from approximately $1.5 million for 1993. As a percentage of total revenue, selling, general and administrative expense decreased to 5% in 1994 as compared to 8% for 1993. This decrease was largely due to dividends received from the Company's workers compensation and health insurance carriers in 1994 (a total of $261,000 as compared to $0 in 1993) and a decrease in the State of Michigan Single Business Tax (a decrease of $173,000 as compared to 1993).

Interest Expense. Interest expense was approximately $1.4 million for 1994, a increase of 65% from approximately $856,000 for 1993. As a percentage of total revenue, interest expense increased from 5% for 1993 as compared to 6% for 1994, primarily due to increased borrowing levels necessary to finance growth in revenue (average outstanding short-term debt increased from $6.3 million in 1993 to $9.1 million in 1994) and an increase in the interest rate (3% per annum) the Company's primary lender charged on outstanding debt.

Other Expense. In July of 1992, the Company contributed machinery, equipment, inventory, work-in-process and receivables related to the business of building plastic injection molds to a joint venture that then became known as Leap Technologies, Inc. In 1993, Leap Technologies, Inc. was liquidated and the Company wrote-off its preferred stock in Leap Technologies, Inc. ($1,687,000) and accounts receivable from the related company ($560,000). During 1994, the Company absorbed the cost of the unleased Leap Technologies, Inc. facility space ($532,000) and then leased such space to an unrelated company.

FEDERAL INCOME TAX

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carry forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As of August 31, 1997, the Company had approximately $1.7 million of net operating loss carry forwards that expire 2006 through 2009, investment tax credit carry forwards of approximately $204,900 that expire 1998 through 2003, and alternative minimum tax credits of approximately $189,300, the use of which does not expire.

FINANCIAL OVERVIEW

        RIVIERA TOOL COMPANY


LIQUIDITY AND CAPITAL RESOURCES

The Company's needs for capital have been extensive over the period presented. Bank borrowings have increased primarily to acquire fixed assets and to finance the increase in Trade Accounts Receivable and Contracts in Process, as the Company's customers typically do not make progress payments on tooling contracts. The Company has financed these needs through internally generated funds, bank financing, and various capital and operating leases. Cash provided from (used in) operating activities was $4,991,021 in 1995, ($977,133) in 1996 and $304,954 for 1997. The capital used by operations in 1997, was primarily due to the decrease in the Company's Accounts Receivable ($453,654), an increase in Work-in-Process ($1,588,535) and a decrease in Accounts Payable ($1,672,635). The decrease in Accounts Receivable as of August 31, 1997, in lieu of an increase in sales of approximately $3.6 million, was largely due to improving its billing and collection procedures. The increase in Work-in-Process as of August 31, 1997 was due to the decrease in the Company's progress billings on its Work-in-Process at August 31, 1997 as the contracts were in an earlier completion stage as compared to Contracts in Process at August 31, 1996. The decrease in Accounts Payable as of August 31, 1997 was due to increased cash flow from collection of Accounts Receivable decrease in debt service requirements and proceeds of the Company's initial public offering.

The Company utilized $575,401, $319,308 and $488,791 of Cash Flows from Investing Activities in 1995, 1996 and 1997, respectively. For 1995, 1996 and 1997, the most significant items were the acquisition of $585,248, $501,103 and $792,580 of machinery and equipment, respectively.

Cash flow from Financing Activities in 1995, and the reduction of short-term debt was a result of the decrease in Accounts Receivable and application of such proceeds to the revolving line of credit. For 1996, the increase in the short-term debt resulted from the increase in Contracts in Process and decrease in Accounts Payable accounts, and the Company incurred $333,325 of initial public offering costs which have been capitalized. For 1997, the Company reduced financial institution debt and capital lease obligations (net of $4,726,990), received proceeds from issuance of 1,010,000 shares of Common Stock (net of $5,147,127), redeemed 1,425 shares of 8% mandatory redeemable preferred stock ($142,500) and paid a preferential common stock dividend ($90,000).

The Company's total bank debt as of August 31, 1997, is $7,202,393, of which $650,000 is short-term and the balance long-term. The Company has a $10.0 million Revolving Line of Credit and a $4.0 million Non-Revolving Equipment Line of Credit. The interest rate on the financing is prime rate plus .25 percent. The Company believes that the unused portion of this credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through 1998. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.

INFLATION

The Company has no long-term, fixed-price contracts. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices. The Company expects that this will continue to be the case.

BALANCE SHEET

        RIVIERA TOOL COMPANY



                                                                                                       AUGUST 31,
                                                                                                 ---------------------------
ASSETS                                                                                     NOTE      1996           1997
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash ...........................................................................                $         --   $        --
   Accounts receivable:
     Trade .....................................................................             3     4,924,305     4,614,257
     Related party .............................................................            15       344,892       201,286
Costs and estimated gross profit in
     excess of billings on contracts in process ................................             6     5,549,823     7,138,358
Inventories ....................................................................             7       445,473       468,740
Prepaid expenses and other current assets ......................................                     250,210       267,554
--------------------------------------------------------------------------------------------------------------------------
         Total current assets ..................................................                  11,514,703    12,690,195
Property, plant and equipment, net .............................................             8    10,147,146     9,640,330
Perishable tooling .............................................................                     759,258       572,585
Other assets ...................................................................             3       507,325       187,843
--------------------------------------------------------------------------------------------------------------------------
     Total assets ..............................................................                $ 22,928,432   $23,090,953
==========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable ...............................................................                $ 10,241,503   $        --
   Current portion of long-term debt ...........................................             9       926,861       650,000
   Current portion of capitalized lease
     obligations ...............................................................            13       409,225            --
Accounts payable ...............................................................                   2,913,878     1,241,243
Accrued liabilities ............................................................                     692,271       634,924
--------------------------------------------------------------------------------------------------------------------------
     Total current liabilities .................................................                  15,183,738     2,526,167
Capitalized lease obligations ..................................................            13       118,805            --
Long-term debt .................................................................             9       882,989     7,202,393
Deferred gains .................................................................                      61,540            --
Accrued lease expense ..........................................................            12       558,935       605,660
Deferred tax liability .........................................................            10       395,700       934,400
Preferred Stock no par value,
   $100 mandatory redemption value:
     Authorized -- 5,000 shares
     Issued and outstanding -- 1,425 shares
     at August 31, 1996 ........................................................            14,
        and no shares at August 31, 1997 .......................................            16       139,072            --
Preferred Stock -- no par value,
   Authorized -- 200,000 shares
   Issued and outstanding -- none at
        August 31, 1996 and 1997 ...............................................             2            --            --
Common Stockholders' Equity
   Common stock -- no par value,
   Authorized -- 9,798,575 shares
   Issued and outstanding -- 1,460,000
   shares at August 31, 1996
        and 2,485,000 at August 31, 1997 .......................................             4     4,392,752     9,539,879

   Retained earnings ...........................................................                   1,194,901     2,282,454
--------------------------------------------------------------------------------------------------------------------------
        Total common stockholders' equity ......................................                   5,587,653    11,822,333
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity .....................................                $ 22,928,432   $23,090,953
==========================================================================================================================

See Notes to Financial Statements.

STATEMENT OF INCOME

          RIVIERA TOOL COMPANY

                                                                                                 YEAR ENDED AUGUST 31,
                                                                               ----------------------------------------------------
                                                                 NOTE               1995                1996                1997
-----------------------------------------------------------------------------------------------------------------------------------
SALES
   Trade ...............................................                 5       $ 19,429,894       $ 16,379,909       $ 21,108,195
   Related party .......................................                15          2,794,829          1,954,184            851,979
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SALES ............................................                           22,224,723         18,334,093         21,960,174

Cost of sales ..........................................                           18,116,301         14,936,514         16,831,905
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT ...........................................                            4,108,422          3,397,579          5,128,269

Selling and administrative expenses ....................                            1,902,044          1,354,112          1,703,884
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS .................................                            2,206,378          2,043,467          3,424,385

Other income (expense):
   Interest expense ....................................                           (1,589,447)        (1,670,414)        (1,211,287)
   Other expense .......................................                20           (160,000)                --           (406,368)
   Gain on asset sales .................................                              105,632            226,710             44,651
-----------------------------------------------------------------------------------------------------------------------------------
Total other expense -- net .............................                           (1,643,815)        (1,443,704)        (1,573,004)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME -- BEFORE TAXES ON INCOME .......................                              562,563            599,763          1,851,381
Income tax expense .....................................                               76,700            204,000            666,600
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME .............................................                              485,863            395,763          1,184,781
Dividends and accretion on preferred stock .............                16             35,488             28,535              7,228
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE FOR COMMON SHARES .................                         $    450,375       $    367,228       $  1,177,553
===================================================================================================================================
NET INCOME PER COMMON SHARE ............................                         $        .31       $        .25       $        .60
===================================================================================================================================
Common shares outstanding ..............................               3,4          1,460,000          1,460,000          1,968,750
===================================================================================================================================

See Notes to Financial Statements

STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                        RIVIERA TOOL COMPANY


                                                                                                                 TOTAL
                                                                    COMMON STOCK             RETAINED        STOCKHOLDERS'
                                                                 SHARES        AMOUNT        EARNINGS           EQUITY
-----------------------------------------------------------------------------------------------------------------------------
BALANCE -- AUGUST 31, 1994..........................            1,460,000  $  4,392,752    $   377,298       $   4,770,050
-----------------------------------------------------------------------------------------------------------------------------
Increase to redeemable preferred stock (Note  16)...                   --            --        (35,488)            (35,488)
Net income..........................................                   --            --        485,863             485,863
-----------------------------------------------------------------------------------------------------------------------------
BALANCE -- AUGUST 31, 1995..........................            1,460,000     4,392,752        827,673           5,220,425
-----------------------------------------------------------------------------------------------------------------------------

Increase to redeemable preferred stock (Note  16)...                   --            --        (28,535)            (28,535)
Net income..........................................                   --            --        395,763             395,763
-----------------------------------------------------------------------------------------------------------------------------
BALANCE -- AUGUST 31, 1996 .........................            1,460,000     4,392,752      1,194,901           5,587,653
-----------------------------------------------------------------------------------------------------------------------------
Increase to redeemable preferred stock (Note 16)....                   --            --         (7,228)             (7,228)
Preferential Common Stock Dividend (Note 17)........                   --            --        (90,000)            (90,000)
Sale of Common Stock (Note 4) ......................            1,025,000     5,147,127             --           5,147,127
Net Income .........................................                   --            --      1,184,781           1,184,781
-----------------------------------------------------------------------------------------------------------------------------
BALANCE -- AUGUST 31, 1997 .........................            2,485,000  $  9,539,879   $  2,282,454        $ 11,822,333
=============================================================================================================================

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS

             RIVIERA TOOL COMPANY


                                                                                              YEAR ENDED AUGUST 31,
                                                                               ------------------------------------------------
                                                                                      1995            1996          1997
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income ...............................................................   $    485,863    $    395,763    $  1,184,781
   Adjustments to reconcile net income to net cash from operating activities:
     Depreciation and amortization ..........................................      1,438,403       1,272,366       1,298,200
     Loss (gain) on sale of machinery and equipment .........................         43,170         (77,908)         16,889
     Amortization of deferred gain ..........................................       (148,802)       (148,802)        (61,540)
     Deferred taxes .........................................................         75,000         204,000         538,700
     Bad debt expense .......................................................             --         175,000         (75,000)
     (Increase) decrease in assets:
       Accounts receivable ..................................................      2,763,901         100,214         528,654
       Costs and estimated gross profit in
       excess of billings on contracts in  process ..........................      1,014,107      (2,270,334)     (1,588,535)
       Inventories...........................................................        165,392         116,237         (23,267)
       Perishable tooling ...................................................       (131,747)         77,102         186,673
       Prepaid expenses and other current assets ............................         44,446          34,468         (17,344)
     Increase (decrease) in liabilities:
       Accounts payable .....................................................       (764,847)     (1,039,644)     (1,672,635)
       Accrued lease expense ................................................         65,413          56,065          46,725
       Accrued liabilities ..................................................        (59,278)        128,340         (57,347)
-------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in)
          operating activities ..............................................      4,991,021        (977,133)        304,954
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of machinery and equipment ............................         80,000         205,800          25,200
   (Increase) decrease in other assets ......................................        (70,153)        (24,005)        278,589
   Additions to property, plant and equipment ...............................       (585,248)       (501,103)       (792,580)
-------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities ..................................       (575,401)       (319,308)       (488,791)
CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from (repayments of) short-term debt ........................     (2,594,499)      3,375,333     (10,241,503)
   Principal payments under capital lease obligations .......................       (437,408)       (493,943)       (528,030)
   Proceeds from issuance of long-term debt .................................             --              --       9,904,848
   Principal payments on long-term debt .....................................     (1,346,325)     (1,254,812)     (3,862,305)
   Redemption of preferred stock ............................................             --              --        (142,500)
   Sale of common stock .....................................................             --              --       5,147,127
   Capitalized refinancing costs ............................................             --        (333,325)             --
   Common stock dividends paid ..............................................             --              --         (90,000)
   Preferred stock dividends paid ...........................................        (34,200)             --          (3,800)
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in)
       financing activities .................................................     (4,412,432)      1,293,253         183,837
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH .............................................          3,188          (3,188)             --
CASH -- Beginning of period .................................................             --           3,188              --
-------------------------------------------------------------------------------------------------------------------------------
CASH -- End of period .......................................................   $      3,188    $         --    $         --
===============================================================================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------

RIVIERA TOOL COMPANY

NOTE 1 - NATURE OF BUSINESS

Nature of Business - The Company designs, develops and manufactures custom and complex large scale metal stamping die systems used in the high-speed production of sheet metal stamped parts and assemblies for the automotive industry. These systems are mainly sold to Chrysler Corporation, Ford Motor Company and General Motors Corporation and their tier one suppliers of sheet metal stamped parts and assemblies.

Reporting Entity - In October 1996, the Company executed an agreement and plan of merger. Under the provisions of the agreement, Riviera Die & Tool, Inc., merged with and into Riviera Tool Company, owner of 100% of its Common Stock, as the survivor corporation. Concurrently with such merger, the By-Laws and Articles of Incorporation have been amended to provide updated language on officer and director indemnification and the authorized capital stock of the Company was amended to increase the availability of unissued shares of common and preferred stock. The following two classes of preferred stock existed after the merger:

- Redeemable Preferred Stock - no par value, authorized 1,425 shares, 1,425 shares issued and outstanding.

- Non-Redeemable Preferred Stock - no par value, authorized 200,000 shares, no shares issued and outstanding.

These two entities have been reported on a consolidated basis for more than five years prior to the merger. Therefore, the merger has no effect on the balance sheet, statement of income, statement of common stockholders' equity or cash flows. The stockholders' equity section of this report reflects the impact of this merger on authorized, issued and outstanding shares of stock.

NOTE 2  - SUBSEQUENT SALE OF 8% CUMULATIVE CONVERTIBLE
          PREFERRED STOCK AND PRO-FORMA PRESENTATION

In October, 1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock (the "Preferred Shares") at $100.00 per share. With a portion of the proceeds from this sale, the Company exercised its option to purchase and retired all 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share.

The holders of the 8% Cumulative Convertible Preferred Stock will possess no voting rights except where required by law and under the following circumstances (i) at whatever time or times dividends are not payable for two consecutive quarterly periods, the holders of the Preferred Shares have the right to elect one additional director who shall continue until all such accumulated dividends have been paid in full, or (ii) for so long as the Preferred Shares remain outstanding, the Company must obtain a vote of the holders of 66 2/3% of the then outstanding Preferred Shares to issue any class of stock ranking senior to the Preferred Shares as to dividends or distribution of assets on liquidation. Cumulative dividends shall be paid at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997. Upon liquidation, the Shares will be entitled to seniority to the extent of $100 per share plus cumulative dividends to the date of payment over the Common Stock and any other capital stock not given senior rights by the holders of the Shares. Of the 80,000 Preferred Shares issued, 67,500 preferred shares are convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.00. The remaining 12,500 preferred shares are convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.7375. All Preferred Shares outstanding will be automatically converted into Common Stock when the average closing price for the Common Stock on the American Stock Exchange for 10 consecutive trading days is equal to or greater than $10 per share. The Company shall not be required to issue fractional shares in connection with any conversion and a cash payment shall be made in lieu thereof. The Preferred Shares are not subject to call for redemption by the Company. The Company must register under the 1933 Act the shares of Common Stock issuable upon conversion of the Preferred Shares by February 6, 1998.

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------
        RIVIERA TOOL COMPANY


NOTE 2 - SUBSEQUENT SALE OF 8% CUMULATIVE CONVERTIBLE
         PREFERRED STOCK AND PRO-FORMA PRESENTATION - CONTINUED

Had the subsequent sale of the 8% Cumulative Convertible Preferred Stock occurred prior to August 31, 1997, the balance sheet would have been as follows:

BALANCE SHEET


                                                        PRO-FORMA         ACTUAL
                                                    AUGUST 31, 1997  AUGUST 31,1997
-----------------------------------------------------------------------------------
ASSETS
Total current assets ...............................   $12,690,195     $12,690,195
Property, plant and equipment, net .................     9,640,330       9,640,330
Perishable tooling .................................       572,585         572,585
Other assets .......................................       133,107         187,843
-----------------------------------------------------------------------------------
     Total assets ..................................   $23,036,217      23,090,953
===================================================================================

LIABILITIES
Total current liabilities ..........................     2,674,067       2,526,167
Long-term debt .....................................     3,050,838       7,202,393
Other liabilities ..................................     1,540,060       1,540,060
Stockholders' equity:
   Common stock ....................................     6,539,879       9,539,879
   Convertible preferred stock .....................     6,948,919              --
   Retained earnings ...............................     2,282,454       2,282,454
-----------------------------------------------------------------------------------
     Total shareholders' equity ....................   $15,771,252      11,822,333
-----------------------------------------------------------------------------------
     Total liabilities and shareholders' equity ....   $23,036,217      23,090,953
===================================================================================

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------
        RIVIERA TOOL COMPANY

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Net Income per Common Share - Net Income per common share is based on net income available for Common Stockholders divided by the weighted average number of common shares outstanding during the period. The number of common shares outstanding has been adjusted to reflect the impact of the merger and recapitalization as referred to in Reporting Entity in Note 1.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." The statement establishes standards for computing and presenting earnings per share (EPS) and simplifies previous standards. This new statement is not expected to have a material impact as presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant Estimates - The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process at year end. Management's best estimate of costs to complete is based on costs incurred subsequent to year end, engineers' cost projections, experience with customers or particular die systems and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur could differ from the amounts estimated based on the various factors.

Revenue  Recognition  -  The Company recognizes revenue on time and
material contracts, utilizing the completed-contract method.   Revenue is
recognized on all other contracts, utilizing the percentage-of-completion method. Under the completed-contract method, the contract is considered complete when all costs except for insignificant items have been incurred and the project has been approved by the customer. Under the percentage-of-completion method estimated contract earnings are based on total estimated contract profits multiplied by the ratio of labor hours incurred to total estimated labor hours on the contract. Provisions for total estimated losses on contracts in process are recognized in the period such losses are determined. Changes in job performance, conditions and estimated profitability may result in revisions to costs and income and are recognized in the period such revisions are determined.

Accounts Receivable - As of August 31, 1996 and 1997, the Company reserved $175,000 and $100,000, respectively, for uncollectible accounts receivable, and had approximately $765,000 and $0, respectively, of unbilled accounts receivables.

Inventories -Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the useful life of the asset for financial reporting purposes and accelerated methods for tax purposes.

Perishable Tooling - Certain perishable tools are gradually used up over extended periods of time. These inventory items, which are reported as non-current assets in the balance sheet, are recorded at cost less a valuation allowance to reflect the loss in value resulting from gradual use.

Other Assets - Included in other assets are deferred debt issuance costs, precontract costs and system development costs, that are being amortized over the related debt term, contract term and technological life of the system, respectively. Amortization expense for the years ended August 31, 1996 and 1997, was $43,937 and $40,893, respectively. As of August 31, 1996 costs incurred totaling $333,325 in connection with the planned public offering of Common Stock were deferred and classified as other assets. These costs have been charged to common stock during the year ended August 31, 1997. During the year ended August 31, 1997, costs incurred totaling $54,736 in connection with the sale of 8% Cumulative Convertible Preferred Stock were deferred and classified as other assets. These costs will be charged to capital upon the issuance of the 8% Cumulative Convertible Preferred Stock.

Reclassifications - Certain reclassifications have been made in the 1996 financial statements to conform to the classifications used in 1997.

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------
        RIVIERA TOOL COMPANY

NOTE 4 - STOCKHOLDERS INVESTMENT

In March, 1997, the Company sold 1,010,000 shares of Common Stock through an initial public offering on the American Stock Exchange, at a price of $7.00 per share (the "Offering"). The Company received net proceeds of approximately $5.1 million from the Offering. The net proceeds were used to reduce previously incurred debt. In June, 1997, the Company sold 15,000 shares of common stock in connection with a consulting agreement entered into with a financial consultant.

NOTE 5 - SALES TO MAJOR CUSTOMERS

Nature of Business - The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers which represent more than 10% of the annual sales, in the particular year presented, of the Company (in 000's):

                                                                         AUGUST 31,
                                                 --------------------------------------------------------------------
                                                   1995       %         1996         %          1997              %
---------------------------------------------------------------------------------------------------------------------
Chrysler Corporation ........................    $ 5,291      24%     $ 4,622        25%       $ 8,890            40%
Ford Motor Company ..........................      1,511       7        2,061        11          3,411            16
General Motors ..............................        225       1        2,297        13            886             4
Mayflower Vehicle Systems ...................      6,211      28        2,678        15             --            --
American Bumper & Manufacturing Co ..........      3,170      14           --        --             --            --
Motor Wheel Corporation .....................      2,795      13        1,954        11            852             4
Dana-Parish .................................      2,684      12          984         5          1,293             6
Flex-n-Gate .................................         --      --           --        --          3,193            15
Others ......................................        338       1        3,738        20          3,435            15
---------------------------------------------------------------------------------------------------------------------
   Total Sales ..............................    $22,225     100%     $18,334       100%       $21,960          100%
=====================================================================================================================

Outstanding accounts receivables from four of these customers represented approximately 78 percent at August 31, 1996 and three of these customers represented approximately 76 percent at August 31, 1997.

NOTE 6 - COSTS AND BILLINGS ON CONTRACTS IN PROCESS

Costs and billings on contracts in process are as follows:


                                                                                               AUGUST 31,
                                                                                 -----------------------------------
                                                                                          1996                1997
--------------------------------------------------------------------------------------------------------------------
Costs incurred on contracts in process
under the percentage-of-completion method ......................................      $10,844,647        $ 9,008,594
Estimated gross profit .........................................................          900,375          1,325,000
--------------------------------------------------------------------------------------------------------------------
   Total .......................................................................       11,745,022         10,333,594
Less progress payments received and progress
billings to date ...............................................................        6,353,779          3,208,800
Plus costs incurred on contracts in
process under the completed contract method ....................................          158,580             13,564
--------------------------------------------------------------------------------------------------------------------
Costs and estimated gross profit in excess of
billings on contracts in process ...............................................      $ 5,549,823        $ 7,138,358
====================================================================================================================


Included in estimated gross profit for 1996 and 1997 are jobs with losses accrued of $441,301 and $55,629 respectively.

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
                             RIVIERA TOOL COMPANY


NOTE 7 -- INVENTORIES

Inventories consist of the following:

                                                             AUGUST 31,
                                                   ---------------------------
                                                      1996              1997
------------------------------------------------------------------------------
Raw material stock .........................        $149,006          $256,867
Small tools and supplies ...................         296,467           211,873
------------------------------------------------------------------------------
   Total ...................................        $445,473          $468,740
==============================================================================

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                                                                AUGUST 31,
                                                                                     ------------------------------
                                                                                         1996              1997
-------------------------------------------------------------------------------------------------------------------
Land and leasehold improvements ..............................................       $ 1,553,206       $ 1,560,668
Office furniture and fixtures ................................................           186,909           137,236
Machinery and equipment ......................................................        14,704,396        14,078,151
Computer equipment and software ..............................................           490,361         1,243,048
Transportation equipment .....................................................            99,935           115,971
-------------------------------------------------------------------------------------------------------------------
   Total cost ................................................................        17,034,807        17,135,074
Accumulated depreciation and amortization ....................................         6,887,661         7,494,744
-------------------------------------------------------------------------------------------------------------------
   Net carrying amount .......................................................       $10,147,146       $ 9,640,330
===================================================================================================================
Annual depreciation and amortization expense .................................       $ 1,228,429       $ 1,257,307
===================================================================================================================

NOTE 9 -- NOTES PAYABLE AND LONG-TERM DEBT

The Company's notes payable and long-term debt consist of the following:


                                                                                                        AUGUST 31
                                                                                               --------------------------------
Notes Payable                                                                                       1996            1997
-------------------------------------------------------------------------------------------------------------------------------
Revolving bank credit line, collateralized by substantially all assets of the
Company. The agreement provided for borrowings, subject to certain collateral requirements of up to $10.0 million, and bore interest at 4% above the bank's prime rate at August 31, 1996 (an effective rate of 12.25%). The agreement was subject to certain loan covenants discussed below and required a commitment fee of .375% per annum on the average daily unused portion of the revolving credit line, and a facility fee of .125% per annum on the revolving
credit line ................................................................................      $10,241,503      $      --
-------------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                            RIVIERA TOOL COMPANY


NOTE 9 -- NOTES PAYABLE AND LONG-TERM DEBT -- CONTINUED

LONG-TERM DEBT
Note payable to bank, payable in monthly installments of $40,000 plus interest of 4% over the bank's prime rate at August 31, 1996 and 3% above the bank's prime rate at August 31, 1995, (an effective rate of 12.25%), collateralized by substantially all assets of the Company. This agreement is subject to certain
covenants discussed below ...............................................................          376,962        --

Note payable to financial institution, payable in monthly
installments of $39,945 including interest at 9.9%, collateralized by specific
assets of the Company ...................................................................        1,088,532        --

Note payable to bank, payable in monthly installments of $15,000 including
interest at 7%, collateralized by specific assets of the Company ........................          344,356        --


Revolving bank working capital credit line, collaterlized by substantially all assets of the Company. The agreement provides for borrowing, subject to certain collateral requirements of up to $10.0 million, and bears interest at .25% above the bank's prime rate (an effective rate of 8.75%), due January 1,1999. The
Agreement is subject to certain loan covenants and requires a commitment fee of
 .25% per annum on the average daily unused portion of
the revolving credit line ...............................................................               --    4,710,726

Note payable to bank, collaterlized by substantially all assets of the Company, payable in monthly installments of $54,166.67 plus interest of .25% above the
bank's prime rate (an effective rate of 8.75%) due July 1, 2002  ........................               --    3,141,667

Revolving equipment credit line, collaterlized by specific assets of the
Company. The agreement provides for borrowing up to $4.0 million, in $500,000 increments, and bears interest at .25% above the bank's prime rate (an effective rate of 8.75%), due in monthly installments over six years from date of borrowing increment.The Agreement is subject to
certain loan covenants discussed below ..................................................              --        --
-----------------------------------------------------------------------------------------------------------------------
         Total long-term debt ...........................................................       1,809,850     7,852,393
         Less current portion ...........................................................         926,861       650,000
-----------------------------------------------------------------------------------------------------------------------
         Long-term debt -- net ..........................................................      $  882,989    $7,202,393
=======================================================================================================================

In connection with the line of credit and notes payable to certain banks as of August 31, 1996, the Company had agreed to certain covenants. The agreements required the Company to maintain minimum working capital and net worth of $200,000 and $6,000,000, respectively, to not let its combined debt-to-equity ratio exceed 3 to 1, and prohibited the payment of cash dividends. The Company was not in compliance at August 31, 1996, with these covenants and, therefore, has reclassified those debt obligations to banks as current liabilities.

As of August 31, 1997, in connection with the lines of credit and note payable to bank, the Company has agreed to certain covenants. The agreements require the Company to maintain certain ratios/levels of tangible net worth, working capital, liabilities to tangible net worth, earnings before interest, taxes, depreciation and amortization to debt service and prohibit the payment of common stock cash dividends. The Company was in compliance at August 31, 1997, with all of these covenants.


Minimum scheduled principal payments on long-term debt to maturity as of August 31, 1997, are as follows:

1998 ....................................  $  650,000
1999 ....................................   5,360,726
2000 ....................................     650,000
2001 ....................................     650,000
2002 ....................................     541,667
-----------------------------------------------------
     Total  .............................  $7,852,393
=====================================================

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                             RIVIERA TOOL COMPANY

NOTE 10 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:



                                                                                                  AUGUST 31,
                                                                                    -----------------------------------
                                                                                         1996                   1997
-----------------------------------------------------------------------------------------------------------------------
Current expense ..............................................................      $        --             $   127,900
Deferred expense .............................................................          204,000                 538,700
-----------------------------------------------------------------------------------------------------------------------
         Total tax expense ...................................................      $   204,000             $   666,600
=======================================================================================================================

The difference between the federal statutory tax rate and the Company's effective rate was:

                                                                                                             AUGUST 31,
                                                                                                       ---------------------
                                                                                                        1996           1997
Federal statutory tax rate ...................................................                          34.0%           34.0%
Increase (reduction) in income taxes relating to:
         Effect of recording and changing valuation allowance ................                            --              --
         Effect of providing for deferred taxes at rates less than
             statutory rates and other items .................................                            --             2.0
------------------------------------------------------------------------------------------------------------------------------
         Effective tax rate ..................................................                          34.0%           36.0%
==============================================================================================================================

The details of the net deferred tax liability are as follows:


                                                                                              AUGUST 31,
                                                                                      --------------------------
                                                                                      1996              1997
---------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
         Depreciation ........................................................      $(2,137,000)       $(2,020,600)
---------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
        Net operating loss carryforward ......................................        1,438,000            590,900
        Investment tax credit carryforward ...................................          246,700            204,900
        Alternative minimum tax credit carryforward ..........................           40,000            208,600
        Accrued lease expense ................................................          190,000            205,900
        Allowance for doubtful accounts ......................................               --             34,000
        Deferred gains and other items .......................................           73,300             46,800
---------------------------------------------------------------------------------------------------------------------
         Total deferred tax assets ...........................................        1,988,000          1,291,100
Valuation allowance recognized for
         deferred tax assets .................................................         (246,700)          (204,900)
---------------------------------------------------------------------------------------------------------------------
         Net deferred tax liability ..........................................      $  (395,700)       $  (934,400)
---------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                            RIVIERA TOOL COMPANY

NOTE 10 -- FEDERAL INCOME TAXES -- CONTINUED

The details of the deferred tax expense (benefit) are as follows:

                                                                                                     AUGUST 31,
                                                                                       -------------------------------------
                                                                                         1996                    1997
-----------------------------------------------------------------------------------------------------------------------------
Net operating loss carryforward ..........................................            $ 199,200                 $    847,100
Accrued lease ............................................................              (19,100)                     (15,900)
Depreciation .............................................................              (21,000)                    (116,400)
Deferred compensation ....................................................               (5,000)                       8,000
Deferred revenue .........................................................               51,000                       20,900
Other items ..............................................................               (1,100)                      (2,400)
Change in valuation allowance ............................................                  --                       (41,800)
Allowance for doubtful accounts ..........................................                  --                      (134,000)
Investment tax credit ....................................................                  --                        41,800
Alternative minimum tax credit ...........................................                  --                      (168,600)
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax expense (reduction) .........................................            $ 204,000                 $    538,700
=============================================================================================================================


As of August 31, 1997, the Company had the following applicable carryforwards to be applied against future taxable income:

                                                                                  NET OPERATING
                                                            INVESTMENT                LOSS
                                                            TAX CREDIT            CARRYFORWARD
----------------------------------------------------------------------------------------------
1999 ....................................................   $  37,400            $      --
2000 ....................................................      19,600                   --
2001 ....................................................      22,400                   --
2002 ....................................................      28,000                   --
2003 ....................................................      97,500                   --
2004 ....................................................          --                   --
2005 ....................................................          --                   --
2006 ....................................................          --                   --
2007 ....................................................          --             1,032,000
2008 ....................................................          --               486,000
2009 ....................................................          --               220,100
-------------------------------------------------------------------------------------------
   Total ................................................   $ 204,900            $1,738,100
===========================================================================================

The Company also has approximately $189,300 of alternative minimum tax credits that do not expire.

NOTE 11 -- CASH FLOWS

Cash paid or refunded during the years ended August 31, 1996 and 1997, for interest and income taxes is summarized as follows:


                                                            AUGUST 31,
                                                --------------------------------
                                                    1996                 1997
--------------------------------------------------------------------------------
Interest paid ........................           $1,572,292           $1,253,563
Income taxes paid ....................                   --                1,871


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
                               RIVIERA TOOL COMPANY

NOTE 12 -- OPERATING LEASES

The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value, commencing November 1996. The 1997 annual rent was $977,578. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1996 and 1997, accrued lease expense exceeded cash payments made by $56,065 and $46,725, respectively.

On May 25, 1994, the Company entered into a sublease agreement with an unrelated company. The agreement commenced August 1, 1994, and terminates on July 31, 1998. The agreement provides for annual lease payments ranging from $216,000 to $224,724. The agreement also contains two options to renew the lease for up to five years, with annual lease payments ranging from $231,468 to $268,332. In addition, the agreement requires the tenant to pay a pro-rata share (33.7 percent) of the facility's operating costs.

The Company has various operating leases, including the noncancellable operating lease noted above, for facilities and equipment that expire during the next 15 years. Rent expense under these leases for the year ended August 31, 1995, 1996 and 1997 amounted to $1,117,023, $1,164,855 and $1,134,625, respectively.

The following is a schedule of future minimum rent payments and noncancellable sublease income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 1997:


                                        LEASE        SUB-LEASE        NET LEASE
                                       PAYMENTS     RECEIVABLE         PAYMENT
       -------------------------------------------------------------------------
       1998 .....................     $ 1,067,330    $ 224,724      $   842,606
       1999 .....................       1,031,486           --        1,031,486
       2000 .....................       1,034,180           --        1,034,180
       2001 .....................       1,052,870           --        1,052,870
       2002 .....................       1,071,560           --        1,071,560
       2003 and after............       8,225,158                     8,225,158
       --------------------------------------------------------------------------
         Total minimum payments
             required ...........     $13,482,584    $ 224,724     $ 13,257,860
       ==========================================================================

NOTE 13 -- CAPITAL LEASES

The Company has entered into a number of capital leases. At August 31, 1996, included in machinery and equipment and accumulated depreciation and amortization are assets with a total cost of $3,065,770, and accumulated amortization of $1,068,780, acquired through capital lease transactions.
During 1997, these capital leases were paid out and such assets are included in machinery and equipment as of August 31, 1997. The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of August 31, 1996 and 1997:




                                                                           1996                   1997
------------------------------------------------------------------------------------------------------------
1997                                                                        $ 439,614          $        ----
1998                                                                          119,723                   ----
------------------------------------------------------------------------------------------------------------
    Total minimum lease payments ....................................         559,337                   ----
Less amount representing interest ...................................          31,307                   ----
------------------------------------------------------------------------------------------------------------
         Present value of net minimum lease payments ................         528,030                   ----
Less amount representing current portion ............................         409,225                   ----
------------------------------------------------------------------------------------------------------------
         Noncurrent portion .........................................        $118,805           $       ----
============================================================================================================

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                             RIVIERA TOOL COMPANY


NOTE 14 -- RETIREMENT PLANS

The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The Company's policy is to fund profit-sharing costs accrued on an annual basis. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1995, 1996, and 1997.

The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of the employee's annual wage, to the 401(k) deferred-compensation plan. The Company's contributions to the plan for the years ended August 31, 1995, 1996 and 1997, amounted to $92,575, $80,438 and $90,879, respectively.

For the years ended August 31, 1996, the plan owned 100 percent of the Company's redeemable preferred stock.

NOTE 15 -- RELATED-PARTY TRANSACTIONS

The Company had a contract with a Motor Wheel Corporation which owns 50 percent of the Company's Common Stock as of August 31, 1995, 1996 and 29.4 percent as of August 31, 1997. The contract related to the performance of engineering services and construction of dies to be purchased by the stockholder corporation. The contract provided that the stockholder corporation was required to purchase not less than 155,000 hours of work, as defined by the contract, or, if less, 85 percent of its entire domestic consumption. In the event the total hours of work were less than the required amount, the stockholder corporation paid an underutilization fee, based on a formula, to the Company. Under the plan of merger between Riviera Die and Tool, Inc. and Riviera Tool Company dated October 31, 1996, and related shareholders agreement, such contract was terminated retroactive to December 31, 1995 and no such underutilization fees were received or recorded for periods thereafter. Sales to the stockholder corporation (including underutilization fees for periods prior to December 31, 1995) for the fiscal years ended August 31, 1995, 1996 and 1997, amounted to $2,794,829, $1,954,184 and $851,979, respectively.

NOTE 16 -- REDEEMABLE PREFERRED STOCK

The Company had no issued and outstanding shares of mandatory redeemable preferred stock at August 31, 1997. The Company had 1,425 shares issued and outstanding as of August 31, 1996. The stock bears an $8 per year cumulative dividend preference over Common Stock of the Company. All outstanding shares of this stock were owned by the Company's retirement plan. According to the terms of the redemption agreement, 475 shares of the stock were to be redeemed at $100 per share, plus unpaid dividends on July 31, 1995, 1996, and 1997.

The carrying amount of the preferred stock was being increased by periodic accretions, using the interest method, so that the carrying amount would equal the mandatory redemption amount on the redemption date. The carrying amount was also being increased by unpaid dividends. Increases in the preferred stock were being effected by charges against retained earnings. The following schedule summarizes activity in the preferred stock:


                                                 AUGUST 31,
                                        ---------------------------
                                             1996     1997
-------------------------------------------------------------------
Beginning balance ..................     $ 110,537     $ 139,072
Accretion ..........................        17,135         7,228
Cumulative dividend preference .....        11,400          ----
Preferred stock redeemed ...........          ----      (142,500)
Dividends paid .....................          ----        (3,800)
--------------------------------------------------------------------
     Ending balance ................     $ 139,072     $    ----
====================================================================


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                             RIVIERA TOOL COMPANY

NOTE 17 --  PREFERENTIAL COMMON STOCK DIVIDEND

The Company, on October 31, 1996, declared a preferential dividend on the shares of common stock of the Company owned by Riviera Holding Company to pay the income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel Corporation to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. In May, 1997 the Company paid this $90,000 dividend to Riviera Holding Company.

NOTE 18 -- STOCK OPTION PLAN

The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock are reserved for issuance and are intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. Riviera Holding Company, Kenneth K. Rieth and Motor Wheel Corporation are not eligible to participate in the Option Plan. During the year ended August 31, 1997, no stock options were issued under the Option Plan.

NOTE 19 -- LEGAL PROCEEDINGS AND CLAIMS

The Company is a plaintiff and counter-defendant in an action against two individuals and a corporation, with the owners of the Company and a related corporation affiliated through common ownership as co-plaintiffs, filed July 22, 1994. In July 1992, the Company contributed machinery, equipment, inventory, work in process and receivables that were related to the business of building plastic injection molds to a joint venture that then operated as a mold builder and injection molder. The Company contributed assets valued at $5.4 million, assigned debts in the amount of $3.7 million, and received $1.7 million of preferred stock in the new entity. Defendants in this action contributed all of the stock of a mold builder then known as Leap Technologies, Inc. In November 1993, the joint venture was liquidated, and the Company's preferred stock in the entity and receivables from such entity were written off. These write-offs were reflected in the financial statements for the year ended August 31, 1993. The Company alleges that the status of the business contributed by the defendants was fraudulently represented, and the defendants are, therefore, liable to the Company for all losses sustained as a result of the failure of the venture. The Company is asking for the return of its investment plus additional damages it incurred in the process of liquidating the venture. One defendant has counterclaimed for breach of representations by the Company without specifying any amount of damages. The Company is not currently involved in other legal proceedings other than ordinary and routine proceedings incidental to its operations. In the opinion of management, no existing proceedings, including the matter involving Leap Technologies, Inc., would have a significant effect on the financial condition, results of operations and cash flows of the Company if determined against the Company.

NOTE 20 -- OTHER EXPENSE

The Company incurred bank forebearance fees of $160,000, $0 and $150,000 in 1995, 1996 and 1997, respectively, in conjunction with its then primary lender. For 1997, the Company incurred $75,771 in prepayment fees, $27,339 in tax agency penalties, and $101,075 in late charges on the facility lease.

NOTE 21  -- SUBSEQUENT PURCHASE OF EQUIPMENT

Subsequent to August 31, 1997, the Company purchased four (4) 1000 ton stamping presses for $2,235,000. On October 9, 1997, the Company borrowed $1,200,000 on its $4,000,000 revolving equipment credit line to finance the purchase of these presses. The installation cost of these four presses is estimated to be approximately $800,000.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                              RIVIERA TOOL COMPANY

NOTE 22  -- FAIR VALUE OF FINANCIAL INSTRUMENTS

A summary of the methods and significant assumptions used to estimate the fair value of financial instruments is as follows:

Short-term Financial Instruments - The fair value of short-term financial instruments, including cash, trade accounts receivable and payable and cost and earnings in excess of billings on uncompleted contracts, approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

Notes Payable and long-term debt - The estimated fair value of the Company's notes payable and long-term debt approximates its carrying amount because the interest rate fluctuates with market rates.

REPORT OF MANAGEMENT
-------------------------------------------------------------------------------
                    RIVIERA TOOL COMPANY


The management of Riviera Tool Company is responsible for the preparation of the accompanying financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The financial statements have been audited by Plante & Moran LLP, independent auditors.

The management of the Company is responsible for and maintains an accounting system and related internal controls that it believes is sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The system is evaluated by the independent auditors in connection with their annual audit. Management responds to all significant recommendations of the independent auditors and makes changes to the systems where appropriate.

The Board of Directors has an Audit Committee of Directors who are not members of management. The committee meets with management and the independent auditors in connection with its review of matters relating to the company's annual financial statements; the Company's system of internal controls; and the services of the independent auditors. The Committee also periodically meets with independent auditors, without management present, to discuss appropriate matters. In addition, the independent auditors have full and free access to meet with the Committee, with or without management representatives present, to discuss the results of their audit, the adequacy of internal controls and the quality of financial reporting.

Kenneth K. Rieth
Kenneth K. Rieth
President and Chief Executive Officer


Peter C. Canepa
Peter C. Canepa
Treasurer and Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------
                           RIVIERA TOOL COMPANY

Board of Directors and Stockholders
Riviera Tool Company

We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1996 and 1997, and the related statements of income, common stockholders' equity and cash flows for the years ended August 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1996 and 1997, and the results of its operations and cash flows for the years ended August 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.


PLANTE & MORAN, LLP

Plante & Moran, LLP

Grand Rapids, Michigan
October 17, 1997

BOARD OF DIRECTORS & OFFICERS
------------------------------------------------------------------------------
                             RIVIERA TOOL COMPANY

BOARD OF DIRECTORS
------------------------------------------------------------------------------
THOMAS R. COLLINS
Controller
Automotive Brake Division
Hayes Wheels International, Inc.

THOMAS H. HIGHLEY
Chief Executive Officer and President
The Empire Company, Inc.

JOHN C. KENNEDY
President and Director
Autocam Corporation


JOHN H. KINSTLER
Vice President of Engineering
Fabricated Wheel Division
Hayes Wheels International, Inc.

KENNETH K. RIETH
Chairman of the Board
Chief Executive Officer and President
Riviera Tool Company

LEONARD H. WOOD
Vice President
General Manager
Riviera Tool Company

OFFICERS
-------------------------------------------------------------------------------
KENNETH K. RIETH
Chairman of the Board
Chief Executive Officer and President

PETER C. CANEPA
Chief Financial Officer
Secretary and Treasurer

LEONARD H. WOOD
Vice President
General Manager

SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
ANNUAL MEETING
The annual meeting will be held Wednesday, December 17, 1997, 3:00 p.m. (EST), at Rembrandt's at Bridgewater, 333 Bridge Street, NW., Grand Rapids, Michigan, 49504.

FORM 10-K AND FINANCIAL INFORMATION A COPY OF THE COMPANY'S ANNUAL REPORT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS. REQUESTS SHOULD BE ADDRESSED TO RIVIERA TOOL COMPANY, PETE C. CANEPA, CFO, 5460 PARKWAY, SE., GRAND RAPIDS, MICHIGAN, 49512.


COMMON STOCK
Traded on the American Stock Exchange --
AMEX, under the symbol of RTC.

CORPORATE HEADQUARTERS
Riviera Tool Company
5460 Parkway, SE.,
Grand Rapids, MI 49512 U.S.A.
616.698.2100