Form 10-K405, Exhibit 13
period 1998-08-31
RIVIERA TOOL CO
filed 1998-12-01
CIK 1018349

                                                                      EXHIBIT 13

FINANCIAL OVERVIEW

Selected Financial Data

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and the Financial Statements and related Notes contained herein. All amounts are in thousands, except per share data.


                                                                         YEAR ENDED AUGUST 31,
                                                   -------------------------------------------------------
STATEMENT OF OPERATION DATA:                          1994       1995        1996        1997       1998
----------------------------                       ---------   ---------   ---------  ----------- --------
                                                               As Restated
Sales .........................................    $ 22,425    $ 19,042    $ 18,334   $ 21,960    $ 22,581
Gross Profit ..................................       2,749         926       3,398      5,128       5,484
Income (loss) from Operations .................       1,635        (976)      2,043      3,424       3,821
Interest Expense ..............................       1,415       1,589       1,670      1,211         244
Other Income ..................................         139         106         227         45           0
Other Expense .................................         532         160           0        406         132
Income (loss) before income taxes .............        (173)     (2,620)        600      1,851       3,445
Income Taxes (Benefits) .......................        (134)     (1,005)        204        667       1,240
                                                   --------    --------    --------   --------    --------
Net Income (loss) .............................         (39)     (1,615)        396      1,185       2,405
                                                   --------    --------    --------   --------    --------
Dividends .....................................          30          35          29          7         202
                                                   --------    --------    --------   --------    --------
Net Income (loss) available for common shares..    $    (69)   $ (1,650)   $    367   $  1,178    $  2,203
                                                   ========    ========    ========   ========    ========
Basic Earnings (loss)  per common share .......    $   (.05)   $  (1.13)   $    .25   $    .60    $    .86
                                                   ========    ========    ========   ========    ========
Basic common shares outstanding ...............       1,460       1,460       1,460      1,969       2,558
                                                   ========    ========    ========   ========    ========
Diluted Earnings (loss)  per common share .....    $   (.05)   $  (1.10)   $    .27   $    .60    $    .80
                                                   ========    ========    ========   ========    ========
Diluted common shares outstanding .............       1,460       1,460       1,460      1,966       2,988
                                                   ========    ========    ========   ========    ========

OTHER DATA :
------------
Depreciation & amortization ...................    $  1,214    $  1,438    $  1,272   $  1,298    $  1,292
                                                   ========    ========    ========   ========    ========


                                                                              AS OF AUGUST 31,
                                                          --------------------------------------------------------
BALANCE SHEET DATA:                                         1994         1995       1996        1997        1998
-------------------                                       ---------   ---------   ---------   ----------- --------
Working Capital .....................................     $ (4,273)   $ (7,149)   $ (6,851)   $  6,982    $ 11,297

Total Assets ........................................       26,439      19,414      20,432      20,056      27,696

Current Portion of Long-Term Debt & Capital  Leases..        3,129       2,256       1,336         650         877

Revolving Line of Credit ............................        9,461       6,866      10,242       4,711       3,863

Long-term Capital Leases & Term Debt, less current
portion .............................................        2,715       1,830       1,002       3,142       4,334

Redeemable Preferred Stock ..........................          109         111         139           0           0

Common Stockholder's Equity .........................        4,770       3,120       3,487       9,722      15,882

The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.

                                                       FISCAL YEAR ENDED AUGUST 31,
                                                ---------------------------------------
STATEMENT OF OPERATION DATA:                     1994     1995     1996    1997    1998
----------------------------                    -----    -----    -----   -----   -----
Net Sales ...................................    100%     100%     100%    100%    100%
Gross Margin ................................     12        5       19      23      24
Income (Loss)  from Continuing Operations ...      7       (5)      11      16      17
Interest Expense ............................      6        8        9       6       1
Other Income ................................     --       --        1      --      --
Other Expense ...............................      2       --       --       2      --
Income (loss) before income taxes ...........     (1)     (14)       3       8      16
Federal Income Tax (Benefit) ................     (1)      (5)       1       3       5
                                                ----     ----     ----    ----    ----
Net Income (Loss) ...........................     --%      (9)%      2%      5%     11%
                                                ----     ----     ----    ----    ----
Dividends ...................................     --       --       --      --       1
                                                ====     ====     ====    ====    ====
Net Income (Loss) available for Common
   Shares ...................................     --%      (9)%      2%      5%     10%
                                                ====     ====     ====    ====    ====

OTHER DATA:
-----------
Depreciation and Amortization ...............      5%       8%       7%      6%      6%
                                                ====     ====     ====    ====    ====

Quarterly Financial Data

The following is a condensed summary of quarterly results of operations for 1996, 1997 and 1998 (in thousands, except per share data):

                                                                                            BASIC                      DILUTED
                                                                       NET INCOME   -----------------------  -----------------------
                                                                        AVAILABLE    EARNINGS     COMMON      EARNINGS     COMMON
                                 GROSS       OPERATING        NET      FOR COMMON      PER        SHARES        PER        SHARES
                     REVENUES    PROFIT       INCOME         INCOME      SHARES       SHARE    OUTSTANDING     SHARE     OUTSTANDING
                     ---------  ----------  ---------      ---------- ------------- ---------  ------------- ---------   -----------
  1996:   First..... $ 4,934      $   884      $   463      $    87      $    80      $   .06     1,460      $   .06         1,460
          Second....   4,629          947          546          127          120          .08     1,460          .09         1,460
          Third.....   4,458          957          505           79           72          .05     1,460          .05         1,460
          Fourth....   4,313          610          529          103           95          .06     1,460          .07         1,460
                     -------      -------      -------      -------      -------      -------   -------      -------       -------
             Total.. $18,334      $ 3,398      $ 2,043      $   396      $   367      $   .25     1,460      $   .27         1,460
                     =======      =======      =======      =======      =======      =======   =======      =======       =======

  1997:   First..... $ 5,480      $ 1,085      $   654      $   176      $   172      $   .12     1,460      $   .12         1,460
          Second....   5,405        1,105          666          159          157          .11     1,460          .06         1,460
          Third.....   5,001        1,085          730          247          244          .10     2,426          .10         2,470
          Fourth....   6,074        1,853        1,374          603          605          .24     2,485          .24         2,485
                     -------      -------      -------      -------      -------      -------   -------      -------       -------
             Total.. $21,960      $ 5,128      $ 3,424      $ 1,185      $ 1,178      $   .60     1,969      $   .60         1,966
                     =======      =======      =======      =======      =======      =======   =======      =======       =======

  1998:   First..... $ 5,444      $ 1,260      $   756      $   415      $   331      $   .16     2,067      $   .14         2,755
          Second....   6,096        1,662        1,103          526          408          .20     2,017          .17         3,065
          Third.....   6,878        1,846        1,297          714          714          .23     3,065          .23         3,065
          Fourth....   4,163          716          665          750          750          .25     3,065          .25         3,065
                     -------      -------      -------      -------      -------      -------   -------      -------       -------
             Total.. $22,581      $ 5,484      $ 3,821      $ 2,405      $ 2,203      $   .86     2,558      $   .79         2,988
                     =======      =======      =======      =======      =======      =======   =======      =======       =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

    The Company is a leading designer and manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the company are used in the high-speed production of automobile and truck body parts such as doors, door frames, structural components and bumpers. A majority of the Company's sales are to Chrysler Corporation, Ford Motor Company, General Motors Corporation and their tier one suppliers.


RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere herein.

FISCAL 1998 COMPARED TO FISCAL 1997

     Revenue. Total revenue for 1998 increased by 3% from approximately $21.9 million in 1997 to $22.6 million in 1998. The increase in 1998 sales was due to the Company's increase in securing contracts awarded during 1998. Additionally, the Company's August 31, 1998 contract backlog was 31% higher than as of August 31, 1997. These contracts will be completed and recognized as revenue during fiscal years 1999 and 2000. The Company's contracts in process as of August 31, 1998 was approximately $7.3 million higher than as of August 31, 1997. These contracts will be completed and recognized as revenue during fiscal years 1999 and 2000.

Cost of Goods Sold. Cost of goods sold increased from $16.8 million in 1997 to $17.1 million in 1998, an increase of 2%. As a percent of sales, cost of goods sold decreased from 76.6% for 1997 to 75.7% for 1998. Of the cost of goods sold, direct costs were $10.4 million, 46.1% of sales, in 1998 as compared to $9.6 million, 43.6% of sales, in 1997. The largest direct cost increase was in the outside machining services expense, $1.1 million or 4.9% of sales in 1998 as compared to $321,000 or 1.5% of sales in 1997. This increase was largely due to the Company rebuilding and upgrading its machining equipment during 1998, this lowered the Company's internal machining capacity and resulted in increased outsourced machining expense. Upon completion of the machining equipment rebuild and upgrade, the Company's machining capacity and efficiency will improve. The largest direct cost decreases in 1998 were in prototype parts purchased expense, a decrease of $150,000 or .7% of sales, and direct labor expense, a decrease of $131,600 or .6% of sales.

      Engineering expense was $1.7 million or 7.5% of sales in 1998 as compared to $1.6 million or 7.1% of sales in 1997. The increase in engineering expense was due to the Company increasing its engineering personnel to fulfill the Company's increased engineering requirements.

      Manufacturing overhead was $5.1 million or 22.6% of sales in 1998 as compared to $5.7 million or 26.0% of sales in 1997. This decrease of $.6 million in 1998 as compared to 1997 was largely due to a $327,300 decrease in depreciation expense in 1998 as compared to 1997. This was due to the Company selling certain equipment during 1998 which was in service and depreciated for all of 1997. Other decreases include, a $224,100 decrease in perishable tooling expense in 1998 as a result of the Company improving its usage and purchase of such tooling, a $84,400 decrease in equipment rentals, a $84,600 decrease in machinery repairs and maintenance, a $28,900 decrease in workers compensation expense and a $29,300 decrease in utilities expense.


Selling and Administrative Expense. Selling and administrative expense remained consistent at $1.7 million per year for 1997 and 1998. As a percent of sales, selling, general and administrative expense decreased from 7.8% in 1997 to 7.5% in 1998. The largest administrative expense decreases in 1998 were in office salaries ($187,900), legal and professional expense ($47,000), insurance expense ($35,500), computer maintenance ($22,600) and state tax expense ($147,900). During 1998, increases in administrative expenses were in public company expenses ($144,400), supervision salaries ($38,000), and Directors and Officers insurance expense ($34,500). Selling expenses increases were in sales salaries ($80,900), travel expenses ($38,000), and sales commissions expense ($33,700).

      Interest Expense. Interest expense decreased from $1.2 million in 1997 to $.2 million in 1998 and as a percent of sales, interest expense decreased from 5.5% in 1997 to 1.1% in 1998. This decrease was due to lower average debt levels during 1998 as compared to 1997 and reduction in interest rates.


      Other Expense. Other expense during 1997 included $150,000 of bank fees paid to the Company's former primary lender as well as $75,700 in debt prepayment fees, $27,300 in tax agency penalties and $101,000 in late charges on its facility lease. For 1998, other expense represents a negotiated settlement for penalties and interest for late payment of 1995 and 1996 state income taxes.


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

     Cost of Goods Sold. Cost of goods sold increased from $14.9 million in 1996 to $16.8 million in 1997, an increase of 13%. As a percent of sales, cost of goods sold decreased from 81.5% for 1996 to 76.6% for 1997. Of the cost of goods sold, direct costs were $9.6 million, 43.6% of sales, in 1997 as compared to $8.2 million, 44.7% of sales, in 1996. The largest direct cost decreases were in the outside prototype tooling and parts expense , $537,000 or 2.9% of sales in 1996 as compared to $168,500 or .76% of sales, in 1997 and outside pattern services, $387,000 or 2.1% of sales in 1996 as compared to $236,300 or 1.1% of sales in 1997.These decreases were due largely to the timing of expense and that the Company outsourced less of this work and maintaining increased capacity internally. The largest direct cost increases were in direct materials, $2.6 million or 14.2% of sales in 1996 as compared to $3.3 million or 15.0% in 1997, outside machining services, $100,500 or .55% of sales in 1996 as compared to $321,000 or 1.5% of sales in 1997 and direct labor, $4.2 million or 22.9% of sales in 1996 as compared to $5.0 million or 22.8% of sales in 1997. These increases were due to increased sales volume and performing more prototype tooling work internally in 1997 as compared to outsourcing such work in 1996.

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

      Selling and Administrative Expense. Selling and administrative expense increased from $1.4 million in 1996 to $1.7 million in 1997. As a percent of sales, selling, general and administrative expense increased to 7.8% in 1997 as compared to 7.4% in 1996. The largest increases were in legal and professional expense, a $260,000 increase in 1997 over 1996, and public company expense, $58,000 increase in 1997 over 1996.

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


FEDERAL INCOME TAX.

    As of August 31, 1998, the Company had approximately $988,000 of net operating loss carryforwards that expire 2010, investment tax credit carryforwards of approximately $172,000 that expire 1999 through 2003, and alternative minimum tax credits of approximately $250,000, the use of which does not expire.


LIQUIDITY AND CAPITAL RESOURCES.

    The Company's needs for capital have been extensive over the period presented. Bank borrowings have increased primarily to acquire fixed assets and to finance the increase in trade accounts receivable and contracts in process, as the OEMs typically do not make progress payments on tooling contracts. The Company has financed these needs over the period presented through internally generated funds, bank financing, various equity raising activities and various capital and operating leases. Cash provided from (used in) operating activities was ($977,133) in 1996, $304,954 for 1997 and ($20,022) for 1998. The capital used by operations in 1998, was primarily due to the decrease in the Company's Accounts Receivable ($3,306,271), an increase in Work-in-Process ($7,344,003) and a decrease in Accounts Payable and Accrued Liabilities ($558,372).

    The Company utilized $319,308, $488,791 and $4,951,525 of Cash Flows from Investing Activities in 1996, 1997 and 1998, respectively. For 1996, 1997, and 1998, the most significant items were the acquisition of $501,103, $792,580 and $5,958,962 of machinery and equipment, respectively. During 1996, 1997 and 1998, the Company received proceeds from sale of machinery and equipment of $205,800, $25,200 and $1,084,356, respectively.

    Cash Flow From Financing Activities in 1996, the increase in the short-term debt resulted from the increase in Contracts in Process and decrease in Accounts Payable accounts, and the Company incurred $333,325 of initial public offering costs which have been capitalized. For 1997, the Company reduced financial institution debt and capital lease obligations (net of $4,726,990), received net proceeds from issuance of 1,010,000 shares of Common Stock ($5,147,127), redeemed 1,425 shares of 8% mandatory redeemable preferred stock ($142,500) and paid a preferential common stock dividend ($90,000). For 1998, The Company received proceeds from its equipment line of credit ($2,718,655), reduced long-term debt ($1,497,852), received net proceeds from the issuance of 80,000 shares of 8% Cumulative Convertible Preferred Stock ($6,957,058), redeemed 730,000 shares of common stock at $4.11 per share ($3,000,000) and paid preferred stock dividends ($202,108) from issuance of the 8% Cumulative Convertible Preferred Stock (October, 1998) through conversion of these preferred shares into common stock (February 11, 1998).

    The Company's total bank debt as of August 31, 1998, is $9,073,196, of which $876,555 is short-term and the balance long-term. The Company has a $10.0 million Revolving Line of Credit and a $4.0 million Non-Revolving Equipment Line of Credit. The interest rate on the financing is prime rate less .25 percent or Libor plus 2.25%. The Company believes that the unused portion of this credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through 1999. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.


PRIOR PERIOD ADJUSTMENT.

      The Company's financial statements as of August 31, 1995 have been restated to reflect an understatement of progressive billings on certain contracts in process at August 31, 1995. The Company records progressive billings on contracts in process as a reduction to costs and estimated gross profit in excess of billings on contracts in process.

      The effect of the restatement at August 31, 1995 was to reduce the costs and estimated gross profit in excess of billings on contracts in process by $3,182,400 and reduce retained earnings by $2,100,400, which is net of applicable income tax benefit of $1,082,000. The restatement had no effect on the Company's net income for the years ended August 31, 1996, 1997 and 1998. The

Company has also reflected the restatement on its Balance Sheet and Statement of Common Shareholders' Equity for the years ended August 31, 1996, 1997 and 1998.


YEAR 2000 COMPLIANCE.

      The Company has reviewed its computer technology in order to ensure year 2000 compliance. The Company primarily utilizes computer technology in its CAD design, Numerically Controlled programming and its manufacturing information systems.

       The Company has recently replaced and upgraded both its CAD design and Numerically Controlled programming computer systems. Although both these systems are not date sensitive, these new systems are year 2000 compliant. The manufacturing information systems utilize computer softwares which are upgradable to eliminate any timing issues. In addition, the cost of such upgrades are covered under maintenance contracts with the respective software vendors. Management believes any other associated costs of such upgrades would be insignificant. All of the Company's computer hardware equipment appears to be able to integrate any software upgrades necessary in order to be year 2000 compliant. Moreover, the Company continues to review for any year 2000 compliance issues that customers or suppliers may encounter with their own systems. Management believes that any customer or supplier year 2000 issues will not be relevant to the Company's operations or to its interaction with such persons.


INFLATION.

    The Company has no long-term, fixed price contracts. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices. The Company expects that this will continue to be the case.

                              Riviera Tool Company
                                  Balance Sheet


                                                                              August 31
                                                                   ----------------------------
              ASSETS                                      Note         1997            1998
                                                         ------    -------------   ------------
                                                                    (As Restated)
Current Assets
Cash ..............................................                $        --      $     4,206
  Accounts receivable:
    Trade .........................................         3        4,614,257        1,609,272
    Related party .................................                    201,286               --
  Costs and estimated gross profit in excess
    of billings on contracts in process ...........         5        3,955,958       11,299,961
  Inventories .....................................         6          468,740          405,566
  Prepaid expenses and other current assets                            267,554          172,054
                                                                   -----------      -----------
         Total current assets .....................                  9,507,795       13,491,059
Property, Plant and Equipment, net ................         7        9,640,330       13,237,501
Perishable Tooling ................................                    572,585          743,966
Deferred income tax asset .........................         9          147,600               --
Other Assets ......................................                    187,843          223,869
                                                                   -----------      -----------
         Total assets .............................                $20,056,153      $27,696,395
                                                                   ===========      ===========


                 LIABILITIES AND
              STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable ...................................                $        --      $        --
  Current portion of long-term debt ...............         8          650,000          876,555
  Accounts payable ................................                  1,241,243        1,113,113
  Accrued liabilities .............................                    634,924          204,682
                                                                   -----------      -----------
         Total current liabilities ................                  2,526,167        2,194,350

Long-Term Debt ....................................         8        7,202,393        8,196,641
Accrued Lease Expense .............................        11          605,660          643,040
Deferred Tax Liability ............................         9               --          780,376
Preferred Stock -- no par value,
   $100 mandatory redemption value:
   Authorized--5,000 shares
   Issued and outstanding--no shares ..............                         --               --
Preferred Stock-- no par value,
    Authorized -- 200,000 shares
    Issued and outstanding-- no shares ............         2               --               --
Common Stockholders' Equity
  Common stock -- No par value,
    Authorized -- 9,798,575 shares
    Issued and outstanding -- 2,485,000 shares at
     August 31, 1997 and 3,065,499 at
       August 31, 1998 ............................         2        9,539,879       13,496,937
    Retained earnings .............................        17          182,054        2,385,051
                                                                   -----------      -----------
         Total Common Stockholders' equity ........                  9,721,933       15,881,988
                                                                   -----------      -----------
Total liabilities and stockholders' equity ........                $20,056,153      $27,696,395
                                                                   ===========      ===========

                        See Notes to Financial Statements

                              Riviera Tool Company
                               Statement of Income

                                                                                 Year Ended August 31
                                                                   --------------------------------------------------
                                                          Note         1996               1997               1998
                                                        ------     -------------      -------------      ------------
Sales
   Trade.............................................     4        $ 16,379,909       $ 21,108,195       $ 22,203,755
   Related party ....................................                 1,954,184            851,979            377,433
                                                                   ------------       ------------       ------------
Total Sales .........................................                18,334,093         21,960,174         22,581,188

Cost of Sales .......................................                14,936,514         16,831,905         17,096,967
                                                                   ------------       ------------       ------------

Gross Profit ........................................                 3,397,579          5,128,269          5,484,221

Selling and Administrative Expenses .................                 1,354,112          1,703,884          1,663,340
                                                                   ------------       ------------       ------------
Income From Operations ..............................                 2,043,467          3,424,385          3,820,881

Other Income (Expense):
    Interest expense ................................                (1,670,414)        (1,211,287)          (244,231)
    Other Expense ...................................                        --           (406,368)          (101,871)
    Gain/(Loss) on asset sales ......................                   226,710             44,651            (29,698)
                                                                   ------------       ------------       ------------
Total Other Expense-- Net ...........................                (1,443,704)        (1,573,004)          (375,800)
                                                                   ------------       ------------       ------------
Income-- Before taxes on income .....................                   599,763          1,851,381          3,445,081
                                                                   ------------       ------------       ------------
Income Tax Expense ..................................                   204,000            666,600          1,039,976
                                                                   ------------       ------------       ------------
Net Income ..........................................                   395,763          1,184,781          2,405,105
                                                                   ------------       ------------       ------------
Dividends and Accretion on Preferred Stock...........   14,15            28,535              7,228            202,108
                                                                   ------------       ------------       ------------
Net Income Available for Common Shares ..............              $    367,228       $  1,177,553       $  2,202,997
                                                                   ============       ============       ============

Basic Earnings Per Common Share .....................              $        .25       $        .60       $        .86
                                                                   ============       ============       ============

Basic Common Shares Outstanding......................     2           1,460,000          1,968,750          2,558,263
                                                                   ------------       ------------       ------------
Diluted Earnings Per Common Share ...................              $        .25       $        .60       $        .80
                                                                   ============       ============       ============
Diluted Common Shares Outstanding....................     2           1,460,000          1,966,479          2,988,129

                        See Notes to Financial Statements

                              Riviera Tool Company
                    Statement of Common Shareholders' Equity


                                                                        Common Stock                 Retained              Total
                                                              -------------------------------        Earnings/         Shareholders'
                                                                 Shares             Amount           (Deficit)            Equity
                                                              ------------       ------------       ------------       ------------
         Balance-- August 31, 1995, as restated
            (Note 17)...................................         1,460,000       $  4,392,752       $ (1,272,727)      $  3,120,025
                                                              ------------       ------------       ------------       ------------

         Increase to redeemable preferred stock ........                --                 --            (28,535)           (28,535)

         Net Income ....................................                --                 --            395,763            395,763
                                                              ------------       ------------       ------------       ------------

         Balance-- August 31, 1996 .....................         1,460,000       $  4,392,752       $   (905,499)      $  3,487,253
                                                              ------------       ------------       ------------       ------------

         Increase to redeemable preferred stock ........                --                 --             (7,228)            (7,228)

         Preferential Common Stock Dividend (Note 14)...                --                 --            (90,000)           (90,000)

         Sale of Common Stock (Note 2) .................         1,025,000          5,147,127                 --          5,147,127

         Net Income ....................................                --                 --          1,184,781          1,184,781
                                                              ------------       ------------       ------------       ------------
         Balance-- August 31, 1997 .....................         2,485,000       $  9,539,879       $    182,054       $  9,721,933
                                                              ------------       ------------       ------------       ------------

         Conversion of 8% Cumulative
           Convertible Preferred Stock (Note 2) ........         1,310,499          6,957,058                 --          6,957,058


         Purchase of Common Stock (Note 2) .............          (730,000)        (3,000,000)                --         (3,000,000)

         Preferred Stock Dividends (Note 14) ...........                --                 --           (202,108)          (202,108)
         Net Income ....................................                --                 --          2,405,105          2,405,105
                                                              ------------       ------------       ------------       ------------
         Balance-- August 31, 1998 .....................         3,065,499       $ 13,496,937       $  2,385,051       $ 15,881,988
                                                              ------------       ------------       ------------       ------------

                        See Notes to Financial Statements

                              Riviera Tool Company
                             Statement of Cash Flows

                                                                                         Year Ended August 31
                                                                           --------------------------------------------------
                                                                               1996               1997               1998
                                                                           ------------       ------------       ------------
Cash Flows from Operating Activities
  Net income ........................................................     $     395,763      $   1,184,781      $   2,405,105
                                                                           ------------       ------------       ------------
  Adjustments to reconcile net income to net cash from operating activities:
      Depreciation and amortization .................................         1,272,366          1,298,200          1,291,611
      Loss (gain) on sale of machinery and equipment ................           (77,908)            16,889             26,717
      Amortization of deferred gain .................................          (148,802)           (61,540)                --
      Deferred taxes ................................................           204,000            538,700            927,976
      Bad debt expense ..............................................           175,000            (75,000)          (100,000)
      (Increase) decrease in assets:
         Accounts receivable ........................................           100,214            528,654          3,306,271
         Costs and estimated gross profit in
         excess of billings on contracts in  process ................        (2,270,334)        (1,588,535)        (7,344,003)
         Inventories ................................................           116,237            (23,267)            63,174
         Perishable Tooling .........................................            77,102            186,673           (171,381)
         Prepaid expenses and other current assets ..................            34,468            (17,344)            95,500
      Increase (decrease) in liabilities:
         Accounts payable ...........................................        (1,039,644)        (1,672,635)          (128,130)
         Accrued lease expense ......................................            56,065             46,725             37,380
         Accrued liabilities ........................................           128,340            (57,347)          (430,242)
                                                                           ------------       ------------       ------------
          Net cash provided by (used in) operating activities .......          (977,133)           304,954            (20,022)
                                                                           ------------       ------------       ------------

Cash Flows from Investing Activities
  Proceeds from sale of machinery and equipment .....................           205,800             25,200          1,084,356
  (Increase) decrease in other assets ...............................           (24,005)           278,589            (76,919)
  Additions to property, plant and equipment ........................          (501,103)          (792,580)        (5,958,962)
                                                                           ------------       ------------       ------------
          Net cash used in investing activities .....................          (319,308)          (488,791)        (4,951,525)
                                                                           ------------       ------------       ------------

Cash Flows from Financing Activities
  Net proceeds from (repayments of) short-term debt .................         3,375,333        (10,241,503)                --
  Principal payments under capital lease obligations ................          (493,943)          (528,030)                --
  Proceeds from issuance of long-term debt ..........................                --          9,904,848          2,718,655
  Principal payments on long-term debt ..............................        (1,254,812)        (3,862,305)        (1,497,852)
  Redemption of Preferred Stock .....................................                --           (142,500)                --
  Sale of Common Stock ..............................................                --          5,147,127                 --
  Sale of convertible preferred stock ...............................                --                 --          6,957,058
  Redemption of common stock ........................................                --                 --         (3,000,000)
  Capitalized refinancing costs .....................................          (333,325)                --                 --
  Common Stock dividends paid .......................................                --            (90,000)                --
  Preferred Stock dividends paid ....................................                --             (3,800)          (202,108)
                                                                           ------------       ------------       ------------
         Net cash provided by financing activities ..................         1,293,253            183,837          4,975,753
                                                                           ------------       ------------       ------------

Net Increase (Decrease) in Cash .....................................            (3,188)                --              4,206
                                                                           ------------       ------------       ------------
Cash -- Beginning of Period .........................................             3,188                 --                 --
Cash -- End of Period................................................     $          --      $          --      $       4,206
                                                                           ============       ============       ============

                        See Notes to Financial Statements

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 1 -- NATURE OF BUSINESS

Nature of Business -- The Company designs, develops and manufactures custom and complex large scale metal stamping die systems used in the high-speed production of sheet metal stamped parts and assemblies for the automotive industry. These systems are mainly sold to Chrysler Corporation, Ford Motor Company and General Motors Corporation and their tier one suppliers of sheet metal stamped parts and assemblies.

Reporting Entity -- In October 1996, the Company executed an agreement and plan of merger. Under the provisions of the agreement, Riviera Die & Tool, Inc., merged with and into Riviera Tool Company, owner of 100% of its Common Stock, as the survivor corporation. Concurrently with such merger, the By-Laws and Articles of Incorporation have been amended to provide updated language on officer and director indemnification and the authorized capital stock of the Company was amended to increase the availability of unissued shares of common and preferred stock. The following two classes of preferred stock existed after the merger:

    - Redeemable Preferred Stock -- no par value, authorized 1,425 shares, 1,425 shares issued and outstanding.
    - Non-Redeemable Preferred Stock -- no par value, authorized 200,000 shares, no shares issued and outstanding.

These two entities have been reported on a consolidated basis for more than five years prior to the merger. Therefore, the merger has no effect on the balance sheet, statement of income, statement of common stockholders' equity or cash flows. The stockholders' equity section of this report reflects the impact of this merger on authorized, issued and outstanding shares of stock.


NOTE 2 -- STOCKHOLDERS INVESTMENT

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

In October, 1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock (the "Preferred Shares") at $100.00 per share. The company received net proceeds of approximately $6.9 million, net of offering costs, from this offering. With a portion of the proceeds from this sale, the Company exercised its option to purchase and retired all 730,000 shares of common stock held by Motor Wheel Corporation for $3.0 million or $4.11 per share.

The holders of the 8% Cumulative Convertible Preferred Stock possessed no voting rights. Cumulative dividends were to be paid at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997. Of the 80,000 Preferred Shares issued, 67,500 preferred shares were convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.00. The remaining 12,500 preferred shares were convertible into Common Stock at any time, and from time to time, in whole or in part, for the number of shares of Common Stock per share equal to $100 divided by $6.7375. All the Preferred Shares outstanding were automatically converted into Common Stock when the average closing price for the Common Stock on the American Stock Exchange for 10 consecutive trading days is equal to or greater than $10 per share. The Company was not required to issue fractional shares in connection with any conversion and a cash payment shall be made in lieu thereof. On January 9, 1998, the Company registered 1,461,529 shares of Common Stock under the Securities Act of 1933. These common shares were issuable upon conversion of the 8% Cumulative Convertible Preferred Stock. On January 10, 1998, the Company sent notice to all holders of the 8% Cumulative Convertible Preferred Stock that all such preferred shares outstanding would be automatically converted into Common Stock on or before February 11, 1998, under the mandatory conversion provision requiring mandatory conversion when the average closing price for the Common Stock on the American Stock Exchange is $10.00 per share (which occurred during the trading period of November 20 and December 4, 1997). On February 11, 1998, all 80,000 shares of 8% Cumulative Convertible Preferred Stock was converted into 1,310,499 shares of registered Common Stock.


NOTE 3 -- SIGNIFICANT ACCOUNTING POLICIES

Basic Earnings per common Share -- Basic earnings per common share is based on net income available for Common Stockholders divided by the weighted average number of common shares outstanding during the period. The number of common shares outstanding has been adjusted to reflect the impact of the merger and recapitalization as referred to in Reporting Entity in Note 1.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 3 -- ACCOUNTING POLICIES --CONTINUED

Diluted Earnings per common share -- Diluted earnings per common share is based on net income before dividends divided by the actual weighted number of common shares plus diluted potential common shares outstanding during the period.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant Estimates -- The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process at year end. Management's best estimate of costs to complete is based on costs incurred subsequent to year end, engineers' cost projections, experience with customers or particular die systems and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur could differ from the amounts estimated based on the various factors.

Revenue Recognition -- The Company recognizes revenue on time and material contracts, utilizing the completed-contract method. Revenue is recognized on all other contracts, utilizing the percentage-of-completion method. Under the completed-contract method, the contract is considered complete when all costs except for insignificant items have been incurred and the project has been approved by the customer. Under the percentage-of-completion method estimated contract earnings are based on total estimated contract profits multiplied by the ratio of labor hours incurred to total estimated labor hours on the contract. Provisions for total estimated losses on contracts in process are recognized in the period such losses are determined. Changes in job performance, conditions and estimated profitability may result in revisions to costs and income and are recognized in the period such revisions are determined.

Accounts Receivable -- As of August 31, 1997 and 1998, the Company reserved $100,000 and $0, respectively, for uncollectible accounts receivable, and had approximately $765,000 and $0, respectively, of unbilled accounts receivables.

Inventories -- Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the useful life of the asset for financial reporting purposes and accelerated methods for tax purposes.

Perishable Tooling -- Certain perishable tools are gradually used up over extended periods of time. These inventory items, which are reported as non-current assets in the balance sheet, are recorded at cost less a valuation allowance to reflect the loss in value resulting from gradual use.

NOTE 4 -- SALES TO MAJOR CUSTOMERS

Nature of Business -- The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers which represent more than 10% of the annual sales, in the particular year presented, of the Company (in 000's):


                                                               August 31
                               ---------------------------------------------------------------------------
                                   1996         %           1997          %             1998         %
                               ----------- -----------  ----------------------      ----------- ----------
Chrysler Corporation .......   $ 4,622           25%      $ 8,890           40%      $ 2,363           10%
Ford Motor Company .........     2,061           11         3,411           16            62           --
General Motors .............     2,297           13           886            4         5,285           23
Mayflower Vehicle Systems...     2,678           15            --           --            --           --
Motor Wheel Corporation ....     1,954           11           852            4           378            2
Dana-Parish ................       984            5         1,293            6            49           --
Flex-n-Gate ................        --           --         3,193           15         3,230           14
A.G. Simpson ...............        --           --            --           --         2,605           12
Autodie International ......        --           --            --           --         4,191           19
Others .....................     3,738           20         3,435           15         4,418           20
                               -------      -------       -------      -------       -------      -------
     Total Sales ...........   $18,334          100%      $21,960          100%      $22,581          100%
                               =======      =======       =======      =======       =======      =======

Outstanding accounts receivable from three of these customers represented approximately 76 percent at August 31, 1997 and three of these customers represented approximately 51 percent at August 31, 1998.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 5 -- COSTS AND BILLING ON CONTRACTS IN PROCESS


                                                                            August 31
                                                                   ----------------------------
Costs and billings on contracts in process are as follows:             1997            1998
                                                                   -----------      -----------
Costs incurred on contracts in process under the
 percentage-of-completion method ...............................  $  9,008,594     $ 14,949,213
Estimated gross profit .........................................     1,325,000        1,450,000
                                                                   -----------      -----------
     Total .....................................................    10,333,594       16,399,213
Less progress payments received and progress billings to date...     6,391,200        5,099,252
Plus costs incurred on contracts in process under
  The completed contract method ................................        13,564               --
                                                                   -----------      -----------
Costs and estimated gross profit in excess of billings on
contracts in process ...........................................  $  3,955,958     $ 11,299,961
                                                                   ===========      ===========

Included in estimated gross profit for 1997 and 1998 are jobs with estimated losses accrued of $55,629 and $309,565, respectively.


NOTE 6 -- INVENTORIES

Inventories consist of the following:


                                                           August 31
                                                    -----------------------
                                                      1997         1998
                                                    ----------   ----------
Raw material stock................................ $  256,867   $  234,424
Small tools and supplies..........................    211,873      171,142
                                                    ----------   ----------
         Total.................................... $  468,740   $  405,566
                                                    ==========   ==========



NOTE 7 -- PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:



                                                                          August 31
                                                                ------------------------------
                                                                    1997             1998
                                                                -------------    -------------
Land and leasehold improvements............................    $   1,560,668    $   1,453,539
Office furniture and fixtures..............................          137,236          203,514
Machinery and equipment....................................       13,703,823       11,594,436
Computer equipment and software............................        1,243,048        1,518,214
Transportation equipment...................................          115,971          126,365
Construction in process....................................          374,328        5,283,903
                                                                -------------    -------------
     Total cost............................................       17,135,074       20,179,971
Accumulated depreciation and  amortization.................        7,494,744        6,942,470
                                                                -------------    -------------
     Net carrying amount...................................    $   9,640,330    $  13,237,501
                                                                =============    =============
Annual depreciation & amortization  expense................    $   1,257,307    $   1,250,718
                                                                =============    =============


As of August 31, 1998, the Company had $5,283,903 of construction in process. These costs represent costs related to the installation of four large stamping presses and other machinery. The Company has machinery and equipment commitments of approximately $2,000,000 at August 31, 1998 which will be incurred during the subsequent August 31, 1999 year. During year ended August 31, 1998, the Company capitalized interest of approximately $310,000 at the prevailing borrowing interest rate at the time these costs were incurred.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 8 -- TERM DEBT

The Company's long-term debt consist of the following:

                                                                                            August 31
                                                                                  ------------------------------
                  Long-Term Debt                                                      1997             1998
                  --------------                                                  -------------    -------------
                  Revolving bank working capital credit line, collateralized by substantially all assets of the Company. The agreement
                  provides for borrowing, subject to certain collateral
                  requirements of up to $10.0 million, and bears interest,
                  payable monthly, at .25% above the bank's prime rate as of
                  August 31, 1997 (an effective rate of 8.75%), and .25% below the bank's prime rate or Libor plus 2.25% as of August 31,
                  1998 (an effective rate of 8.25%), due January 1, 2000. The
                  Agreement is subject to certain loan covenants discussed below and requires a commitment  fee of .25%  per  annum on the
                  average daily unused portion of the revolving credit
                  line..........................................................  $  4,710,726     $  3,862,874

                  Note payable to bank, collateralized by substantially all
                  assets of the Company, payable in monthly installments of
                  $54,166.67 plus interest of .25% above the bank's prime rate as of August 31, 1997 (an effective rate of 8.75%) and .25%
                  below the bank's prime rate or Libor plus 2.25% as of August
                  31, 1998 (an effective rate of 8.25%), due June,  2002.  The
                  Agreement  is subject  to certain  loan covenants discussed
                  below.........................................................     3,141,667        2,491,667

                  Revolving equipment credit line, collaterlized by specific assets of the Company. The agreement provides for borrowing up to $4.0 million, in $500,000 increments, and bears interest at
                  .25% above the bank's prime rate as of August 31, 1997 (an effective rate of 8.75%) and .25% below the bank's prime rate or Libor plus 2.25% as of August 31, 1998 (an effective rate of 8.25%), due in monthly installments over six years from date of borrowing increment. As of August 31, 1998,
                  amortization of this loan has not  occurred.  The Agreement is
                  subject to certain loan covenants discussed below.............            --        2,718,655
                                                                                  -------------    -------------
                           Total long-term debt.................................     7,852,393        9,073,196
                           Less current portion.................................       650,000          876,555
                                                                                  -------------    -------------
                           Long-term debt-- Net.................................  $  7,202,393     $  8,196,641
                                                                                  =============    =============


Minimum scheduled principal payments on long-term debt to maturity as of August 31, 1998, are as follows (assuming the Revolving Equipment Line of Credit amortizes effective March 1, 1999):


                           1999.................................................  $    876,555
                           2000.................................................     4,965,984
                           2001.................................................     1,103,110
                           2002.................................................       994,774
                           2003 ................................................       453,110
                           2004 and after.......................................       679,663
                                                                                  -------------
                             Total..............................................  $  9,073,196
                                                                                  =============


As of August 31, 1997 and 1998, the Company has agreed to certain covenants. The agreements require the Company to maintain certain ratios/levels of tangible net worth, working capital, liabilities to tangible net worth, earnings before interest, taxes, depreciation and amortization to debt service and prohibit the payment of common stock cash dividends. The company was in compliance at August 31, 1998 with all these covenants.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 9 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:

                                                                            August 31
                                                                    ---------------------------
                                                                      1997            1998
                                                                    ---------      ------------
            Current expense....................................    $ 127,900      $    112,000
            Deferred expense...................................      538,700           927,976
                                                                    ---------      ------------
                          Total tax expense....................    $ 666,600      $  1,039,976
                                                                    =========      ============


The difference between the federal statutory tax rate and the Company's effective rate was:

                                                                           August 31
                                                                    --------------------------
                                                                       1997           1998
                                                                    -----------    -----------
            Federal statutory tax rate.........................        34.0%          34.0%
            Increase (reduction) in income taxes relating to:
            Effect of recording and changing valuation                   --           (6.0)
            allowance..........................................
            Effect of providing for deferred taxes at
               rates less than statutory rates and other items.         2.0            2.0
                                                                    -----------    -----------
                      Effective tax rate.......................        36.0%          30.0%
                                                                    ===========    ===========


The details of the net deferred tax liability are as follows:

                                                                               August 31
                                                                    ------------------------------
                                                                        1997             1998
                                                                    -------------    -------------
            Deferred tax liabilities:
              Depreciation.......................................  $  (2,020,600)   $  (1,798,676)
                                                                    -------------    -------------
            Deferred tax assets:
              Net operating loss carryforward....................      1,672,900          335,800
              Investment tax credit carryforward.................        204,900          171,800
              Alternative minimum tax credit carryforward........        208,600          250,000
              Accrued lease expense..............................        205,900          218,600
              Allowance for doubtful accounts....................         34,000               --
              Deferred Compensation and other items..............         46,800           42,100
                                                                    -------------    -------------
                          Total deferred tax assets..............      2,373,100        1,018,300
            Valuation allowance recognized for deferred tax            (204,900)               --
            assets...............................................   -------------    -------------
                          Net deferred tax asset (liability).....  $     147,600    $    (780,376)
                                                                    =============    =============


The details of the deferred tax expense are as follows:

                                                                            August 31
                                                                    -------------------------
                                                                       1997           1998
                                                                    -----------   -----------
            Net operating loss carryforward......................  $  847,100    $ 1,337,100
            Accrued lease........................................     (15,900)       (12,700)
            Depreciation.........................................    (116,400)      (221,924)
            Deferred compensation................................       8,000         (3,900)
            Deferred revenue.....................................      20,900             --
            Other items..........................................      (2,400)         8,600
            Change in valuation allowance........................     (41,800)      (204,900)
            Allowance for doubtful accounts......................     (34,000)        34,000
            Investment tax credit................................      41,800         33,100
            Alternative minimum tax credit.......................    (168,600)       (41,400)
                                                                    -----------   -----------
                                Deferred tax expense.............  $  538,700    $   927,976
                                                                    ===========   ===========

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 9 -- FEDERAL INCOME TAXES--CONTINUED

As of August 31, 1998, the Company had the following applicable carry forwards to be applied against future taxable income:

                                                                                      Net
                                                                 Investment        Operating
                                                                     Tax             Loss
                                                                    Credit        Carryforward
                                                                 ------------    --------------
            1999..............................................    $    4,300    $          --
            2000..............................................        19,600               --
            2001..............................................        22,400               --
            2002..............................................        28,000               --
            2003..............................................        97,500               --
            2004..............................................            --               --
            2005..............................................            --               --
            2006..............................................            --               --
            2007..............................................            --               --
            2008..............................................            --               --
            2009..............................................            --               --
            2010..............................................            --          987,800
                                                                    ---------    --------------
                              Total...........................    $  171,800    $     987,800
                                                                    =========    ==============


The Company also has approximately $250,000 of alternative minimum tax credits that do not expire.


NOTE 10 -- CASH FLOWS

Cash paid or refunded during the years ended August 31, 1997 and 1998, for interest and income taxes is summarized as follows:

                                                                             August 31
                                                                    -------------------------
                                                                       1997          1998
                                                                    -----------    ----------

            Interest paid........................................  $ 1,253,563    $  557,334
            Income taxes paid....................................        1,871       429,583



NOTE 11 -- OPERATING LEASES

The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value, commencing November 1996. The 1998 annual rent was $,1007,702. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1996, 1997 and 1998, accrued lease expense exceeded cash payments made by $56,065, $46,725 and $37,380, respectively.

On May 25, 1994, the Company entered into a sublease agreement with an unrelated company. The agreement commenced August 1, 1994, and expired on July 31, 1998. The agreement provided for annual lease payments ranging from $216,000 to $224,724 plus a pro-rata share (33.7 percent) of the facility's operating costs. The agreement also contains two options to renew the lease for up to five years, with annual lease payments ranging from $231,468 to $268,332. During the year ended August 31, 1998, the tenant exercised the first option to extend the sublease until July 31, 2000. The Company exercised its option to terminate the sublease agreement on July 31, 2000.

The Company has various operating leases, including the noncancellable operating lease noted above, for facilities that expire during the next 15 years. Rent expense under these leases for the year ended August 31, 1996, 1997 and 1998 amounted to $1,164,855, $1,134,625 and $960,636, respectively.

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 11 -- OPERATING LEASES-- CONTINUED

The following is a schedule of future minimum rent payments and noncancellable sublease income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 1998:

                                                                        Lease         Sub-Lease        Net Lease
                                                                      Payments        Receivable        Payment
                                                                    -------------   -------------    -------------
            1999..............................................     $   1,031,486   $     219,468    $     812,018
            2000..............................................         1,034,180         238,412          795,768
            2001..............................................         1,052,870              --        1,052,870
            2002..............................................         1,071,560              --        1,071,560
            2003..............................................         1,090,250              --        1,090,250
            2004 and after....................................         7,134,908              --        7,134,908
                                                                    -------------   -------------    -------------
            Total minimum payments required...................     $  12,415,254   $     457,880    $  11,957,374
                                                                    =============   =============    =============


NOTE 12 -- RETIREMENT PLANS

The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The Company's policy is to fund profit-sharing costs accrued on an annual basis. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1996, 1997, and 1998.

The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of the employee's annual wage, to the 401(k) deferred-compensation plan. The Company's contributions to the plan for the years ended August 31, 1996, 1997 and 1998, amounted to $80,438, $90,879 and $78,984, respectively.


NOTE 13 -- RELATED-PARTY TRANSACTIONS

On October 10, 1997, the Company exercised its option to purchase all 730,000 shares of common stock owned by Motor Wheel Corporation for $3.0 million or $4.11 per share.


NOTE 14 -- DIVIDENDS

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

In October, 1997, the Company issued and sold 80,000 shares of 8% Cumulative Convertible Preferred Stock (the "Preferred Shares") at $100.00 per share. The Company, on February 11, 1998, converted all 80,000 shares of the 8% Cumulative Convertible Preferred Stock into 1,310,499 of common stock. The dividend expense for the year ended August 31, 1998 represents the dividends paid on the 80,000 shares of 8% Cumulative Convertible Preferred Stock between the issuance date and the conversion date.


NOTE 15 -- STOCK OPTION PLAN

The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock are reserved for issuance and are intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year ended August 31, 1997, no stock options were issued under the Option Plan. Subsequent to august 31, 1998, the Company granted stock options for 45,000 shares to certain personnel under the option plan.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 16 -- LEGAL PROCEEDINGS AND CLAIMS

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


NOTE 17 -- PRIOR PERIOD ADJUSTMENT

The Company's financial statements as of August 31, 1995 have been restated to reflect an understatement of progressive billings on certain contracts in process at August 31, 1995. The Company records progressive billings on contracts in process as a reduction to costs and estimated gross profit in excess of billings on contracts in process.

The effect of the restatement at August 31, 1995 was to reduce the costs and estimated gross profit in excess of billings on contracts in process by $3,182,400 and reduce retained earnings by $2,100,400, which is net of applicable income tax benefit of $1,082,000. The restatement had no effect on the Company's net income for the years ended August 31, 1996, 1997 and 1998.

The Company has also reflected the restatement on its Balance Sheet and Statement of Common Shareholders' Equity for the years ended August 31, 1996, 1997 and 1998.


NOTE 18 -- FAIR FINANCIAL INSTRUMENTS

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

The management of the Company is responsible for and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The system is evaluated by the independent auditors in connection with their annual audit. Management responds to all significant recommendations of the independent auditors and makes changes to the systems where appropriate.

The Board of Directors has an Audit Committee of Directors who are not members of management. The committee meets with management and the independent auditors in connection with its review of matters relating to the company's annual financial statements; the Company's system of internal controls, and the services of the independent auditors. The Committee also periodically meets with independent auditors, without management present, to discuss appropriate matters. In addition, the independent auditors have full and free access to meet with the Committee, with or without management representatives present, to discuss the results of their audit, the adequacy of internal controls and the quality of financial reporting.



/s/ Kenneth K. Rieth
--------------------
Kenneth K. Rieth
President and Chief Executive Officer


/s/ Peter C. Canepa
-------------------
Peter C. Canepa
Treasurer and Chief Financial Officer

Independent Auditors' Report


Board of Directors and Stockholders
Riviera Tool Company

We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1997 and 1998, and the related statements of income, common stockholders' equity and cash flows for the years ended August 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1997 and 1998, and the results of its operations and cash flows for the years ended August 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

PLANTE & MORAN, LLP

/s/ Plante & Moran, LLP
-----------------------
Grand Rapids, Michigan
October  19, 1998

Board of Directors and Officers
Riviera Tool Company

BOARD OF DIRECTORS

THOMAS H. HIGHLEY
Chief Executive Officer and President
The Empire Company, Inc.

JOHN C. KENNEDY
Chairman, President and Director
Autocam Corporation

KENNETH K. RIETH
Chairman, Chief Executive Officer and President
Riviera Tool Company

DANIEL W. TERPSMA
Senior Vice President
Old Kent Bank

LEONARD H. WOOD
Vice President and General Manager
Riviera Tool Company

OFFICERS

KENNETH K. RIETH
Chairman, Chief Executive Officer and President
Riviera Tool Company

PETER C. CANEPA
Chief Financial Officer, Secretary and Treasurer
Riviera Tool Company

LEONARD H. WOOD
Vice President and General Manager
Riviera Tool Company

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting will be held Wednesday, December 16, 1998, 4:00 p.m. (EST), at Rembrandt's at Bridgewater , 333 Bridge Street, NW, Grand Rapids, Michigan 49504.

Form 10-K and Financial  Information
A copy of the Company's annual report filed with the Securities and Exchange Commission is available without charge to shareholders. Requests should be addressed to Riviera Tool Company, Peter C. Canepa, CFO, 5460 Executive Parkway SE, Grand Rapids, Michigan 49512.

Common Stock
Traded on the American Stock Exchange - AMEX, under the symbol of RTC.

Corporate Headquarters
Riviera Tool Company
5460 Executive Parkway SE
Grand Rapids, Michigan  49512  U.S.A.
Phone 616.698.2100