Form 10-K405, Exhibit 13
period 1999-08-31
RIVIERA TOOL CO
filed 1999-11-18
CIK 1018349

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


                                                                        YEAR ENDED AUGUST 31,
                                                  -------------------------------------------------------------
STATEMENT OF OPERATION DATA:                        1995          1996         1997         1998        1999
----------------------------                      --------      --------     --------     --------     --------
Sales .......................................     $ 19,042      $ 18,334     $ 21,960     $ 22,581     $ 22,821
Gross Profit ................................          926         3,398        5,128        5,484        5,875
Income (loss) from Operations ...............         (976)        2,043        3,424        3,821        3,856
Interest Expense ............................        1,589         1,670        1,211          244          343
Other Income ................................          106           227           45         --            169
Other Expense ...............................          160          --            406          132         --
Income (loss) before income taxes ...........       (2,620)          600        1,851        3,445        3,682
Income Taxes (Benefits) .....................       (1,005)          204          667        1,040        1,252
                                                  --------      --------     --------     --------     --------
Net Income (loss) ...........................       (1,615)          396        1,185        2,405        2,430
                                                  --------      --------     --------     --------     --------
Dividends ...................................           35            29            7          202         --
                                                  --------      --------     --------     --------     --------
Net Income (loss) available for common shares     $ (1,650)     $    367     $  1,178     $  2,203     $  2,430
                                                  ========      ========     ========     ========     ========
Basic Earnings (loss)  per common share .....     $  (1.08)     $    .24     $    .57     $    .82     $    .76
                                                  ========      ========     ========     ========     ========
Basic common shares outstanding .............        1,533         1,533        2,067        2,686        3,219
                                                  ========      ========     ========     ========     ========
Diluted Earnings (loss)  per common share ...     $  (1.05)     $    .24     $    .57     $    .76     $    .76
                                                  ========      ========     ========     ========     ========
Diluted common shares outstanding ...........        1,533         1,533        2,065        3,138        3,219
                                                  ========      ========     ========     ========     ========

OTHER DATA:
-----------
Depreciation & amortization .................     $  1,438      $  1,272     $  1,298     $  1,292     $  1,579
                                                  ========      ========     ========     ========     ========

                                                                        AS OF AUGUST 31,
                                                ---------------------------------------------------------------
BALANCE SHEET DATA:                               1995          1996          1997         1998         1999
-------------------                             ---------     ---------     --------     ---------    ---------
Working Capital ...........................     $ (7,149)     $ (6,851)     $  6,982     $ 11,297     $ 10,981
Total Assets ..............................       19,414        20,432        20,056       27,696       33,928
Current Portion of Long-Term Debt & Capital
Leases ....................................        2,256         1,336           650          877        1,889
Revolving Line of Credit ..................        6,866        10,242         4,711        3,863        2,032
Long-term Capital Leases & Term Debt, less
current portion ...........................        1,830         1,002         3,142        4,334        7,207
Redeemable Preferred Stock ................          111           139          --           --           --
Common Stockholder's Equity ...............        3,120         3,487         9,722       15,882       18,312

The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.

                                                                      FISCAL YEAR ENDED AUGUST 31,
                                                  ---------------------------------------------------------------
STATEMENT OF OPERATION DATA:                        1995            1996         1997         1998        1999
----------------------------                      ---------      ---------    ---------     ---------   ---------
Net Sales ...................................         100%          100%         100%         100%         100%
Gross Margin ................................           5            19           23           24           26
Income (Loss)  from Continuing Operations ...          (5)           11           16           17           17
Interest Expense ............................           8             9            6            1            1
Other Income ................................          --             1           --           --           --
Other Expense ...............................          --            --            2           --           --
Income (loss) before income taxes ...........         (14)            3            8           16           16
Federal Income Tax (Benefit) ................          (5)            1            3            5            5
                                                  ---------      ---------    ---------     ---------   ---------
Net Income (Loss) ...........................          (9)%           2%           5%          11%          11%
                                                  ---------      ---------    ---------     ---------   ---------
Dividends ...................................        --            --           --              1         --
                                                  ---------      ---------    ---------     ---------   ---------
Net Income (Loss) available for Common
  Shares.....................................          (9)%           2%           5%          10%          11%
                                                  =========      =========    =========     =========   =========
OTHER DATA:
-----------
Depreciation and Amortization ...............           8%            7%           6%           6%           7%
                                                  =========      =========    =========     =========   =========

Quarterly Financial Data

The following is a condensed summary of quarterly results of operations for 1997, 1998 and 1999 (in thousands, except per share data):

                                                                                       BASIC                    DILUTED
                                                                 NET INCOME    ---------------------   -------------------------
                                                                AVAILABLE FOR   EARNINGS   COMMON        EARNINGS       COMMON
                                GROSS     OPERATING     NET        COMMON          PER     SHARES          PER          SHARES
                  REVENUES     PROFIT      INCOME      INCOME      SHARES         SHARE  OUTSTANDING      SHARE      OUTSTANDING
                  --------     -------    ---------   -------   -------------  --------- -----------   -----------   -----------
1997: First.....  $ 5,480     $ 1,085     $   654    $    176       $   172   $      .11      1,533   $        .11         1,533
-----
      Second....    5,405       1,105         666         159           157          .10      1,533            .10         1,533
      Third.....    5,001       1,085         730         247           244          .10      2,547            .10         2,593
      Fourth....    6,074       1,853       1,374         603           605          .23      2,609            .23         2,609
                  -------     -------     -------     -------       -------   ----------    -------   ------------       -------
        Total     $21,960     $ 5,128     $ 3,424     $ 1,185       $ 1,178   $      .57      2,067   $        .57         2,065
                  =======     =======     =======     =======       =======   ==========    =======   ============       =======

1998: First.....  $ 5,444     $ 1,260     $   756     $   415       $   331   $      .15      2,170   $        .14         2,893
-----
      Second....    6,096       1,662       1,103         526           408          .19      2,118            .16         3,219
      Third.....    6,878       1,846       1,297         714           714          .22      3,219            .22         3,219
      Fourth....    4,163         716         665         750           750          .22      3,219            .22         3,219
                  -------     -------     -------     -------       -------   ----------    -------   ------------       -------
        Total     $22,581     $ 5,484     $ 3,821     $ 2,405       $ 2,203   $      .82      2,686   $        .76         3,137
                  =======     =======     =======     =======       =======   ==========    =======   ============       =======

1999: First.....  $ 5,557     $ 1,341     $   906     $   518       $   518   $      .16      3,219   $        .16         3,219
-----
      Second....    5,071       1,632       1,081         695           695          .22      3,219            .22         3,219
      Third.....    6,445       1,939       1,389         805           805          .25      3,219            .25         3,219
      Fourth....    5,748         963         480         412           412          .13      3,219            .13         3,219
                  -------     -------     -------     -------       -------   ----------    -------   ------------       -------
        Total     $22,821     $ 5,875     $ 3,856     $ 2,430       $ 2,430   $      .76      3,219   $        .76         3,219
                  =======     =======     =======     =======       =======   ==========    =======   ============       =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

    The Company is a designer and manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the company are used in the high-speed production of automobile and truck body parts such as doors, door frames, structural components and bumpers. A majority of the Company's sales are to DaimlerChrysler AG, Ford Motor Company, General Motors Corporation and their tier one suppliers.


RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere herein.

FISCAL 1999 COMPARED TO FISCAL 1998

     Revenue. Total revenue for 1999 increased from approximately $22.6 million in 1998 to $22.8 million in 1999. The increase in 1999 sales was due to the Company's increase in securing contracts during 1998 and 1999. Prior to the 1998 and 1999 capital expansion the Company was operating at near full capacity resulting in minor revenue increases. With the expansion the Company has increased its capacity to approximately $35.0 million and has begun marketing such additional capacity. The Company expects the anticipated increase in revenues and gross profit to more than offset the depreciation and interest expense resulting from the 1998 and 1999 capital expansion.

     Cost of Goods Sold. Cost of goods sold decreased from $17.1 million for 1998 to $16.9 million for 1999. As a percent of sales, cost of goods sold decreased from 75.7% for 1998 to 74.3% for 1999. Of the cost of goods sold, direct costs were $9.2 million, 40.2% of sales, in 1999 as compared to $10.4 million, 45.9% of sales, in 1998. The largest direct cost decrease was in outside machining expense, a decrease of $876,000 or 3.8% of sales, as a result of the Company benefiting from the upgrades of the Company's machine tools during 1998. These upgrades resulted in a more efficient and cost effective manufacturing process while increasing the Company's machining capacity. Direct labor expense decreased by $642,000 for 1999 as compared to 1998. This decrease was a result of the Company experiencing reduced direct labor hours of 14,000 hours and 6,400 in overtime requirements in 1999, as compared to 1998. These decreases were offset by increases in outside pattern expense of $380,000 and prototype parts purchased of $70,000, as compared to 1998. The increase in pattern expense was due to the Company's product mix in 1999 when compared to 1998. The increase in prototype purchased parts was due to limited press capacity during the installation of new presses during 1999, which required outsourcing of some prototype part production.

     Engineering expense was constant at approximately $1.6 million for 1998 and 1999. As a percent of sales, engineering expense was 7.1% in 1999 as compared to 7.3% in 1998.

     Manufacturing overhead was $6.1 million or 26.9% of sales in 1999 as compared to $5.1 million or 22.5% of sales in 1998. This increase of $1.0 million was largely due to a $702,000 increase in depreciation expense in 1999 as compared to 1998 because of the Company's capital expansion. Other increases include, $130,000 in manufacturing supplies expense, $64,000 in property taxes as a result of the increase in machinery and equipment and the expiration of certain tax abatements, $67,000 in perishable tooling expense as a result of increased internal machining hours, and $43,000 in employee medical insurance expense.

     Selling and Administrative Expense. Selling and administrative expense increased to $2.0 million for 1999 as compared to $1.7 million for 1998. As a percent of sales, selling and administrative expense increased from 7.4% in 1998 to 8.8% in 1999. The largest administrative expense increases in 1999 were $155,000 in office salaries, $65,000 in supervision salaries, $73,000 in deferred compensation/401(k) expense, $61,000 in the State of Michigan Single Business Tax and $40,000 in insurance expense. During 1999 these increases were offset by decreases in general expenses of $46,000 in legal and professional fees, $41,000 in amortization expense, $53,000 in other state income taxes, and $26,000 in leased equipment expense. Selling expenses increases included $60,000 in sales salaries and $25,000 in travel expenses offset by a $33,000 decrease in sales commission expense.

         Interest Expense. Interest expense increased from $244,000 in 1998 to $344,000 in 1999 and 1.1% in 1998 to 1.5% in 1999, as a percent of sales. This increase was due to higher average debt levels during 1999 incurred as a result of the Company's capital expansion.

During 1998 and 1999 the Company capitalized interest cost associated with its construction in process of $394,664 and $601,330, respectively.

      Other Income/Expense. Other expense for 1998 represents a negotiated settlement for penalties and interest for late payment of 1995 and 1996 state income taxes. Other income for 1999 largely represents a $140,000 gain as a result of a settlement of certain litigation.


FISCAL 1998 COMPARED TO FISCAL 1997

     Revenue. Total revenue for 1998 increased by 3% from approximately $21.9 million in 1997 to $22.6 million in 1998. The increase in 1998 sales was due to the Company's increase in securing contracts awarded during 1998. Additionally, the Company's August 31, 1998 contract backlog was 31% higher than as of August 31, 1997. These contracts will be completed and recognized as revenue during fiscal years 1999 and 2000. The Company's contracts in process, as of August 31, 1998, were approximately $7.3 million higher than as of August 31, 1997. These contracts will be completed and recognized as revenue during fiscal years 1999 and 2000.

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

      Manufacturing overhead was $5.1 million or 22.6% of sales in 1998 as compared to $5.7 million or 26.0% of sales in 1997. This decrease of $.6 million in 1998 as compared to 1997 was largely due to a $327,300 decrease in depreciation expense in 1998 as compared to 1997. This was due to the Company selling certain equipment during 1998 which was in service and depreciated for all of 1997. Other decreases include a $224,100 in perishable tooling expense in 1998 as a result of the Company improving its usage and purchase of such tooling, $84,400 in equipment rentals, $84,600 in machinery repairs and maintenance, $28,900 in workers compensation expense and $29,300 in utilities expense.

         Selling and Administrative Expense. Selling and administrative expense remained consistent at $1.7 million per year for 1997 and 1998. As a percent of sales, selling and administrative expense decreased from 7.8% in 1997 to 7.5% in 1998. The largest administrative expense decreases in 1998 were in office salaries of $187,900, legal and professional expense of $47,000, insurance expense of $35,500, computer maintenance expense of $22,600 and state tax expense of $147,900. During 1998, increases in administrative expenses were in public company expenses of $144,400, supervision salaries of $38,000, and Directors and Officers insurance of $34,500. Selling expenses increases were in sales salaries of $80,900, travel expenses of $38,000, and sales commissions expense of $33,700.

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

FEDERAL INCOME TAX.

     The Company's effective income tax rates were 36%, 30% and 34% for the years ended August 31, 1997, 1998 and 1999, respectively. As of August 31, 1999 the provision for federal income taxes was $1,251,824 of which $645,922 was current expense and $605,902 was deferred expense. The Company had approximately $187,000 of alternative minimum tax credits as of August 31, 1999, the use of which does not expire.


LIQUIDITY AND CAPITAL RESOURCES.

     The Company's needs for capital over the periods presented have increased primarily to acquire fixed assets and to finance the increase in trade accounts receivable and contracts in process. The Company has financed these needs over the period presented through internally generated funds and bank financing. The Company anticipates less than $1.0 million in capital expenditures for fiscal 2000.

     The Company's total bank debt as of August 31, 1999, is $11,129,051, of which $1,889,415 is short-term and the balance long-term. The Company has a $10.0 million Revolving Line of Credit with a balance outstanding of $2,032,494, a $1,841,667 Term Note, a $3,611,108 Term Note, a $3,271,000 Non-Revolving
Equipment Line of Credit with an outstanding balance of $2,643,782 and a $1,000,000 Term Note. The interest rate on the financing is prime rate less .25 percent, except for the $3,611,108 Term Note Payable and the $1,000,000 Term Note Payable which are at fixed rates of 7.26% and 8.04%, respectively. The Company believes that the unused portion of this credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through fiscal 2000. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.

YEAR 2000.

     The Company has completed its review and testing of its computer systems and has concluded that all such systems are year 2000 compliant. The Company primarily utilizes computer technology in its CAD design, Numerically Controlled programming and its manufacturing information systems.

     The Company continues to review for any year 2000 compliance issues that customers or suppliers may encounter with their own systems. Management believes that any customer or supplier year 2000 issues will not have a material effect on the Company's operations. However there can be no absolute assurances that there will not be a materially adverse effect on the Company if third parties do not resolve their year 2000 issues.

INFLATION.

     The Company has no long-term, fixed price supply contracts. Although the average set of dies takes approximately ten months from inception to shipment, any significant direct material costs are incurred at the beginning of the die manufacturing process. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices. The Company expects that this will continue to be the case.

                              Riviera Tool Company
                                 Balance Sheets

                                                                         August 31
                                                                ----------------------------
                          ASSETS                      Note          1998           1999
                                                     ------      -------------  -------------
     Current Assets
     Cash............................................           $       4,206  $     113,183
     Accounts receivable.............................  1            1,609,272      6,821,519
     Costs and estimated gross profit in excess
        of billings on contracts in process..........  4           11,299,961      7,829,744
     Inventories.....................................  5              405,566        451,167
     Prepaid expenses and other current assets.......                 172,054         84,189
                                                                -------------  -------------
              Total current assets...................              13,491,059     15,299,802

     Property, Plant and Equipment, net..............  6           13,237,501     17,941,659
     Perishable Tooling..............................  1              743,966        550,634
     Other Assets....................................                 223,869        135,770
                                                                -------------  -------------
              Total assets...........................           $  27,696,395  $  33,927,865
                                                                =============  =============

                      LIABILITIES AND
                   STOCKHOLDERS' EQUITY

     Current Liabilities
     Current portion of long-term debt...............  7        $     876,555  $   1,889,415
     Accounts payable................................               1,113,113      1,398,483
     Accrued liabilities.............................                 204,682      1,030,984
                                                                -------------  -------------
              Total current liabilities..............               2,194,350      4,318,882

     Long-Term Debt, net of current portion..........  7            8,196,641      9,239,636
     Accrued Lease Expense...........................  9              643,040        671,073
     Deferred Tax Liability..........................  8              780,376      1,386,278
                                                                -------------  -------------
              Total liabilities......................              11,814,407     15,615,869

     Preferred Stock -- no par value,
       $100 mandatory redemption value:
        Authorized--5,000 shares
        Issued and outstanding--no shares............                      --            --
     Preferred Stock-- no par value,
         Authorized -- 200,000 shares
         Issued and outstanding-- no shares..........                      --            --
     Common Stockholders' Equity
       Common stock -- no par value,
         Authorized -- 9,798,575 shares
         Issued and outstanding -- 3,065,499 at
         August 31, 1998 and 3,218,744 at
         August 31,1999 .............................  2           13,496,937     14,512,185
       Retained earnings.............................               2,385,051      3,799,811
                                                                -------------  -------------
              Total common stockholders' equity......              15,881,988     18,311,996
                                                                -------------  -------------
     Total liabilities and stockholders' equity......           $  27,696,395  $  33,927,865
                                                                =============  =============




                        See Notes to Financial Statements

                              Riviera Tool Company
                              Statements of Income


                                                                               Year Ended August 31
                                                                    ---------------------------------------------
                                                            Note        1997            1998            1999
                                                           -----   -------------   -------------   -------------
   Sales
      Trade...............................................   3     $  21,108,195   $  22,203,755   $  22,820,998
      Related party.......................................               851,979         377,433              --
                                                                   -------------   -------------   -------------
   Total Sales............................................            21,960,174      22,581,188      22,820,998

   Cost of Sales..........................................            16,831,905      17,096,967      16,946,076
                                                                   -------------   -------------   -------------

   Gross Profit...........................................             5,128,269       5,484,221       5,874,922

   Selling and Administrative Expenses....................             1,703,884       1,663,340       2,019,195
                                                                   -------------   -------------   -------------
   Income From Operations.................................             3,424,385       3,820,881       3,855,727

   Other Income (Expense):
       Interest expense....................................
                                                                     (1,211,287)       (244,231)       (343,484)
       Other...............................................            (406,368)       (101,871)         166,316
       Gain/(loss) on asset sales..........................               44,651        (29,698)           3,273
                                                                   -------------   -------------   -------------
   Total Other Expense, net................................          (1,573,004)       (375,800)       (173,895)
                                                                   -------------   -------------   -------------
   Income-- Before Taxes on Income.........................            1,851,381       3,445,081       3,681,832
                                                                   -------------   -------------   -------------
   Income Tax Expense......................................              666,600       1,039,976       1,251,824
                                                                   -------------   -------------   -------------
   Net Income..............................................            1,184,781       2,405,105       2,430,008
                                                                   -------------   -------------   -------------
   Dividends and Accretion on Preferred Stock..............  2             7,228         202,108              --
                                                                   -------------   -------------   -------------
   Net Income Available for Common Shares..................        $   1,177,553   $   2,202,997   $   2,430,008
                                                                   =============   =============   =============


   Basic Earnings Per Common Share.........................            $ .57           $ .82           $ .76
                                                                   =============   =============   =============
   Basic Common Shares Outstanding.........................  1       2,067,188       2,686,176       3,218,744

   Diluted Earnings Per Common Share.......................            $ .57           $ .76           $ .76
                                                                   =============   =============   =============
   Diluted Common Shares Outstanding.......................  1       2,064,803       3,137,535       3,218,744




                        See Notes to Financial Statements

                              Riviera Tool Company
                   Statements of Common Shareholders' Equity



                                                                        Common Stock           Retained        Total
                                                                 -------------------------     Earnings/    Shareholders'
                                                          Note    Shares         Amount       (Deficit)       Equity
                                                          ----   ---------     -----------   -----------   ------------
  Balance-- September 1, 1996.........................           1,460,000     $ 4,392,752   $  (905,499)  $  3,487,253
                                                                 ---------     -----------   -----------   ------------

  Increase to redeemable preferred stock..............              --              --            (7,228)        (7,228)

  Preferential Common Stock Dividend..................     2        --              --           (90,000)       (90,000)

  Sale of Common Stock................................     2     1,025,000       5,147,127            --      5,147,127

  Net Income..........................................              --              --         1,184,781      1,184,781
                                                                 ---------     -----------   -----------   ------------
  Balance-- August 31, 1997...........................           2,485,000     $ 9,539,879   $   182,054   $  9,721,933
                                                                 ---------     -----------   -----------   ------------

  Conversion of 8% Cumulative
    Convertible Preferred Stock.......................     2     1,310,499       6,957,058            --      6,957,058

  Purchase of Common Stock............................     2      (730,000)     (3,000,000)           --     (3,000,000)

  Preferred Stock Dividends...........................     2         --              --         (202,108)      (202,108)

  Net Income..........................................               --              --        2,405,105      2,405,105
                                                                 ---------     -----------   -----------   ------------
  Balance-- August 31, 1998...........................           3,065,499     $13,496,937   $ 2,385,051   $ 15,881,988
                                                                 ---------     -----------   -----------   ------------

  Net Income..........................................               --              --        2,430,008      2,430,008

  5% Common Stock Dividend............................     2       153,245       1,015,248    (1,015,248)            --
                                                                 ---------     -----------   -----------   ------------
  Balance-- August 31, 1999...........................           3,218,744     $14,512,185   $ 3,799,811   $ 18,311,996
                                                                 =========     ===========   ===========   ============

























                        See Notes to Financial Statements

                              Riviera Tool Company
                            Statements of Cash Flows

                                                                                          Year Ended August 31
                                                                            -----------------------------------------------
                                                                                1997             1998             1999
                                                                            ------------    -------------     ------------
     Cash Flows from Operating Activities
      Net income ........................................................   $  1,184,781    $   2,405,105     $  2,430,008
      Adjustments to reconcile net income to net cash from operating activities:
           Depreciation and amortization.................................      1,298,200        1,291,611        1,578,557
           (Gain) loss on sale of machinery and equipment................         16,889           26,717           (3,273)
           Amortization of deferred gain.................................        (61,540)              --               --
           Deferred taxes................................................        538,700          927,976          605,902
           Bad debt expense..............................................        (75,000)        (100,000)              --
           Decrease (increase) in assets:
              Accounts receivable........................................        528,654        3,306,271       (5,212,247)
              Costs and estimated gross profit in
              Excess of billings on contracts in  process................     (1,588,535)      (7,344,003)       3,470,217
              Inventories................................................        (23,267)          63,174          (45,601)
              Perishable tooling.........................................        186,673         (171,381)         193,332
              Prepaid expenses and other current assets..................        (17,344)          95,500           87,865
           Increase (decrease) in liabilities:
              Accounts payable...........................................     (1,672,635)        (128,130)         285,370
              Accrued lease expense......................................         46,725           37,380           28,033
              Accrued liabilities........................................        (57,347)        (430,242)         826,302

                                                                            ------------    -------------     ------------
               Net cash provided by (used in) operating activities.......        304,954          (20,022)       4,244,465
                                                                            ------------    -------------     ------------

     Cash Flows from Investing Activities
       Proceeds from sale of property, plant and equipment...............         25,200        1,084,356          102,650
       (Increase) decrease in other assets...............................        278,589          (76,919)         109,000
       Purchases of property, plant and equipment........................       (792,580)      (5,958,962)      (6,402,994)
                                                                            ------------    -------------     ------------
               Net cash used in investing activities.....................       (488,791)      (4,951,525)      (6,191,344)
                                                                            ------------    -------------     ------------

     Cash Flows from Financing Activities
       Net borrowings (repayments) on revolving credit line..............    (10,241,503)              --       (1,830,380)
       Proceeds from issuance of long-term debt..........................      9,904,848        2,718,655        4,925,128
       Principal payments on long-term debt..............................     (3,862,305)      (1,497,852)      (1,038,892)
       Principal payments under capital lease obligations................       (528,030)              --               --
       Redemption of preferred stock.....................................       (142,500)              --               --
       Sale of common stock..............................................      5,147,127               --               --
       Sale of convertible preferred stock...............................             --        6,957,058               --
       Redemption of common stock........................................             --       (3,000,000)              --
       Common stock cash dividends paid..................................        (90,000)              --               --
       Preferred stock cash dividends paid...............................         (3,800)        (202,108)              --

                                                                            ------------    -------------     ------------
              Net cash provided by financing activities..................        183,837        4,975,753        2,055,856
                                                                            ------------    -------------     ------------

     Net Increase in Cash................................................             --            4,206          108,977
                                                                            ------------    -------------     ------------

     Cash-- Beginning of Year............................................             --               --            4,206

     Cash-- End of Year..................................................   $         --    $       4,206     $    113,183
                                                                            ============    =============     ============


     Other Cash Flow Items:
     Interest paid.......................................................   $  1,253,563    $     557,334     $    924,331
     Income taxes paid...................................................          1,871          429,583          252,490



                        See Notes to Financial Statements

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

-    NATURE OF BUSINESS.
     Riviera Tool Company (the "Company") designs, develops and manufactures custom and complex large scale metal stamping die systems used in the high-speed production of sheet metal stamped parts and assemblies for the automotive industry. These systems are mainly sold to DaimlerChrysler AG, Ford Motor Company and General Motors Corporation and their tier one suppliers of sheet metal stamped parts and assemblies.

-    REPORTING ENTITY.
     In October 1996, the Company executed an agreement and plan of merger. Under the provisions of the agreement, Riviera Die & Tool, Inc., merged with and into Riviera Tool Company, owner of 100% of its Common Stock, as the survivor corporation. Concurrently with such merger, the By-Laws and Articles of Incorporation were amended to provide updated language on officer and director indemnification and the authorized capital stock of the Company was amended to increase the availability of unissued shares of common and preferred stock. The following two classes of preferred stock existed immediately after the merger in October, 1996:

     - Redeemable Preferred Stock -- no par value, authorized 1,425 shares, 1,425 shares issued and outstanding.

     - Non-Redeemable Preferred Stock -- no par value, authorized 200,000 shares, no shares issued and outstanding.

     These two entities were reported on a consolidated basis for more than five years prior to the merger. Therefore, the merger had no effect on the balance sheet, statement of income, statement of common stockholders' equity or cash flows. The stockholders' equity section of this report reflects the impact of this merger on authorized, issued and outstanding shares of stock.

-    EARNINGS PER SHARE.
     The Company presents earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed.

     Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

-    USE OF ESTIMATES.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although management believes the estimates are reasonable, actual results could differ from those estimates.

-    SIGNIFICANT ESTIMATES.
     The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process at year end. Management's best estimate of costs to complete is based on costs incurred subsequent to year end, engineers' cost projections, experience with customers or particular die systems and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur could differ from the amounts estimated.

-    REVENUE RECOGNITION.
     The Company recognizes revenue on time and material contracts utilizing the completed-contract method. Revenue is recognized on all other contracts utilizing the percentage-of-completion method. Under the completed-contract method, the contract is considered complete when all costs except for insignificant items have been incurred and the project has been approved by the customer. Under the percentage-of-completion method estimated contract earnings are based on total estimated contract profits multiplied by the ratio of labor hours incurred to total estimated labor hours on the contract. Provisions for total estimated losses on contracts in process are recognized in the period such losses are determined. Changes in job performance, conditions and estimated profitability may result in revisions to costs and income and are recognized in the period such revisions are determined.

-    ACCOUNTS RECEIVABLE.
     As of August 31, 1998 and 1999, the Company had no reserve for uncollectible accounts receivable and had $0 and $650,000 of unbilled accounts receivable, respectively.

-    INVENTORIES.
     Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

-    PROPERTY, PLANT AND EQUIPMENT.
     Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful life of the asset for financial reporting purposes as follows:

                                                              USEFUL
          ASSET                                               LIVES
          -----                                               -----
            -  Leasehold Improvements......................    7-20
            -  Office Furniture and fixtures...............    3-10
            -  Machinery and Equipment.....................    5-20
            -  Computer Equipment and Software.............    5-20
            -  Transportation Equipment....................    5-10

     Expenditures for maintenance and repairs are charged to expense as incurred. The Company capitalizes interest cost associated with construction in process.

-    PERISHABLE TOOLING.
     Certain perishable tools are used up over extended periods of time. These inventory items, which are reported as non-current assets in the balance sheet, are recorded at cost less a valuation allowance to reflect the loss in value resulting from gradual use.

-    INCOME TAXES.
     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based upon enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

-    DERIVATIVE AND HEDGING ACTIVITIES.
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, effective for the Company's fiscal year ending August 31, 2001. SFAS 133 expands the definition of the types of contracts considered to be derivatives, requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair market value and sets forth conditions in which a derivative instrument may be designated as a hedge. SFAS 133 further requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded at either comprehensive income or to offset related results on the hedged item in earnings. The Company`s use of derivatives is limited, but it has not quantified the effects of adopting SFAS 133 at this time.

-    STOCK-BASED COMPENSATION.
     The Company has adopted SFAS No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, and as permitted by this standard, will continue to apply the recognition and measurement principles prescribed under Accounting Principles Board Opinion No, 25, Accounting for Stock Issued to Employees, to its stock-based compensation (see Note 11).

-    BUSINESS SEGMENT REPORTING.
     The Company has adopted SFAS No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information, which requires companies to report certain information about their operating segments, products, geographic areas of operation and major customers. However, based on the nature of its operations and products, the Company considers its business to be a single operating segment.

NOTE 2  -- STOCKHOLDERS INVESTMENT

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

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 2  -- STOCKHOLDERS INVESTMENT - CONTINUED

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

Dividends on the 8% Cumulative Convertible Preferred Stock were to be paid at an annual rate of 8% payable quarterly, in arrears, at a rate of $2.00 per share per quarter, commencing December 31, 1997. Of the 80,000 Preferred Shares issued, 67,500 preferred shares were convertible into Common Stock for the number of shares of Common Stock per share equal to $100 divided by $6.00. The remaining 12,500 preferred shares were convertible into Common Stock for the number of shares of Common Stock per share equal to $100 divided by $6.7375. All the Preferred Shares outstanding were automatically converted into Common Stock when the average closing price for the Common Stock on the American Stock Exchange for 10 consecutive trading days was equal to or greater than $10 per share (which occurred during the trading period of November 20 and December 4, 1997). The Company was not required to issue fractional shares in connection with the conversion and a cash payment was made in lieu thereof. On January 9, 1998, the Company registered 1,461,529 shares of Common Stock under the Securities Act of 1933. These common shares were issuable upon conversion of the 8% Cumulative Convertible Preferred Stock. On January 10, 1998, the Company sent notice to all holders of the 8% Cumulative Convertible Preferred Stock that all such preferred shares outstanding would be automatically converted into Common Stock on or before February 11, 1998, under the mandatory conversion provision.

The Company, on February 11, 1998, converted all 80,000 shares of the 8% Cumulative Convertible Preferred Stock into 1,310,499 of common stock. The dividend expense for the year ended August 31, 1998 represents the dividends paid on the 80,000 shares of 8% Cumulative Convertible Preferred Stock between the issuance date and the conversion date.

On November 2, 1998, the Company's Board of Directors declared a five percent common stock dividend, payable on December 18, 1998, to all shareholders of record on November 17, 1998. All share and per share data presented for fiscal 1997 and 1998 have been adjusted to give effect to the five percent dividend.

NOTE 3 -- SALES TO MAJOR CUSTOMERS

The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers, which represent more than 10% of the annual sales, in the particular year presented, of the Company (in 000's):


                                                                                   AUGUST 31
                                                        -------------------------------------------------------------------
                                                           1997         %            1998       %            1999       %
                                                        ----------   -------     ----------- -------     -----------    --
General Motors.......................................   $      886       4%      $     5,285     23%     $     5,744    25%
DaimlerChrysler AG...................................        8,890      40             2,363     10            5,171    23
Navistar International...............................           --      --                --     --            3,959    17
Oxford Automotive....................................           --      --                --     --            2,968    13
Ford Motor Company...................................        3,411      16                62     --               94    --
Motor Wheel Corporation .............................          852       4               378      2               --    --
Flex-n-Gate..........................................        3,193      15             3,230     14               --    --
A.G. Simpson.........................................           --      --             2,605     12               --    --
Autodie International................................           --      --             4,191     19               10    --
Others...............................................        4,728      21             4,467     20            4,875    22
                                                        ----------   -------     ----------- -------     -----------   ---
     Total Sales.....................................   $   21,960     100%     $     22,581    100%     $    22,821   100%
                                                        ==========   =======     =========== =======     ===========   ===

Outstanding accounts receivable from three of these customers represented approximately 51 percent at August 31, 1998 and approximately 74 percent at August 31, 1999 of the total accounts receivable.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 4 -- COSTS AND BILLINGS ON CONTRACTS IN PROCESS

                                                                                                     AUGUST 31
                                                                                            -----------------------------
                                                                                                1998           1999
                                                                                            -------------   -------------
Costs and billings on contracts in process are as follows:                                  $ 14,949,213    $  11,882,615
Costs incurred on contracts in process under the percentage-of-completion method.....          1,450,000        3,418,400
Estimated gross profit...............................................................       ------------    -------------
                                                                                              16,399,213       15,301,015
     Total...........................................................................                           7,532,371
Less progress payments received and progress billings to date........................          5,099,252
                                                                                                      --           61,100
Plus costs incurred on contracts in process under the completed contract method......      -------------   --------------
                                                                                           $  11,299,961   $    7,829,744
Costs and estimated gross profit in excess of billings on contracts in process.......      =============   ==============


Included in estimated gross profit for 1998 and 1999 are jobs with estimated losses accrued of $309,565 and $60,912, respectively.

NOTE 5-- INVENTORIES

Inventories consist of the following:

                                                                                                      AUGUST 31
                                                                                            ------------------------------
                                                                                                1998             1999
                                                                                            -------------    -------------
Raw material stock.....................................................................     $     234,424    $     322,838
Small tools and supplies...............................................................           171,142          128,329
                                                                                            -------------    -------------
         Total.........................................................................     $     405,566    $     451,167
                                                                                            =============    =============

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                                                       AUGUST 31
                                                                                            -----------------------------
                                                                                                1998             1999
                                                                                            -------------    ------------
Land and leasehold improvements........................................................     $  1,453,539     $  1,635,476
Office furniture and fixtures..........................................................          203,514          203,514
Machinery and equipment................................................................       11,594,436       21,781,835
Computer equipment and software........................................................        1,518,214        1,923,856
Transportation equipment...............................................................          126,365          126,365
Construction in process................................................................        5,283,903          434,269
                                                                                            ------------     ------------
     Total cost........................................................................       20,179,971       26,105,315
Accumulated depreciation and  amortization.............................................        6,942,470        8,163,656
                                                                                            ------------     ------------
     Property, plant and equipment, net................................................     $ 13,237,501     $ 17,941,659
                                                                                            ============     ============

Depreciation & amortization  expense...................................................     $  1,291,611     $  1,578,557
                                                                                            ============     ============

As of August 31, 1998, the Company had $5,283,903 of construction in process. These costs represent costs related to the purchase and installation of four large stamping presses and other machinery, which were completed and placed in service in July 1999 for a total cost of $10,709,823, including interest capitalized interest of $394,664 and $601,330 in 1998 and 1999, respectively.


NOTE 7 -- LONG-TERM DEBT

The Company's long-term debt, which is subject to certain covenants discussed below, consist of the following:

                                                                                                    AUGUST 31
                                                                                            ---------------------------
LONG-TERM DEBT                                                                                 1998           1999
                                                                                            -----------     -----------
-    Revolving bank working capital credit line, collateralized by substantially all assets of the Company, provides for borrowing, subject to certain collateral requirements of up to $10.0 million, and bears interest, payable monthly, at .25% below the bank's prime rate or Libor plus 2.25% (as of
     August 31, 1999 an effective rate of 8.0%), due January 1, 2001. The agreement requires a commitment fee of .25% per annum on the average daily
     unused portion of the revolving credit line........................................    $ 3,862,874     $ 2,032,494

-    Note payable to bank, collateralized by substantially all assets of the
     Company, payable in monthly installments of $54,166.67 plus interest .25%
     below the bank's prime rate or Libor plus 2.25% (as of August 31, 1999 an
     effective rate of 8.0%), due July 19, 2002... .....................................      2,491,667       1,841,667

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 7 -- LONG-TERM DEBT - CONTINUED



-    Revolving equipment credit line, collaterlized by specific assets of the
     Company. The agreement provides for borrowing up to $4.0 million, in
     $500,000 increments, and bears interest at .25% below the bank's prime rate or Libor plus 2.25% (8.25% as of August 31, 1998), due in monthly
     installments over six years from date of borrowing increment.....................        2,718,655               --

-    Note payable to bank, collateralized by specific assets of the Company, payable in monthly installments of $55,566, plus simple interest of 7.26%,
     due December 31, 2003............................................................               --        3,611,108

-    Non-revolving, $3,271,000 equipment line of credit, collateralized by specific assets of the Company, payable in monthly installments of $38,941 plus interest of .25% below the bank's prime rate (as of August 31, 1999 an
     effective rate of 8.0%), due November 1, 2004....................................                         2,643,782

-    Note payable to bank, collateralized by specific assets of the Company, payable in monthly installments of $16,666 plus simple interest of 8.04%,
     due September 1, 2004............................................................               --        1,000,000
                                                                                             ----------    -------------

         Total long-term debt.........................................................        9,073,196       11,129,051
         Less current portion.........................................................          876,555        1,889,415
                                                                                             ----------    -------------
         Long-term debt-- Net.........................................................       $8,196,641    $   9,239,636
                                                                                             ==========    =============

Minimum scheduled principal payments on long-term debt to maturity as of August 31, 1999, are as follows:

           2000........................................................................    $ 1,889,415
           2001........................................................................      4,016,458
           2002........................................................................      1,875,631
           2003 .......................................................................      1,333,964
           2004 .......................................................................      1,333,964
           2005 and after..............................................................        679,619
                                                                                           ===========
                                        Total..........................................    $11,129,051
                                                                                           ===========

The debt agreements require the Company to maintain certain ratios/levels of tangible net worth, working capital, liabilities to tangible net worth, earnings before interest, taxes, depreciation and amortization to debt service and prohibit the payment of common stock cash dividends. The Company was in compliance with its covenants.

The estimated fair value of the Company's notes payable and long-term debt approximates its carrying amount.

NOTE 8 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:

                                                                                  AUGUST 31
                                                                   --------------------------------------
                                                                      1997         1998           1999
                                                                   ----------   ----------    -----------
          Current expense....................................      $  127,900   $  112,000    $   645,922
          Deferred expense...................................         538,700      927,976        605,902
                                                                   ----------   ----------    -----------
                        Total tax expense....................      $  666,600   $1,039,976    $ 1,251,824
                                                                   ==========   ==========    ===========

The difference between the federal statutory tax rate and the Company's effective rate was:

                                                                                     AUGUST 31
                                                                         --------------------------------
                                                                           1997        1998        1999
                                                                         -------    ---------    ---------
Federal statutory tax rate...................................            34.0%         34.0%         34.0%
Increase (reduction) in income taxes relating to:
Effect of decreasing the valuation allowance.................              --          (6.0)           --
Other items..................................................             2.0           2.0            --
                                                                       -------      ---------    ---------
          Effective tax rate.................................            36.0%         30.0%         34.0%
                                                                       =======      =========    =========

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 8 -- FEDERAL INCOME TAXES - CONTINUED

The details of the net deferred tax liability are as follows:

                                                                                       AUGUST 31
                                                                              -----------------------------
                                                                                 1998              1999
                                                                              ------------     ------------
 Deferred tax liabilities:
   Depreciation.........................................................      $(1,798,676)    $  (1,847,122)
                                                                              -----------     -------------
 Deferred tax assets:
   Alternative minimum tax credit carryforward..........................          250,000           187,000
   Accrued lease expense................................................          218,600           228,100
   Deferred Compensation and other items................................           42,100            45,744
   Net operating loss carryforward......................................          335,800                --
   Investment tax credit carryforward...................................          171,800                --
                                                                              -----------     -------------
               Total deferred tax assets................................        1,018,300           460,844
                                                                              -----------     -------------
               Net deferred tax liability...............................      $  (780,376)    $  (1,386,278)
                                                                              ===========     =============

The valuation allowance for net deferred tax assets decreased by $41,800 in 1997 and $204,900 in 1998. The Company has approximately $187,000 of alternative minimum tax credits that do not expire.

NOTE 9 -- OPERATING LEASES

The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1997, 1998 and 1999, lease expense exceeded cash payments made by $46,725, $37,380 and $28,033, respectively.

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

The Company has various operating leases, including the noncancellable operating lease noted above, for facilities that expire during the next 15 years. Rent expense under these leases for the years ended August 31, 1997, 1998 and 1999 amounted to $1,134,625, $960,636 and $879,898, respectively.

The following is a schedule of future minimum rent payments and noncancellable sublease income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 1999:

                                                              LEASE         SUB-LEASE        NET LEASE
                                                             PAYMENTS      RECEIVABLE         PAYMENT
                                                           -------------   ------------    -------------
 2000................................................      $  1,034,180    $    238,412    $     795,768
 2001................................................         1,052,870              --        1,052,870
 2002................................................         1,071,560              --        1,071,560
 2003................................................         1,090,250              --        1,090,250
 2004................................................         1,108,940              --        1,108,940
 2005 and after......................................         6,025,968              --        6,025,968
                                                           ------------    ------------    -------------
               Total minimum payments required.......      $ 11,383,768    $    238,412    $  11,145,356
                                                           ============    ============    =============

                              Riviera Tool Company
                         Notes to Financial Statements


NOTE 10 -- RETIREMENT PLANS

The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The Company's policy is to fund profit-sharing costs accrued on an annual basis. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1997, 1998, and 1999. The Company also matches and contributes up to 15 percent of an employees' contributions, up to 2% of the employee's annual wage. The Company's matching contributions to the plan for the years ended August 31, 1997, 1998 and 1999, amounted to $90,879, $78,984 and $101,689, respectively.


NOTE 11 -- STOCK OPTION PLANS

The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock were reserved for issuance and were intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year August 31, 1999, the Company granted stock options for 45,000 shares to certain Company personnel under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and recipients must be employed by the Company at the time of exercise.

The Company's 1998 Key Employee Stock Option Plan (the "Key Option Plan") was adopted by the Board of Directors and approved by the shareholders on December 16, 1998. Under the Key Option Plan, 200,000 shares of Common Stock were reserved for issuance and do not qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year August 31, 1999, the Company granted stock options for 54,000 shares to certain Company personnel and Directors under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and recipients must be employed by the Company at the time of exercise.

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25 which recognizes compensation expense under the intrinsic value method. The compensation cost estimated under the fair value based method defined in SFAS 123 is not significant.

A summary of the status of the Option Plan and Key Option Plan during the years' presented is as follows (no stock options were granted previous to fiscal 1999 under the 1996 Stock Option Plan and the 1998 Key Employee Stock Option Plan):

                                                                                               Weighted
                                                                                               Average
                   1996 Stock Option Plan, as amended                     Shares            Exercise Price
                   ----------------------------------                 ---------------      ---------------

     Outstanding at end of year,  August 31, 1998....................      --                   --
                                                                      ===============      ===============
     Fiscal Year Ended August 31, 1999
     Stock options granted...........................................     45,000               $6.625
     Stock options exercised.........................................      --                   --
     Stock options forfeited.........................................      --                   --
                                                                      ---------------      ---------------
     Outstanding at end of year,  August 31, 1999....................     45,000               $6.625
                                                                      ===============      ===============

                                                                                              Weighted
                   1998 Key Employee Stock Option Plan                                        Average
                   -----------------------------------                    Shares           Exercise Price
                                                                      ---------------      ---------------
     Outstanding at beginning of year, August 31, 1998...............      --                   --
                                                                      ===============      ===============

     Fiscal Year Ended August 31, 1999
     Stock options granted...........................................     54,000               $6.625
     Stock options exercised.........................................      --                   --
     Stock options forfeited.........................................      --                   --
                                                                      ---------------      ---------------

     Outstanding at end of year,  August 31, 1999....................     54,000               $6.625
                                                                      ===============      ===============

Report of Management


The management of Riviera Tool Company is responsible for the preparation of the accompanying financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The August 31, 1999 financial statements have been audited by Deloitte & Touche LLP, independent auditors.

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



/s/ Kenneth K. Rieth
--------------------
Kenneth K. Rieth
President and Chief Executive Officer


/s/ Peter C. Canepa
-------------------
Peter C. Canepa
Treasurer and Chief Financial Officer

Independent Auditors' Report


Board of Directors and Stockholders
Riviera Tool Company
Grand Rapids, Michigan

We have audited the accompanying balance sheet of Riviera Tool Company as of August 31, 1999, and the related statement of income, common stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended August 31, 1998 and 1997 were audited by other auditors whose report, dated October 19, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such 1999 financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


Grand Rapids, Michigan
November 3, 1999

Independent Auditor's Report



Board of Directors and Stockholders
Riviera Tool Company

We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1998, and the related statements of income, common stockholders' equity and cash flows for the years ended August 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1998, and the results of its operations and cash flows for the years ended August 31, 1997 and 1998, in conformity with generally accepted accounting principles.

PLANTE & MORAN, LLP



Grand Rapids, Michigan
October 19, 1998