Form 10-K405, Exhibit 13
period 2000-08-31
RIVIERA TOOL CO
filed 2000-11-21
CIK 1018349

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


                                                                               YEAR ENDED AUGUST 31,
                                                              ------------------------------------------------------
     STATEMENT OF OPERATION DATA:                               1996        1997       1998        1999       2000
     ----------------------------                             --------    --------   --------    --------   --------
     Sales...............................................     $ 18,334    $ 21,960   $ 22,581    $ 22,821   $ 25,187
     Gross Profit........................................        3,398       5,128      5,484       5,875      3,794
     Income from Operations..............................        2,043       3,424      3,821       3,856      1,655
     Interest Expense....................................        1,670       1,211        244         343        890
     Other Income/(Expense)..............................          227        (361)      (132)        169       (119)
     Income before Income Taxes..........................          600       1,851      3,445       3,682        645
     Income Taxes........................................          204         667      1,040       1,252        242
                                                              --------    --------   --------    --------   --------
     Net Income..........................................          396       1,185      2,405       2,430        404
                                                              --------    --------   --------    --------   --------
     Dividends...........................................           29           7        202          --         --
                                                              --------    --------   --------    --------   --------
     Net Income available for common shares..............     $    367    $  1,178   $  2,203    $  2,430   $    404
                                                              ========    ========   ========    ========   ========
     Basic Earnings per common share.....................          .24         .57   $    .78    $    .72   $    .12
                                                              ========    ========   ========    ========   ========
     Basic common shares outstanding.....................        1,533       2,067      2,820       3,379      3,379
                                                              ========    ========   ========    ========   ========
     Diluted Earnings per common share...................     $    .24    $    .57   $    .73    $    .72   $    .12
                                                              ========    ========   ========    ========   ========
     Diluted common shares outstanding...................        1,533       2,065      3,294       3,379      3,379
                                                              ========    ========   ========    ========   ========
     OTHER DATA:
     Depreciation and amortization expense...............     $  1,272    $  1,298   $  1,292    $  1,579   $  1,940
                                                              ========    ========   ========    ========   ========



                                                                                  AS OF AUGUST 31,
                                                              ------------------------------------------------------
    BALANCE SHEET DATA:                                         1996        1997       1998        1999       2000
    -------------------                                       --------    --------   --------    --------   --------
     Working Capital.....................................     $ (6,851)   $  6,982   $ 11,297    $ 10,981   $ 13,051
     Total Assets........................................       20,432      20,056     27,696      33,928     35,076
     Current Portion of Long-Term Debt & Capital Leases..        1,336         650        877       1,889      1,984
     Revolving Line of Credit............................       10,242       4,711      3,863       2,032      5,080
     Long-term Capital Leases & Term Debt, less current
     portion.............................................        1,002       3,142      4,334       7,207      5,223
     Redeemable Preferred Stock..........................          139          --         --          --         --
     Common Stockholders' Equity.........................        3,487       9,722     15,882      18,312     18,715

The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.



                                                                  FISCAL YEAR ENDED AUGUST 31,
                                                      -------------------------------------------------
     STATEMENT OF OPERATION DATA:                       1996       1997      1998      1999      2000
     ----------------------------                     ---------  --------   -------  --------  ========
     Net Sales......................................     100%       100%      100%      100%      100%
     Gross Profit...................................      19         23        24        26        15
     Income from Operations.........................      11         16        17        17         7
     Interest Expense...............................       9          6         1         1         4
     Other Income/(Expense).........................       1         (2)       --        --        --
     Income before Income Taxes.....................       3          8        16        16         3
     Federal Income Tax.............................       1          3         5         5         1
                                                        ----       ----      ----      ----      ----
     Net Income.....................................       2%         5%       11%       11%        2
                                                        ----       ----      ----      ----      ----
     Dividends......................................      --         --         1        --        --
                                                        ----       ----      ----      ----      ----
     Net Income available for common shares.........       2%         5%       10%       11%        2%
                                                        ====       ====      ====      ====      ====
     OTHER DATA:
     Depreciation and amortization expense..........       7%         6%        6%        7%        8%
                                                        ====       ====      ====      ====      ====


Quarterly Financial Data

The following is a condensed summary of quarterly results of operations for 1998, 1999 and 2000 (in thousands, except per share data):


                                                                NET INCOME           BASIC                   DILUTED
                                                                AVAILABLE   ----------------------    -----------------------
                                                       NET         FOR      EARNINGS     COMMON       EARNINGS      COMMON
                               GROSS    OPERATING     INCOME/     COMMON       PER       SHARES          PER        SHARES
                  REVENUES     PROFIT    INCOME       (LOSS)      SHARES      SHARE    OUTSTANDING      SHARE     OUTSTANDING
                 ----------  ---------  ---------   ---------   ----------  --------   -----------    ---------   -----------
   1998:First....  $ 5,444    $ 1,260    $   756     $   415     $   331     $   .15        2,278      $   .14        3,038
        Second...    6,096      1,662      1,103         526         408         .18        2,224          .16        3,380
        Third....    6,878      1,846      1,297         714         714         .21        3,380          .21        3,380
        Fourth...    4,163        716        665         750         750         .22        3,380          .22        3,380
                   -------    -------    -------     -------     -------     -------      -------      -------      -------
          Total    $22,581    $ 5,484    $ 3,821     $ 2,405     $ 2,203     $   .78        2,820      $   .73        3,294
                   =======    =======    =======     =======     =======     =======      =======      =======      =======

   1999:First....  $ 5,557    $ 1,341    $   906     $   518     $   518     $   .15        3,380      $   .15        3,380
        Second...    5,071      1,632      1,081         695         695         .21        3,380          .21        3,380
        Third....    6,445      1,939      1,389         805         805         .24        3,380          .24        3,380
        Fourth...    5,748        963        480         412         412         .12        3,380          .12        3,380
                   -------    -------    -------     -------     -------     -------      -------      -------      -------
          Total    $22,821    $ 5,875    $ 3,856     $ 2,430     $ 2,430     $   .72        3,380      $   .72        3,380
                   =======    =======    =======     =======     =======     =======      =======      =======      =======

   2000:First....  $ 5,855    $ 1,197    $   742     $   354     $   354     $   .10        3,379      $   .10        3,312
        Second...    5,176         27       (751)       (664)       (664)       (.20)       3,379         (.20)       3,312
        Third....    6,675      1,311        853         369         369         .11        3,379          .11        3,312
        Fourth...    7,481      1,259        811         345         345         .11        3,379          .11        3,379
                   -------    -------    -------     -------     -------     -------      -------      -------      -------
          Total    $25,187    $ 3,794    $ 1,655     $   404     $   404     $   .12        3,379      $   .12        3,379
                   =======    =======    =======     =======     =======     =======      =======      =======      =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

    The Company is a designer and manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the Company are used in the high-speed production of automobile and truck body parts such as doors, door frames, structural components and bumpers. A majority of the Company's sales are to DaimlerChrysler AG, Ford Motor Company, General Motors Corporation and their tier one suppliers of sheet metal stamped parts and assemblies.

RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere herein.

FISCAL 2000 COMPARED TO FISCAL 1999

Revenue. Total revenue for 2000 increased from approximately $22.8 million in 1999 to $25.2 million in 2000. The increase in 2000 sales was due to the Company's increase in securing contracts during 1999 and 2000. During 1998 and 1999, the Company increased its manufacturing capacity to approximately $35.0 million per annum through a capital expansion program. This additional capacity has allowed the Company to accept additional contracts and increase its revenues.

As of August 31, 2000, the Company's backlog was approximately $10.6 million as compared to $17.0 million at August 31, 1999. During the past two quarters of 2000, the automotive tooling industry has experienced a slowdown in product demand. The decrease in tooling demand and the resultant reduction in the Company's backlog will negatively effect the Company's financial performance during the first and second quarters of fiscal 2001. However, during September and October, 2000 the Company has seen an increase in its' quoting activity. It is the Company's belief that this quoting activity will result in additional contracts being released during the end of the second quarter of fiscal 2001.

Cost of Goods Sold. Cost of goods sold increased from $16.9 million for 1999 to $21.4 million for 2000. As a percent of sales, cost of goods sold increased from 74.3% for 1999 to 84.9% for 2000. Of the cost of goods sold, direct costs were $9.2 million, 40.2% of sales, in 1999 as compared to $12.5 million, 49.6% of sales, in 2000. The increase in cost of sales, as a percentage of sales, was largely a result of cost overruns on four contracts during the year ended August 31, 2000. These losses were attributable to various difficulties in manufacturing the die to the customers' specifications.

The largest increase in cost of sales was in direct expenses, an increase of $3.3 million or 9.4% of sales. Direct labor increased from $4.3 million or 18.6% of sales in 1999 to $6.3 million or 25.3% of sales in 2000. This increase was a result of the Company experiencing increased direct labor hours of 40,000 hours and 17,000 in overtime requirements in 2000, as compared to 1999.

Outside service expense increased from $433,000 or 1.9% of sales in 1999 to $1,550,000 or 6.2% of sales in 2000. This consisted of a freight expense increase of $313,000 due to shipping requirements of customers to Mexico and South Carolina, as well as laser services expense and fixtures expense, an increase of $316,000 and $248,000, respectively, resulting from an increase of prototype services and part requirements the Company experienced during 2000 as compared to 1999.

Engineering expense increased slightly from $1.6 million for 1999 to $1.8 million for 2000. As a percent of sales, engineering expense was 7.1% in 1999 as compared to 7.2% in 2000. The increase was due to the Company experiencing an increase in design services and requiring outsourcing die design services during 2000, whereas in 1999, the Company had no such outsourcing expense.

Manufacturing overhead was $6.1 million or 26.9% of sales in 1999 as compared to $7.1 million or 28.1% of sales in 2000. This increase of $1.0 million was largely due to a $285,000 increase in depreciation expense in 2000 as compared to 1999 because of the Company`s capital expansion which was completed at the end of 1999. Other increases include $54,000 in property taxes as a result of the increase in machinery and equipment and the expiration of certain tax abatements, $204,000 in perishable tooling expense as a result of increased internal machining hours, $130,000 in payroll taxes due to increase in payroll expense, $64,000 in machinery repairs and maintenance expense, $45,000 in utilities expense and $96,000 in employee medical insurance expense.

Selling and Administrative Expense. Selling and administrative expense increased from $2.0 million for 1999 as compared to $2.4 million for 2000. As a percent of sales, selling and administrative expense decreased from 8.8% in 1999 to 8.5% in 2000. The largest administrative expense increases in 2000 were $110,000 in salaries and $50,000 in the State of Michigan Single Business Tax. During 2000 these increases were partially offset by decreases in general expenses of $30,000 in public company expenses and $49,000 in insurance expense.

Interest Expense. Interest expense increased from $343,000 in 1999 to $890,000 in 2000 and 1.5% in 1999 to 3.5% in 2000, as a percent of sales. This increase was due to higher average debt levels required to finance the increase in the Company's long-term contracts during 2000, as well as in 1999 the Company capitalized interest cost associated with its construction in process of $601,330.

Other Income/Expense. Other expense for 1999 represents a negotiated settlement for penalties and interest for late payment of 1995 and 1996 state income taxes. Other income for 1999 largely represents a $140,000 gain as a result of a settlement of certain litigation. During 2000, the Company incurred a loss of $130,400 on the sale of certain machinery and equipment.

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

Manufacturing overhead was $6.1 million or 26.9% of sales in 1999 as compared to $5.1 million or 22.5% of sales in 1998. This increase of $1.0 million was largely due to a $702,000 increase in depreciation expense in 1999 as compared to 1998 because of the Company`s capital expansion. Other increases include, $130,000 in manufacturing supplies expense, $64,000 in property taxes as a result of the increase in machinery and equipment and the expiration of certain tax abatements, $67,000 in perishable tooling expense as a result of increased internal machining hours, and $43,000 in employee medical insurance expense.

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

FEDERAL INCOME TAX.

The Company's effective income tax rates were 30%, 34% and 37% for the years ended August 31, 1998, 1999 and 2000, respectively. The Company had approximately $155,000 of alternative minimum tax credits as of August 31, 2000, the use of which does not expire, and federal net operating loss carryforwards of $542,000 which expire, if unused, in fiscal 2020.

LIQUIDITY AND CAPITAL RESOURCES.

The Company's needs for capital over the periods presented have increased primarily to acquire fixed assets and to finance the increase in trade accounts receivable and contracts in process. The Company has financed these needs over the period presented through internally generated funds and bank financing. The Company anticipates less than $1.0 million in capital expenditures for fiscal 2001.

The Company's total bank debt as of August 31, 2000, is $12,287,161, of which $1,983,964 is short-term and the balance long-term. The Company has a $10.0 million Revolving Line of Credit with a balance outstanding of $5,080,019, term notes with an aggregate outstanding balance of $4,952,769 and a $3,271,000 Non-Revolving Equipment Line of Credit with an outstanding balance of $2,254,373. Of the outstanding debt, $8,526,059 bears interest at variable rates. The interest rate on the variable rate debt is the bank's prime rate less
 .25 percent (an effective rate of 9.25% at August 31, 2000), or the London Interbank Offered Rate plus 2.25% (an effective rate of 8.94% at August 31,
2000). The weighted average interest of the outstanding fixed rate debt of $3,761,102 is 7.43%. The Company believes that the unused portion of this credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through fiscal 2001. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.

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

                              Riviera Tool Company
                                 Balance Sheets


                                                                                     August 31
                                                                           -------------------------------
                                    ASSETS                     Note           1999                2000
                                                               ----        -----------         -----------
      Current Assets
      Cash ...................................................             $   113,183         $   113,699
      Accounts receivable ....................................   1           6,821,519           7,052,169
      Costs and estimated gross profit in excess
         of billings on contracts in process .................   4           7,829,744           8,564,651
      Inventories ............................................   5             451,167             306,675
      Federal income tax refundable ..........................   8                  --             673,897
      Prepaid expenses and other current assets ..............                  84,189             170,170
                                                                           -----------         -----------
               Total current assets ..........................              15,299,802          16,881,261

      Property, plant and equipment, net .....................   6          17,941,659          17,445,289
      Perishable tooling .....................................   1             550,634             538,743
      Other assets ...........................................                 135,770             210,770
                                                                           -----------         -----------
               Total assets ..................................             $33,927,865         $35,076,063
                                                                           ===========         ===========
                                LIABILITIES AND
                            STOCKHOLDERS' EQUITY

      Current Liabilities
      Current portion of long-term debt.......................   7         $ 1,889,415         $ 1,983,964
      Accounts payable........................................               1,398,483           1,410,834
      Accrued liabilities.....................................               1,030,984             434,689
                                                                           -----------         -----------
               Total current liabilities......................               4,318,882           3,829,487

      Long-term debt, net of current portion..................   7           9,239,636          10,303,197
      Accrued lease expense...................................   9             671,073             689,758
      Deferred tax liability..................................   8           1,386,278           1,538,000
                                                                           -----------         -----------
               Total liabilities..............................              15,615,869          16,360,442

      Preferred stock -- no par value,
        $100 mandatory redemption value:
         Authorized -- 5,000 shares
         Issued and outstanding -- no shares..................                      --                  --
      Preferred stock --  no par value,
          Authorized -- 200,000 shares
          Issued and outstanding-- no shares..................                      --                  --
      Common stockholders' equity
        Common stock -- no par value,
          Authorized -- 9,798,575 shares
          Issued and outstanding-- 3,218,744 at August 31,1999
          and 3,379,609 at August 31,2000.....................   2          14,512,185          15,115,466
        Retained earnings.....................................               3,799,811           3,600,155
                                                                           -----------         -----------
               Total common stockholders' equity..............              18,311,996          18,715,621
                                                                           -----------         -----------
      Total liabilities and stockholders' equity..............             $33,927,865         $35,076,063
                                                                           ===========         ===========




                        See Notes to Financial Statements

                              Riviera Tool Company
                              Statements of Income


                                                                                  Year Ended August 31
                                                                     ----------------------------------------------
                                                             Note        1998              1999            2000
                                                             ----    ------------     ------------     ------------
      Sales
         Trade ...........................................     3     $ 22,203,755     $ 22,820,998     $ 25,187,327
         Related party ...................................                377,433               --               --
                                                                     ------------     ------------     ------------
      Total sales ........................................             22,581,188       22,820,998       25,187,327

      Cost of sales ......................................             17,096,967       16,946,076       21,393,111
                                                                     ------------     ------------     ------------

      Gross profit .......................................              5,484,221        5,874,922        3,794,216

      Selling and administrative expenses ................              1,663,340        2,019,195        2,139,346
                                                                     ------------     ------------     ------------
      Income from operations .............................              3,820,881        3,855,727        1,654,870

      Other income (expense):
          Interest expense
                                                                         (244,231)        (343,484)        (889,578)
          Other ..........................................               (101,871)         166,316           10,733
          Gain/(loss) on asset sales .....................                (29,698)           3,273         (130,400)
                                                                     ------------     ------------     ------------
      Total other expense, net ...........................               (375,800)        (173,895)      (1,009,245)
                                                                     ------------     ------------     ------------
      Income -- before taxes on income ...................              3,445,081        3,681,832          645,625
                                                                     ------------     ------------     ------------
      Income tax expense .................................              1,039,976        1,251,824          242,000
                                                                     ------------     ------------     ------------
      Net income .........................................              2,405,105        2,430,008          403,625
                                                                     ------------     ------------     ------------
      Dividends and accretion on preferred stock .........     2          202,108               --               --
                                                                     ------------     ------------     ------------
      Net income available for common shares .............           $  2,202,997     $  2,430,008     $    403,625
                                                                     ============     ============     ============


      Basic earnings per common share ....................           $        .78     $        .72     $        .12
                                                                     ============     ============     ============
      Basic common shares outstanding ....................     1        2,820,484        3,379,681        3,379,609

      Diluted earnings per common share ..................           $        .73     $        .72     $        .12
                                                                     ============     ============     ============
      Diluted common shares outstanding ..................     1        3,294,412        3,379,681        3,379,609



                        See Notes to Financial Statements

                              Riviera Tool Company
                    Statements of Common Shareholders' Equity




                                                                  Common Stock                                  Total
                                                          ------------------------------       Retained      Shareholders'
                                                Note         Shares             Amount         Earnings         Equity
                                                ----      ------------       ------------    ------------    ------------
Balance -- August 31, 1997 ...........                       2,485,000       $  9,539,879    $    182,054    $  9,721,933
                                                          ------------       ------------    ------------    ------------

Conversion of 8% cumulative ..........             2         1,310,499          6,957,058              --       6,957,058
  convertible preferred stock ........

Purchase of common stock .............             2          (730,000)        (3,000,000)             --      (3,000,000)

Preferred stock dividends ............             2                --                 --        (202,108)       (202,108)

Net income ...........................                              --                 --       2,405,105       2,405,105
                                                          ------------       ------------    ------------    ------------
Balance -- August 31, 1998 ...........                       3,065,499       $ 13,496,937    $  2,385,051    $ 15,881,988
                                                          ------------       ------------    ------------    ------------
Net income ...........................                              --                 --       2,430,008       2,430,008

5% common stock dividend .............             2           153,245          1,015,248      (1,015,248)             --

                                                          ------------       ------------    ------------    ------------
Balance -- August 31, 1999 ...........                       3,218,744       $ 14,512,185    $  3,799,811    $ 18,311,996
                                                          ------------       ------------    ------------    ------------

Net income ...........................                              --                --         403,625         403,625

5% common stock dividend .............             2           160,865            603,281        (603,281)             --
                                                          ------------       ------------    ------------    ------------
Balance -- August 31, 2000 ...........                       3,379,609       $ 15,115,466    $  3,600,155    $ 18,715,621
                                                          ============       ============    ============    ============





                        See Notes to Financial Statements

                              Riviera Tool Company
                            Statements of Cash Flows



                                                                                             Year Ended August 31
                                                                                -------------------------------------------
                                                                                    1998            1999            2000
                                                                                -----------     -----------     -----------
        Cash Flows from Operating Activities

         Net income ........................................................    $ 2,405,105     $ 2,430,008     $   403,625

        Adjustments to reconcile net income to net cash from operating activities:
              Depreciation and amortization ................................      1,291,611       1,578,557       1,939,644
              (Gain) loss on sale of machinery and equipment ...............         26,717          (3,273)        130,400
              Deferred taxes ...............................................        927,976         605,902         151,722
              Bad debt expense .............................................       (100,000)             --              --
              Decrease (increase) in assets:
                 Accounts receivable .......................................      3,306,271      (5,212,247)       (230,650)
                 Costs and estimated gross profit in
                 Excess of billings on contracts in  process ...............     (7,344,003)      3,470,217        (734,907)
                 Inventories ...............................................         63,174         (45,601)        144,492
                 Perishable tooling ........................................       (171,381)        193,332          11,891
                 Federal income tax refundable .............................             --              --        (673,897)
                 Prepaid expenses and other current assets .................         95,500          87,865         (85,981)
              Increase (decrease) in liabilities:
                 Accounts payable ..........................................       (128,130)        285,370          52,351
                 Accrued lease expense .....................................         37,380          28,033          18,685
                 Accrued liabilities .......................................       (430,242)        826,302        (636,295)
                                                                                -----------     -----------     -----------
                  Net cash provided by (used in) operating activities ......        (20,022)      4,244,465         491,080
                                                                                -----------     -----------     -----------

        Cash Flows from Investing Activities
          Proceeds from sale of property, plant and equipment ..............      1,084,356         102,650          68,500
          (Increase) decrease in other assets ..............................        (76,919)        109,000         (75,000)
          Purchases of property, plant and
             equipment .....................................................     (5,958,962)     (6,402,994)     (1,642,174)
                                                                                -----------     -----------     -----------
                  Net cash used in investing activities ....................     (4,951,525)     (6,191,344)     (1,648,674)
                                                                                -----------     -----------     -----------


        Cash Flows from Financing Activities
          Net borrowings (repayments) on revolving credit line .............             --      (1,830,380)      3,047,525
          Proceeds from issuance of long-term debt .........................      2,718,655       4,925,128              --
          Principal payments on long-term debt .............................     (1,497,852)     (1,038,892)     (1,889,415)
          Sale of convertible preferred stock ..............................      6,957,058              --              --
          Redemption of common stock .......................................     (3,000,000)             --              --
          Preferred stock cash dividends paid ..............................       (202,108)             --              --
                                                                                -----------     -----------     -----------
                 Net cash provided by financing activities .................      4,975,753       2,055,856       1,158,110
                                                                                -----------     -----------     -----------

        Net increase in cash ...............................................          4,206         108,977             516
                                                                                -----------     -----------     -----------

        Cash -- beginning of year ..........................................             --           4,206         113,183

        Cash -- end of year ................................................    $     4,206     $   113,183     $   113,699
                                                                                ===========     ===========     ===========

        Other Cash Flow Items:
        Interest paid ......................................................    $   557,334     $   924,331     $   921,452
        Income taxes paid ..................................................        429,583         252,490       1,355,000


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

SIGNIFICANT ESTIMATES.
     The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process. Management's best estimate of costs to complete is based on costs incurred, engineers' cost projections, experience with customers or particular die systems and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur will differ from the amounts estimated.

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

ACCOUNTS RECEIVABLE.
     As of August 31, 1999 and 2000, the Company had no reserve for uncollectible accounts receivable and had $650,000 and $1,044,085 of unbilled accounts receivable (completed contracts for which revenue earned exceeds amounts billed), respectively.

INVENTORIES.
     Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

PROPERTY, PLANT AND EQUIPMENT.
     Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful life of the asset for financial reporting purposes as follows:

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 1 -- NATURE OF BUSINESS  AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


             ASSET                                             USEFUL LIVES
             -----                                             ------------
             -    Leasehold Improvements......................     7-20
             -    Office Furniture and Fixtures...............     3-10
             -    Machinery and Equipment.....................     5-20
             -    Computer Equipment and Software.............     5-20
             -    Transportation Equipment....................     5-10

     Expenditures for maintenance and repairs are charged to expense as incurred. The Company capitalizes interest cost associated with construction in process. The amount of capitalized interest was $ 394,664, $601,330 and $71,158 in 1998, 1999 and 2000, respectively.

PERISHABLE TOOLING.
     Perishable tools are generally used up over three years, reported at cost as non-current assets in the balance sheet and amortized evenly over their useful lives.

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

DERIVATIVE AND HEDGING ACTIVITIES.
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, effective for the Company's fiscal year ending August 31, 2001. SFAS 133 expands the definition of the types of contracts considered to be derivatives, requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair market value and sets forth conditions in which a derivative instrument may be designated as a hedge. SFAS 133 further requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded at either comprehensive income or to offset related results on the hedged item in earnings. The Company has not entered into any contracts with embedded derivative instruments after December 31, 1997 and has no freestanding derivative financial instruments at August 31, 2000. Therefore, the initial adoption of SFAS 133 will not have an impact on the Company's financial position.

EARNINGS PER SHARE.
     Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 1 -- NATURE OF BUSINESS  AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

BUSINESS SEGMENT REPORTING.
     Based on the nature of its operations and products, the Company considers its business to be a single operating segment.

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

The Company, on February 11, 1998, converted all 80,000 shares of the 8% Cumulative Convertible Preferred Stock into 1,310,499 of common stock. The dividend for the year ended August 31, 1998 represents the dividends paid on the 80,000 shares of 8% Cumulative Convertible Preferred Stock between the issuance date and the conversion date.

On November 2, 1998, the Company's Board of Directors declared a five percent common stock dividend, payable on December 18, 1998, to all shareholders of record on November 17, 1998.

On November 24, 1999, the Company's Board of Directors declared a five-percent common stock dividend, payable on February 1, 2000, to all shareholders of record on December 29, 1999. On February 1, 2000, an additional 160,865 common shares were issued as a stock dividend. All share and per share data presented for fiscal 1998 and 1999 have been adjusted to give effect to the five percent stock dividend.

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

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 3 -- SALES TO MAJOR CUSTOMERS - CONTINUED


                                                                  AUGUST 31
                                   ----------------------------------------------------------------------
                                      1998          %           1999         %          2000         %
                                   ----------   --------    ----------    -------   -----------   -------
General Motors..................   $    5,285      23%      $    5,744      25%     $     2,324      9
DaimlerChrysler AG..............        2,363      10            5,171      23            8,604     34
L & W Engineering...............           --      --               --      --            2,701     11
Navistar International..........           --      --            3,959      17               --     --
Oxford Automotive...............           --      --            2,968      13               --     --
Flex-n-Gate.....................        3,230      14               --      --               --     --
A.G. Simpson....................        2,605      12               --      --               --     --
Autodie International...........        4,191      19               --      --            2,584     10
Others..........................        4,907      22            4,979      22            8,974     36
                                   ----------   --------    ----------    -------   -----------   -------
     Total Sales................   $   22,581     100%      $   22,821     100%     $    25,187    100%
                                   ==========   ========    ==========    =======   ===========   =======

Outstanding account receivables from three of these customers represented approximately 74 percent at August 31, 1999 and 2000 of the total accounts receivable.

NOTE 4 -- COSTS AND BILLINGS ON CONTRACTS IN PROCESS


                                                                                     AUGUST 31
                                                                           -----------------------------
Costs and billings on contracts in process are as follows:                      1999            2000
                                                                           -------------    ------------
Costs incurred on contracts in process under the
percentage-of-completion method..................................          $ 11,882,615     $ 19,549,230
Estimated gross profit...........................................             3,418,400        1,150,000
                                                                           ------------     ------------
     Total.......................................................            15,301,015       20,699,230
Less progress payments received and progress billings to date....             7,532,371       12,173,130
Plus costs incurred on contracts in process under
 the completed contract method...................................                61,100           38,550
                                                                           ------------     ------------
Costs and estimated gross profit in excess of billings
 on contracts in process.........................................          $  7,829,744     $  8,564,651
                                                                           ============     ============

Included in estimated gross profit for 1999 and 2000 are jobs with estimated losses accrued of $60,912 and $1,407,405, respectively.

NOTE 5-- INVENTORIES

Inventories consist of the following:


                                                                 AUGUST 31
                                                       -----------------------------
                                                           1999             2000
                                                       -------------    ------------
Raw material stock..................................   $    322,838     $    190,684
Small tools and supplies............................        128,329          115,991
                                                       -------------    ------------
         Total......................................   $    451,167     $    306,675
                                                       =============    ============

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


                                                                                AUGUST 31
                                                                      -----------------------------
                                                                          1999             2000
                                                                      -------------    ------------
  Land and leasehold improvements.............................           1,635,476     $  1,293,845
  Office furniture and fixtures...............................             203,514          194,256
  Machinery and equipment.....................................          21,781,835       22,468,979
  Computer equipment and software.............................           1,923,856        2,082,512
  Transportation equipment....................................             126,365          126,365
  Construction in process.....................................             434,269          110,349
                                                                      -------------    ------------
     Total cost...............................................          26,105,315       26,276,306
  Accumulated depreciation and  amortization..................           8,163,656        8,831,017
                                                                      -------------    ------------
     Property, plant and equipment, net.......................          17,941,659     $ 17,445,289
                                                                      =============    ============

Depreciation & amortization expense...........................           1,578,557     $  1,939,644
                                                                      =============    ============


NOTE 7 -- LONG-TERM DEBT

The Company's long-term debt, which is subject to certain covenants discussed below, consists of the following:


                                                                                               AUGUST 31
                                                                                    -------------------------------
                                                                                        1999               2000
                                                                                    ------------       ------------
REVOLVING WORKING CAPITAL CREDIT LINE

The revolving working capital credit line is collateralized by substantially all assets of the Company and provides for borrowing, subject to certain collateral requirements of up to $10.0 million. The agreement requires a commitment fee of
 .25% per annum on the average daily unused portion of the revolving credit line.
The credit line is due September 1, 2001, and bears interest, payable monthly, at either London Interbank Offered Rate ("LIBOR") plus 2.25% or at .25% below the bank's prime rate, at the election of the Company, as follows:


-    LIBOR plus 2.25% (as of August 31, 2000, an effective rate of 8.94%).......    $         --       $  1,500,000

-    The bank's prime rate less .25% (as of August 31, 2000, an effective rate
     of 9.25%)..................................................................       2,032,494          3,580,019

NOTES PAYABLE TO BANK

Note payable to bank, collateralized by substantially all assets of the Company, is due July 19, 2002, and is payable in monthly installments of $54,167 plus interest, payable monthly, at either LIBOR plus 2.25% or at .25% below the bank's prime rate, at the election of the Company, as follows:

-    LIBOR plus 2.25% (as of August 31, 2000, an effective rate of 8.94%).......              --          1,025,000

-    The bank's prime rate less .25% (as of August 31, 2000, an effective rate
     of 9.25%)..................................................................       1,841,667            166,667


                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 7 -- LONG-TERM DEBT-CONTINUED


                                                                                               AUGUST 31
                                                                                    -------------------------------
                                                                                        1999               2000
                                                                                    ------------       ------------
NOTES PAYABLE TO BANK (CONTINUED)

Note payable to bank, collateralized by specific assets of the Company, payable in monthly installments of $55,556, plus simple interest of 7.26%, due
December 31, 2003...............................................................       3,611,108          2,944,436

Note payable to bank, collateralized by specific assets of the Company, payable in monthly installments of $16,666 plus simple interest of 8.04%, due
September 1, 2004...............................................................       1,000,000            816,666

NON-REVOLVING EQUIPMENT LINE OF CREDIT

$3,271,000 equipment line of credit is collateralized by specific assets of the Company, is due November 1, 2004, and is payable in monthly installments of $38,941 plus interest as follows:

-    LIBOR plus 2.25% (as of August 31, 2000, an effective rate of 8.94%).......              --          2,135,000

-    The bank's prime rate less .25% (as of August 31, 2000, an
     effective rate of 9.25%)...................................................       2,643,782            119,373
                                                                                    ------------       ------------

           Total long-term debt.................................................      11,129,051         12,287,161
           Less current portion.................................................       1,889,415          1,983,964
                                                                                    ------------       ------------
           Long-term debt-- Net.................................................       9,239,636       $ 10,303,197
                                                                                    ============       ============

For the revolving working capital and non-revolving credit lines and the variable rate note payable, the LIBOR interest rate expires November 20, 2000 at which time the interest rate will default to .25% below the bank's prime rate or at LIBOR plus 2.25% at the election of the Company.

Minimum scheduled principal payments on long-term debt to maturity as of August 31, 2000, are as follows:


                    2001....................................................   $     1,983,964
                    2002....................................................         6,955,650
                    2003....................................................         1,333,964
                    2004 ...................................................         1,333,964
                    2005 ...................................................           679,619
                                                                                  -------------
                                                 Total......................   $    12,287,161
                                                                                  =============

The debt agreements require the Company to maintain certain ratios/levels of tangible net worth, working capital, liabilities to tangible net worth, earnings before interest, taxes, depreciation and amortization to debt service and prohibit the payment of common stock cash dividends.

At August 31, 2000, the Company was in violation of its covenant to maintain a ratio of EBITDA to debt service for the trailing twelve-month period of not less than 1.5 to 1. On November 9, 2000, the Company's lenders agreed to waive the default through September 1, 2001.

The estimated fair value of the Company's notes payable and long-term debt approximates its carrying amount.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 8 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:


                                                                                AUGUST 31
                                                                 -----------------------------------------
                                                                    1998           1999           2000
                                                                 -----------    -----------    -----------
Current expense............................................      $   112,000    $   645,922    $    90,000
Deferred expense...........................................          927,976        605,902        152,000
                                                                 -----------    -----------    -----------
              Total tax expense............................      $ 1,039,976    $ 1,251,824    $   242,000
                                                                 ===========    ===========    ===========


The difference between the federal statutory tax rate and the Company's effective rate was:


                                                                                AUGUST 31
                                                                 ----------------------------------------
                                                                    1998           1999           2000
                                                                 -----------    -----------    ----------
Federal statutory tax rate....................................      34.0%          34.0%          34.0%
Effect of decreasing the valuation allowance..................      (6.0)            --             --
Other items...................................................       2.0             --            3.4%
                                                                 -----------    -----------    ----------
          Effective tax rate..................................      30.0%          34.0%          37.4%
                                                                 ===========    ===========    ==========

The details of the net deferred tax liability are as follows:


                                                                                      AUGUST 31
                                                                           -------------------------------
                                                                               1999              2000
                                                                           -------------     -------------
Deferred tax liabilities:
  Depreciation....................................................         $ (1,847,122)     $ (2,518,916)
                                                                           -------------     -------------
Deferred tax assets:
  Alternative minimum tax credit carryforward.....................              187,000           155,150
  Accrued lease expense...........................................              228,100           234,518
  Deferred compensation and other items...........................               45,744            49,193
  Net operating loss carryforward.................................                   --           542,055
                                                                           -------------     -------------
              Total deferred tax assets...........................              460,844           980,916
                                                                           -------------     -------------
              Net deferred tax liability..........................         $ (1,386,278)     $ (1,538,000)
                                                                           =============     =============


The net operating carryforward arising in fiscal 2000 will expire, if unused, in fiscal 2020.

As of August 31, 2000, the Company has recorded a federal income tax refund receivable of $673,897. This was a result of the Company's total quarterly estimated federal income tax payments made during the year exceeding its federal income tax liability.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 9 -- OPERATING LEASES

The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1998, 1999 and 2000, lease expense exceeded cash payments made by $37,380, $28,033 and $18,865, respectively.

The Company has various operating leases, including the noncancellable operating lease noted above, for facilities that expire during the next 15 years. Rent expense under these leases for the years ended August 31, 1998, 1999 and 2000 amounted to $960,636, $879,898 and $835,862, respectively.

The following is a schedule of future minimum rent payments income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 2000:



                                                                       LEASE
                                                                      PAYMENTS
                                                                    -------------
             2001................................................   $  1,052,870
             2002.................................................     1,071,560
             2003.................................................     1,090,250
             2004.................................................     1,108,940
             2005.................................................     1,127,630
             2006 and after.......................................     4,898,338
                                                                    ------------
                           Total minimum payments required........  $ 10,349,588
                                                                    ============

NOTE 10 -- RETIREMENT PLANS

The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1998, 1999, and 2000. The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of an employee's annual wage. The Company's matching contributions to the plan for the years ended August 31, 1998, 1999 and 2000, amounted to $78,984, $101,689 and
$106,408, respectively.

NOTE 11 -- STOCK OPTION PLANS

The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock were reserved for issuance and were intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the years ended August 31, 1999 and 2000, the Company granted stock options for 45,000 and 75,000 shares, respectively, to certain Company personnel under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and recipients must be employed by the Company at the time of exercise.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 11 -- STOCK OPTION PLANS-CONTINUED

The Company's 1998 Key Employee Stock Option Plan (the "Key Option Plan") was adopted by the Board of Directors and approved by the shareholders on December 16, 1998. Under the Key Option Plan, 200,000 shares of Common Stock were reserved for issuance and do not qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year August 31, 1999 and 2000, the Company granted stock options for 54,000 and 53,000 shares, respectively, to certain Company personnel and Directors under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and recipients must be employed by the Company at the time of exercise.

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25 which recognizes compensation expense under the intrinsic value method. The compensation cost, estimated under the fair value based method defined in SFAS 123, is not significant.

A summary of the status of the Option Plan and Key Option Plan during the years' presented is as follows (no stock options were granted previous to fiscal 2000 under the 1996 Stock Option Plan and the 1998 Key Employee Stock Option Plan):



                                                                                     Weighted
                  1996 STOCK OPTION PLAN, AS AMENDED                                 Average
                  ----------------------------------                                 Exercise
                                                                          Shares      Price
                                                                      ----------     ---------
  Outstanding at end of year, August 31, 1998.....................           --             --
                                                                       =========     =========
  Fiscal Year Ended August 31, 1999
  Stock options granted...........................................        45,000     $   6.625
                                                                      ----------     ---------
  Outstanding at end of year, August 31, 1999.....................        45,000     $   6.625
                                                                      ==========     =========

  Fiscal Year Ended August 31, 2000
  Stock options granted...........................................        75,000     $    3.75
                                                                      ----------     ---------
  Outstanding at end of year, August 31, 2000.....................       120,000     $    4.82
                                                                      ==========     =========

                 1998 KEY EMPLOYEE STOCK OPTION PLAN
                 -----------------------------------

  Outstanding at end of year, August 31, 1998.....................            --            --
                                                                      ==========     =========

  Fiscal Year Ended August 31, 1999
  Stock options granted...........................................        54,000     $   6.625
                                                                      ----------     ---------

  Outstanding at end of year, August 31, 1999.....................        54,000     $   6.625
                                                                      ==========     =========

  Fiscal Year Ended August 31, 2000
  Stock options granted...........................................        53,000     $    3.75
                                                                      ----------     ---------

  Outstanding at end of year, August 31, 2000.....................       107,000     $    5.20
                                                                      ==========     =========


Report of Management


The management of Riviera Tool Company is responsible for the preparation of the accompanying financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The August 31, 1999 and 2000 financial statements have been audited by Deloitte & Touche LLP, independent auditors.

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

Independent Auditors' Reports

      Board of Directors and Stockholders
      Riviera Tool Company
      Grand Rapids, Michigan

      We have audited the accompanying balance sheets of Riviera Tool Company, as of August 31, 1999 and 2000, and the related statements of income, common stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended August 31, 1998 were audited by other auditors whose report, dated October 19, 1998, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such 1999 and 2000 financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1999 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

      DELOITTE & TOUCHE LLP

      Grand Rapids, Michigan
      October 16, 2000 (November 16, 2000 as to Note 7)
      --------------------------------------------------------------------------

      Board of Directors and Stockholders
      Riviera Tool Company

      We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1998, and the related statements of income, common stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

      PLANTE & MORAN, LLP

      Grand Rapids, Michigan
      October 19, 1998

                         Board of Directors and Officers
                              Riviera Tool Company


BOARD OF DIRECTORS

-        THOMAS H. HIGHLEY..........  Chief Executive Officer and President.....  The Empire Company, Inc.

-        JOHN C. KENNEDY............  Chairman, President and Director..........  Autocam Corporation

-        KENNETH K. RIETH...........  Chairman, Chief Executive Officer and
                                      President.................................  Riviera Tool Company

-        DANIEL W. TERPSMA..........  Senior Vice President.....................  Old Kent Bank

-        LEONARD H. WOOD............  Vice President and General Manager........  Riviera Tool Company


OFFICERS
-        KENNETH K. RIETH...........  Chairman, Chief Executive Officer and
                                      President.................................  Riviera Tool Company

-        PETER C. CANEPA............  Chief Financial Officer, Secretary and
                                      Treasurer.................................  Riviera Tool Company

-        LEONARD H. WOOD............  Vice President and General Manager........  Riviera Tool Company


SHAREHOLDER INFORMATION

Annual Meeting
-    The annual meeting will be held Wednesday, December 20, 2000, 4:00 p.m.
     (EST), at Rembrandt's at Bridgewater, 333 Bridge Street, NW, Grand Rapids, Michigan 49504.

Form 10-K and Financial Information
- A copy of the Company's annual report filed with the Securities and Exchange Commission is available without charge to shareholders. Written requests should be addressed to Riviera Tool Company, Peter C. Canepa, CFO, 5460 Executive Parkway SE, Grand Rapids, Michigan 49512. For electronic requests, go to the Company's web site at www.rivieratool.com.

Common Stock
-    Traded on the American Stock Exchange - AMEX, under the symbol of RTC.

Corporate Headquarters
-    Riviera Tool Company
     5460 Executive Parkway SE
     Grand Rapids, Michigan 49512 U.S.A.
     Phone 616.698.2100
     World Wide Web - rivieratool.com