Form 10-K405, Exhibit 13
period 2001-08-31
RIVIERA TOOL CO
filed 2001-11-19
CIK 1018349

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

                                                                       YEAR ENDED AUGUST 31,
                                                       -----------------------------------------------------
    STATEMENT OF OPERATION DATA:                       1997        1998        1999       2000        2001
    ----------------------------                     --------    --------    --------   --------    --------
    Sales ........................................   $ 21,960    $ 22,581    $ 22,821   $ 25,187    $ 12,047
    Gross Profit (Loss) ..........................      5,128       5,484       5,875      3,794      (3,062)
    Income (Loss) from Operations ................      3,424       3,821       3,856      1,655      (4,712)
    Interest Expense .............................      1,211         244         343        890         725
    Other Income/(Expense) .......................       (361)       (132)        169       (119)         (5)
    Income (Loss) before Income Taxes ............      1,851       3,445       3,682        645      (5,442)
    Income Tax Expense (Benefit) .................        667       1,040       1,252        242      (1,538)
                                                     --------    --------    --------   --------    --------
    Net Income (Loss) ............................      1,185       2,405       2,430        404      (3,904)
                                                     --------    --------    --------   --------    --------
    Dividends ....................................          7         202          --         --          --
                                                     --------    --------    --------   --------    --------
    Net Income (Loss) available for common shares    $  1,178    $  2,203    $  2,430   $    404    $ (3,904)
                                                     ========    ========    ========   ========    ========
    Basic Earnings (Loss) per common share........   $    .57    $    .78    $    .72   $    .12    $  (1.16)
                                                     ========    ========    ========   ========    ========
    Basic common shares outstanding ..............      2,067       2,820       3,379      3,379       3,379
                                                     ========    ========    ========   ========    ========
    Diluted Earnings (Loss) per common share .....   $    .57    $    .73    $    .72   $    .12    $  (1.16)
                                                     ========    ========    ========   ========    ========
    Diluted common shares outstanding ............      2,065       3,294       3,379      3,379       3,379
                                                     ========    ========    ========   ========    ========
    OTHER DATA:
    -----------
    Depreciation and amortization expense ........   $  1,298    $  1,292    $  1,579   $  1,940    $  1,952
                                                     ========    ========    ========   ========    ========


                                                                            AS OF AUGUST 31,
                                                       -----------------------------------------------------------
    BALANCE SHEET DATA:                                  1997        1998        1999         2000        2001
    -------------------                                ----------  ----------  ----------  -----------  ----------
    Working Capital...............................       $ 6,982   $ 11,297    $ 10,981    $  13,051     $  5,176

    Total Assets..................................        20,056     27,696      33,928       35,076       25,146

    Current Portion of Long-Term Debt.............           650        877       1,889        1,984        1,876

    Revolving Line of Credit......................         4,711      3,863       2,032        5,080        3,143

    Long-term Debt,  less current portion.........         3,142      4,334       7,207        5,223        3,384

    Common Stockholders' Equity...................         9,722     15,882      18,312       18,715       14,812



Note: Fiscal 1997, 1998 and 1999 been revised to give effect for the issuance of stock dividends.

The following table is derived from the Company's Statement of Operations and sets forth, for the periods indicated, selected operating data as a percentage of sales.

                                                                     FISCAL YEAR ENDED AUGUST 31,
                                                      -------------------------------------------------------
     STATEMENT OF OPERATION DATA:                       1997       1998       1999        2000       2001
     ----------------------------                     ---------  ---------- ----------  ---------- ----------
     Net Sales.....................................    100%        100%       100%        100%       100%
     Gross Profit (Loss)...........................     23          24         26          15        (25)
     Income (Loss) from Operations.................     16          17         17           7        (39)
     Interest Expense..............................      6           1          1           4          6
     Other Income/(Expense)........................     (2)         --         --          --         --
     Income (Loss) before Income Taxes.............      8          16         16           3        (45)
     Federal Income Tax (Benefit)..................      3           5          5           1        (13)
                                                      ---------  ---------- ----------  ---------- ----------
     Net Income (Loss).............................      5%         11%        11%          2        (32)
                                                      ---------  ---------- ----------  ---------- ----------
     Dividends.....................................     --           1         --          --         --
                                                      ---------  ---------- ----------  ---------- ----------
     Net Income (Loss) available for common shares.      5%         10%        11%          2%       (32%)
                                                      =========  ========== ==========  ========== ==========
     OTHER DATA:
     -----------
     Depreciation and amortization expense.........      6%          6%         7%          8%        16%
                                                      =========  ========== ==========  ========== ==========


Quarterly Financial Data

The following is a condensed summary of quarterly results of operations for 1999, 2000 and 2001 (in thousands, except per share data):

                                                                            NET INCOME          BASIC                DILUTED
                                                                              /(LOSS)    --------------------   --------------------
                                                                             AVAILABLE    EARNINGS              EARNINGS
                                             GROSS     OPERATING      NET       FOR        (LOSS)    COMMON      (LOSS)    COMMON
                                            PROFIT/     INCOME/     INCOME/    COMMON       PER      SHARES       PER       SHARES
                                 REVENUES   (LOSS)      (LOSS)      (LOSS)     SHARES      SHARE   OUTSTANDING   SHARE   OUTSTANDING
                                ---------  --------    ---------  --------- -----------   --------- ----------- -------- -----------
   1999: First ..............    $ 5,557    $ 1,341     $   906     $   518    $   518    $    .15     3,380    $    .15    3,380
   ----  Second .............      5,071      1,632       1,081         695        695         .21     3,380         .21    3,380
         Third ..............      6,445      1,939       1,389         805        805         .24     3,380         .24    3,380
         Fourth .............      5,748        963         480         412        412         .12     3,380         .12    3,380
                                 -------    -------     -------     -------    -------    --------   -------    --------  -------
           Total ............    $22,821    $ 5,875     $ 3,856     $ 2,430    $ 2,430    $    .72     3,380    $    .72    3,380
                                 =======    =======     =======     =======    =======    ========   =======    ========  =======

   2000: First ..............    $ 5,855    $ 1,197     $   742     $   354    $   354    $    .10     3,379    $    .10    3,312
   ----  Second .............      5,176         27        (751)       (664)      (664)       (.20)    3,379        (.20)   3,312
         Third ..............      6,675      1,311         853         369        369         .11     3,379         .11    3,312
         Fourth .............      7,481      1,259         811         345        345         .11     3,379         .11    3,379
                                 -------    -------     -------     -------    -------    --------   -------    --------  -------
           Total ............    $25,187    $ 3,794     $ 1,655     $   404    $   404    $    .12     3,379    $    .12    3,379
                                 =======    =======     =======     =======    =======    ========   =======    ========  =======

   2001: First ..............    $ 4,592    $   265     $  (263)    $  (332)   $  (332)   $   (.10)    3,379    $   (.10)   3,379
   ----  Second .............      2,386     (1,346)     (1,667)     (1,243)    (1,243)       (.37)    3,379        (.37)   3,379
         Third ..............      2,302       (848)     (1,275)       (939)      (939)       (.28)    3,379        (.28)   3,379
         Fourth .............      2,767     (1,133)     (1,507)     (1,390)    (1,390)       (.41)    3,379        (.41)   3,379
                                 -------    -------     -------     -------    -------    --------   -------    --------  -------
           Total ............    $12,047    $(3,062)    $(4,712)    $(3,904)   $(3,904)   $  (1.16)    3,379    $  (1.16)   3,379
                                 ================================================================================================

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


FISCAL 2001 COMPARED TO FISCAL 2000

Revenue. Total revenue for 2001 decreased from approximately $25.2 million in 2000 to $12.0 million in 2001, a decrease of 52%. This was a result of the market decrease for automotive tooling systems during the past eighteen months. In addition to limited contracts being released during the period, those contracts that were released, were competitively bid and resulted in extreme erosion of contract pricing. These factors in tandem have lowered contract revenue as well as contract margins during late fiscal 2000 and all of 2001. The Company, in securing new contracts during fiscal 2001, utilized a strategy of bidding on contracts at rates that would maintain contribution margin if such was awarded to the Company.

As of August 31, 2001, the Company's backlog was approximately $6.9 million as compared to $10.6 million at August 31, 2000. During the last two quarters of 2000 and all of 2001, the automotive tooling industry has experienced a slowdown in product demand. The decrease in tooling demand and the resultant reduction in the Company's backlog negatively effected the Company's financial performance during fiscal 2001 and will continue at least through the first and second quarters of fiscal 2002.

Cost of Goods Sold. Cost of goods sold decreased from $21.4 million for 2000 to $15.1 million for 2001. However, as a percent of sales, cost of goods sold increased from 84.9% for 2000 to 125.4% for 2001. The cost decrease was a direct result of lower contract levels and related revenues experienced during 2001. The increase, as a percent of sales, was primarily in manufacturing overhead, changing from 28.1% in 2000 to 53.3% in 2001.

During fiscal 2001, the Company recorded a $765,000 loss on certain contracts with one of its customers. This loss was a result of a dispute between the Company and its customer over the manufacture of stamping die systems for an auto frame assembly. This dispute resulted in the Company being a Defendant in a lawsuit with the customer ("Plaintiff") asking for recovery of $850,000 in damages. The Company has counterclaimed against Plaintiff for an additional sum of approximately $1,000,000 for amounts unpaid in connection with its services under the agreement.

Of the cost of goods sold, direct costs were $7.5 million, 62.4% of sales, in 2001 as compared to $12.5 million, 49.6% of sales, in 2000. Direct materials expense decreased from $3.1 million in 2000 to $2.7 million in 2001, but increased as a percent of sales from 12.5% to 22.2%. This increase as a percent of sales was largely due to lower contract margins during 2001. Direct labor decreased from $6.4 million in 2000 to $3.9 million in 2001, but increased as a percent of sales from 25.3% to 32.4%. Direct labor hours decreased from 338,000 hours in 2000 to 204,000 in 2001, a decrease of 40%. This decrease was a result of the Company having lower contract levels during 2001 thus lowering direct labor requirements. The Company, in an effort to contain costs, implemented direct labor layoffs and wage concessions during the year in order to lower direct labor expense. Outside service expense decreased from $3.0 million or 11.8% of sales in 2000 to $936,000 or 7.8% of sales in 2001. This decrease was a result of the Company having the capacity to perform more services internally, as a result of lower contract levels during 2001.

Engineering expense decreased from $1.8 million for 2000 to $1.2 million for 2001. However, as a percent of sales, engineering expense was 7.2% in 2000 as compared to 9.7% in 2001. The decrease in engineering costs was due to the Company lowering the number of engineering personnel and implementing wage concessions during part of the year. These measures lowered engineering labor costs by approximately $521,000 in 2001. Additionally, the Company lowered its utilization of outside contract engineering services during 2001 thus lowering such costs by $134,000.

Manufacturing overhead was $6.4 million or 53.3% of sales in 2001 as compared to $7.1 million or 28.1% of sales in 2000. This decrease of $700,000 was largely due to a $363,000 decrease in supervisory and indirect labor and $486,000 in manufacturing supplies and perishable tooling expenses. Increases included $220,000 in building rent and $114,000 in property tax expense. These increases were a result of the expiration of a sublease in November, 2000 of a portion of the Company's facility to an unaffiliated entity for which the tenant also shared in certain operating expenses.

Selling and Administrative Expense. Selling and administrative expense decreased from $2.1 million for 2000 to $1.6 million for 2001. As a percent of sales, selling and administrative expense increased from 8.5% in 2000 to 13.7% in 2001. The largest selling and administrative expense decreases in 2001 were $341,000 in salaries, $99,000 in the State of Michigan Single Business Tax, $32,000 in deferred compensation - 401(k) expense, $36,000 in travel expenses and $29,000 in public company costs. During 2001 these decreases were partially offset by an increase of $47,000 in legal and professional fees expense.

Interest Expense. Interest expense decreased from $890,000 in 2000 to $725,000 in 2001 and increased as a percent of sales from 3.5% in 2000 to 6.0% in 2001. This decrease was due to lower average debt levels and a decrease in interest rates during 2001. The decrease in outstanding debt was attributed to lower sales in 2001 as compared to 2000, which lowered the amount of working capital financing required for the Company's long-term contracts.


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

As of August 31, 2000, the Company's backlog was approximately $10.6 million as compared to $17.0 million at August 31, 1999. During the last two quarters of 2000, the automotive tooling industry had experienced a slowdown in product demand.

Cost of Goods Sold. Cost of goods sold increased from $16.9 million for 1999 to $21.4 million for 2000. As a percent of sales, cost of goods sold increased from 74.3% for 1999 to 84.9% for 2000. Of the cost of goods sold, direct costs were $9.2 million, 40.2% of sales, in 1999 as compared to $12.5 million, 49.6% of sales, in 2000. The increase in cost of sales, as a percentage of sales, was largely a result of cost overruns on four contracts during the year ended August 31, 2000. The increase in costs were attributable to various difficulties in manufacturing the dies to the customers' specifications.

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

FEDERAL INCOME TAX.

The Company's effective income tax rates were 34%, 37% and a credit of 28% for the years ended August 31, 1999, 2000 and 2001, respectively. The Company had approximately $155,150 of alternative minimum tax credits as of August 31, 2001, the use of which does not expire, and federal net operating loss carryforwards of $8,275,000 which expire, if unused, in fiscal 2020 and 2021. The Company recorded a valuation allowance of $312,000 in 2001 for net deferred tax assets which may not ultimately be realized.

LIQUIDITY AND CAPITAL RESOURCES.

The Company's need for capital in 1999 and 2000 increased primarily to acquire fixed assets and to finance the increase in trade accounts receivable and contracts in process. The Company financed these needs during these periods through internally generated funds and bank financing. During fiscal 2001 the Company generated operational cash flow as a result of reduced working capital requirements caused by the reduction in the amount of new contracts. The cash flow from operations in 2001 of $4.6 million was primarily utilized to decrease bank debt by $3.8 million and to fund $652,000 of asset acquisitions. The Company anticipates less than $400,000 in capital expenditures for fiscal 2002.

The Company's total bank debt as of August 31, 2001, is $8,402,360, of which $1,875,631 is short-term. As of August 31, 2001, the Company has a $6.5 million Revolving Line of Credit with a balance outstanding of $3,142,790, term notes with an aggregate outstanding balance of $3,436,098 and a $3,271,000 Non-Revolving Equipment Line of Credit with an outstanding balance of $1,823,472. Of the outstanding debt,

$5,507,964 bears interest at variable rates. The interest rate on the variable rate debt is the bank's prime rate less .25 percent (an effective rate of 6.25% at August 31, 2001), or the London Interbank Offered Rate plus 2.25%. The weighted-average interest of the outstanding fixed rate debt of $2,894,431 is 7.43%. The Company believes that the unused portion of its credit line and the funds generated from operations, will be sufficient to cover anticipated cash needs through fiscal 2002. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the existing credit line.

INFLATION.

The Company has no long-term, fixed price supply contracts. Although the average set of dies takes approximately ten months from inception to shipment, any significant direct material costs are incurred at the beginning of the die manufacturing process. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices, however under current industry pricing pressures, the Company is unsure if this will continue to be the case in the future.

                              Riviera Tool Company
                                 Balance Sheets



                                                                                               August 31
                                                                                     ----------------------------
                                    ASSETS                               Note            2000           2001
                                    ------                               ----        -------------- -------------
      Current Assets
      --------------
      Cash..........................................................                $      113,699 $     282,721
      Accounts receivable...........................................       1             7,052,169     3,449,430
      Costs and estimated gross profit in excess
         of billings on contracts in process........................       4             8,564,651     4,153,569
      Inventories...................................................       5               306,675       308,977
      Federal income tax refundable.................................       8               673,897            --
      Prepaid expenses and other current assets.....................                       170,170        97,289
                                                                                    -------------- -------------
               Total current assets.................................                  16,881,261       8,291,986

      Property, plant and equipment, net............................       6            17,445,289    16,146,059
      Perishable tooling............................................       1               538,743       572,822
      Other assets..................................................                       210,770       135,770
                                                                                    -------------- -------------
               Total assets.........................................                $   35,076,063 $  25,146,637
                                                                                    ============== =============

                                LIABILITIES AND
                            STOCKHOLDERS' EQUITY

      Current Liabilities
      -------------------
      Current portion of long-term debt.............................       7        $    1,983,964 $   1,875,631
      Accounts payable..............................................                     1,410,834       898,212
      Accrued liabilities...........................................                       434,689       342,007
                                                                                    -------------- -------------
               Total current liabilities............................                     3,829,487     3,115,850

      Long-term debt, net of current portion........................       7            10,303,197     6,526,729
      Accrued lease expense.........................................       9               689,758       692,094
      Deferred tax liability........................................       8             1,538,000            --
                                                                                    -------------- -------------
               Total liabilities....................................                    16,360,442    10,334,673

      Preferred stock -- no par value,
      $100 mandatory redemption value:
         Authorized -- 5,000 shares
         Issued and outstanding -- no shares..........................                          --            --
      Preferred stock -- no par value,
          Authorized -- 200,000 shares
          Issued and outstanding -- no shares........................                           --            --
      Common stockholders' equity
        Common stock -- no par value,
          Authorized -- 9,798,575 shares
          Issued and outstanding -- 3,379,609 shares.................       2           15,115,466    15,115,466
        Retained earnings (deficit).................................                     3,600,155     (303,502)
                                                                                    -------------- -------------
               Total common stockholders' equity....................                    18,715,621    14,811,964
                                                                                    -------------- -------------
      Total liabilities and stockholders' equity....................                $   35,076,063 $  25,146,637
                                                                                    ============== =============



                        See Notes to Financial Statements

                              Riviera Tool Company
                            Statements of Operations


                                                                                         Year Ended August 31
                                                                           ----------------------------------------------------
                                                                     Note      1999               2000               2001
                                                                     ----- -------------      -------------       -------------
    Sales ..........................................................       $ 22,820,998        $ 25,187,327        $ 12,047,039

    Cost of sales ..................................................         16,946,076          21,393,111          15,109,065
                                                                           ------------        ------------        ------------

    Gross profit (loss) ............................................          5,874,922           3,794,216          (3,062,026)

    Selling and administrative expenses ............................          2,019,195           2,139,346           1,649,558
                                                                           ------------        ------------        ------------
    Income (loss) from operations ..................................          3,855,727           1,654,870          (4,711,584)

    Other income (expense):

        Interest expense ...........................................           (343,484)           (889,578)           (725,267)

        Other ......................................................            166,316              10,733              (4,806)

        Gain/(loss) on asset sales .................................              3,273            (130,400)                 --
                                                                           ------------        ------------        ------------
    Total other expense, net .......................................           (173,895)         (1,009,245)           (730,073)
                                                                           ------------        ------------        ------------
    Income (loss) -- before income tax (benefit) ...................          3,681,832             645,625          (5,441,657)
                                                                           ------------        ------------        ------------
    Income tax expense (benefit) ...................................          1,251,824             242,000          (1,538,000)
                                                                           ------------        ------------        ------------
    Net income (loss) available for common shares ..................       $  2,430,008        $    403,625        $ (3,903,657)
                                                                           ============        ============        ============

    Basic and Diluted earnings (loss)  per common share ............       $        .72        $        .12        $      (1.16)
                                                                           ============        ============        ============
    Basic and Diluted common shares outstanding.....................  1       3,379,681           3,379,609           3,379,609




                        See Notes to Financial Statements

                              Riviera Tool Company
                   Statements of Common Shareholders' Equity



                                                                Common Stock                Retained           Total
                                                        ------------------------------      Earnings        Shareholders'
                                                  Note     Shares           Amount          (Deficit)          Equity
                                                  ----   -----------     -------------    -------------     -------------
                                                         -----------     -------------    -------------     -------------
        Balance -- August 31, 1998............            3,065,499      $  13,496,937    $   2,385,051     $  15,881,988
                                                         -----------     -------------    -------------     -------------


        Net income............................                   --                 --        2,430,008         2,430,008


        5% common stock dividend..............      2       153,245          1,015,248       (1,015,248)               --

                                                         -----------     -------------    -------------     -------------
        Balance -- August 31, 1999............            3,218,744      $  14,512,185    $   3,799,811     $  18,311,996
                                                         -----------     -------------    -------------     -------------

        Net income............................                    --                --          403,625           403,625


        5% common stock dividend..............      2       160,865            603,281         (603,281)               --


                                                         -----------     -------------    -------------     -------------
        Balance -- August 31, 2000............            3,379,609      $  15,115,466    $   3,600,155     $  18,715,621
                                                         ===========     =============    =============     =============

        Net loss..............................                   --                 --       (3,903,657)       (3,903,657)


                                                         -----------     -------------    -------------     -------------
        Balance -- August 31, 2001                        3,379,609      $  15,115,466    $    (303,502)    $  14,811,964
                                                         ===========     =============    =============     =============



                        See Notes to Financial Statements

                              Riviera Tool Company
                            Statements of Cash Flows



                                                                                Year Ended August 31
                                                                     -----------------------------------------
                                                                        1999           2000           2001
                                                                     -----------    -----------    -----------
    Cash Flows from Operating Activities
    ------------------------------------
     Net income (loss) ...........................................   $ 2,430,008    $   403,625    $(3,903,657)

    Adjustments to reconcile net income to net cash from operating activities:
          Depreciation and amortization ..........................     1,578,557      1,939,644      1,952,320
          (Gain) loss on sale of machinery and equipment .........        (3,273)       130,400             --
          Deferred taxes .........................................       605,902        151,722     (1,538,000)
          Decrease (increase) in assets:
          ------------------------------
             Accounts receivable .................................    (5,212,247)      (230,650)     3,602,739
             Costs and estimated gross profit in
             Excess of billings on contracts in  process .........     3,470,217       (734,907)     4,411,082
             Inventories .........................................       (45,601)       144,492         (2,302)
             Perishable tooling ..................................       193,332         11,891        (34,079)
             Federal income tax refundable .......................            --       (673,897)       673,897
             Prepaid expenses and other current assets ...........        87,865        (85,981)        72,881
          Increase (decrease) in liabilities:
          -----------------------------------
             Accounts payable ....................................       285,370         52,351       (512,622)
             Accrued lease expense ...............................        28,033         18,685          2,336
             Accrued liabilities .................................       826,302       (636,295)       (92,682)
                                                                     -----------    -----------    -----------
             Cash flows from operating activities ................     4,244,465        491,080      4,631,913
                                                                     -----------    -----------    -----------

    Cash Flows from Investing Activities
    ------------------------------------
      Proceeds from sale of property, plant and equipment ........       102,650         68,500             --
      (Increase) decrease in other assets ........................       109,000        (75,000)        75,000
      Purchases of property, plant and equipment .................    (6,402,994)    (1,642,174)      (653,090)
                                                                     -----------    -----------    -----------
              Net cash used in investing activities ..............    (6,191,344)    (1,648,674)      (578,090)
                                                                     -----------    -----------    -----------



    Cash Flows from Financing Activities
    ------------------------------------
      Net borrowings (repayments) on revolving credit line .......    (1,830,380)     3,047,525     (1,937,229)
      Proceeds from issuance of long-term debt ...................     4,925,128             --             --
      Principal payments on long-term debt .......................    (1,038,892)    (1,889,415)    (1,947,572)
                                                                     -----------    -----------    -----------
             Cash flows from (used in) financing activities ......     2,055,856      1,158,110     (3,834,801)
                                                                     -----------    -----------    -----------

    Net increase in cash .........................................       108,977            516        169,022
                                                                     -----------    -----------    -----------

    Cash -- beginning of year ....................................         4,206        113,183        113,699

    Cash -- end of year ..........................................   $   113,183    $   113,699    $   282,721
                                                                     ===========    ===========    ===========

    Other Cash Flow Items:
    ----------------------
    Interest paid ................................................   $   924,331    $   921,452    $   764,215
    Income taxes paid (refunded) .................................       252,490      1,355,000       (731,957)


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

ACCOUNTS RECEIVABLE.
     As of August 31, 2000 and 2001, the Company had no reserve for uncollectible accounts receivable and had $1,044,085 and $147,169 of unbilled accounts receivable (completed contracts for which revenue earned exceeds amounts billed), respectively.

INVENTORIES.
     Inventories are recorded at the lower-of-cost (first-in, first-out method), or market.

PROPERTY, PLANT AND EQUIPMENT.
     Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful life of the asset for financial reporting purposes as follows:

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 1 -- NATURE OF BUSINESS  AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

             ASSET                                                 USEFUL LIVES
             -----                                                 ------------
             -      Leasehold Improvements...................        7-20
             -      Office Furniture and Fixtures............        3-10
             -      Machinery and Equipment..................        5-20
             -      Computer Equipment and Software..........        5-20
             -      Transportation Equipment.................        5-10

     Expenditures for maintenance and repairs are charged to expense as incurred. The Company capitalizes interest cost associated with construction in process. The amount of capitalized interest was $601,330, $71,158 and $21,572 in 1999, 2000 and 2001, respectively.

PERISHABLE TOOLING.
     Perishable tools are generally used up over five years, reported at cost as non-current assets in the balance sheet and amortized evenly over their useful lives.

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

STOCK-BASED COMPENSATION.
     The Company has adopted SFAS No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, and as permitted by this standard, will continue to apply the recognition and measurement principles prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to its stock-based compensation (see Note 11).

BUSINESS SEGMENT REPORTING.
     Based on the nature of its operations and products, the Company considers its business to be a single operating segment.

NOTE 2  -- STOCKHOLDERS INVESTMENT

On November 2, 1998, the Company's Board of Directors declared a five percent common stock dividend, payable on December 18, 1998, to all shareholders of record on November 17, 1998.

On November 24, 1999, the Company's Board of Directors declared a five-percent common stock dividend, payable on February 1, 2000, to all shareholders of record on December 29, 1999. On February 1, 2000, an additional 160,865 common shares were issued as a stock dividend. All share and per share data presented for fiscal 1999 have been adjusted to give effect to the five percent stock dividend.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 3 -- SALES TO MAJOR CUSTOMERS

The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers, which represent more than 10% of the annual sales, in the particular year presented, of the Company (in 000's):

                                                                  AUGUST 31
                                     --------------------------------------------------------------------
                                      1999          %          2000         %          2001         %
                                   ----------- ----------- ------------- --------  ----------- ---------
General Motors..............      $     5,744      25      $      2,324     9      $     3,975     33
DaimlerChrysler AG..........            5,171      23             8,604    34            2,588     21
Autodie International.......               --      --             2,584    10            1,871     16
Dana Corporation............               --      --                --    --            1,563     13
Budd Company................               --      --                --    --            1,135      9
L & W Engineering...........               --      --             2,701    11               --     --
Navistar International......            3,959      17                --    --               --     --
Oxford Automotive...........            2,968      13                --    --               --     --
Others......................            4,979      22             8,974    36              915      8
                                  ----------- ------------ ------------- --------  -----------  ---------
     Total Sales............      $    22,821     100%     $     25,187   100%     $    12,047    100%
                                  =========== ============ ============= ========  ===========  =========

Outstanding account receivables from three of these customers represented approximately 74 percent at August 31, 2000 and 2001 of the total accounts receivable.

NOTE 4 -- COSTS AND BILLINGS ON CONTRACTS IN PROCESS

                                                                                     AUGUST 31
                                                                         ---------------------------------
Costs and billings on contracts in process are as follows:                     2000             2001
                                                                           -------------    -------------
Costs incurred on contracts in process under the
percentage-of-completion method..................................        $   19,549,230  $     8,587,454
Estimated gross profit (loss)....................................             1,150,000         (650,000)
                                                                           -------------    -------------
     Total.......................................................            20,699,230        7,937,454
Less progress payments received and progress billings to date....            12,173,130        3,783,885
Plus costs incurred on contracts in process under
 the completed contract method...................................                38,550              --
                                                                         --------------   --------------
Costs and estimated gross profit in excess of billings
 on contracts in process.........................................        $    8,564,651   $    4,153,569
                                                                         ==============   ==============

Included in estimated gross profit for 2000 and 2001 are jobs with estimated losses accrued of $1,407,405 and $763,980, respectively.

NOTE 5-- INVENTORIES

Inventories consist of the following:

                                                                                     AUGUST 31
                                                                           ------------------------------
                                                                               2000             2001
                                                                           -------------    -------------
Raw material stock...........................................              $    190,684     $    190,337
Small tools and supplies.....................................                   115,991          118,640
                                                                           -------------    -------------
         Total...............................................              $    306,675     $    308,977
                                                                           =============    =============

                              Riviera Tool Company
                          Notes to Financial Statements


NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:                                            AUGUST 31
                                                                                      ------------------------------------
                                                                                          2000                     2001
                                                                                      -----------              -----------
Land and leasehold improvements ........................................              $ 1,293,845              $ 1,501,015
Office furniture and fixtures ..........................................                  194,256                  194,993
Machinery and equipment ................................................               22,468,979               22,865,732
Computer equipment and software ........................................                2,082,512                2,210,378
Transportation equipment ...............................................                  126,365                  133,365
Construction in process ................................................                  110,349                   23,913
                                                                                      -----------              -----------
   Total cost ..........................................................               26,276,306               26,929,396
Accumulated depreciation and  amortization .............................                8,831,017               10,783,337
                                                                                      -----------              -----------
   Property, plant and equipment, net ..................................              $17,445,289              $16,146,059
                                                                                      ===========              ===========


Depreciation & amortization  expense ...................................              $ 1,939,644              $ 1,952,320
                                                                                      ===========              ===========

NOTE 7 -- LONG-TERM DEBT

The Company's long-term debt, which is subject to certain covenants discussed below, consists of the following:

                                                                                           AUGUST 31
                                                                                ------------------------------
                                                                                     2000             2001
                                                                                -------------    -------------
REVOLVING WORKING CAPITAL CREDIT LINE

The revolving working capital credit line is collateralized by substantially all assets of the Company and provides for borrowing, subject to certain collateral requirements of up to $6.5 million. The agreement requires a commitment fee of
 .25% per annum on the average daily unused portion of the revolving credit line.
The credit line is due September 1, 2002, and bears interest, payable monthly, at 1.0% above the bank's prime rate, as follows:

-        LIBOR plus 2.25%...........................................            $    1,500,000    $          --

-        The bank's prime rate plus 1.0% (as of August 31, 2001, an
         effective rate of 7.5%)....................................                 3,580,019        3,142,790

NOTES PAYABLE TO BANK

Note payable to bank, collateralized by substantially all assets of the Company, is due July 19, 2002, and is payable in monthly installments of $54,167 plus interest, payable monthly, at either LIBOR plus 2.25% or at .25% below the bank's prime rate, at the election of the Company, as follows:

-        LIBOR plus 2.25%...........................................                 1,025,000               --

-        The bank's prime rate less .25% (as of August 31, 2001, an
         effective rate of 6.25%)...................................                   166,667          541,667

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 7 -- LONG-TERM DEBT-CONTINUED

                                                                                     AUGUST 31
                                                                           ------------------------------
                                                                               2000             2001
                                                                           -------------    -------------
NOTES PAYABLE TO BANK (CONTINUED)
---------------------------------
Note payable to bank, collateralized by specific assets of the
Company, payable in monthly installments of $55,556, plus simple
interest of 7.26%, due December 31, 2003.......................               2,944,436        2,277,764

Note payable to bank, collateralized by specific assets of the
Company, payable in monthly installments of $16,666 plus simple
interest of 8.04%, due September 1, 2004.......................                 816,666          616,667

NON-REVOLVING EQUIPMENT LINE OF CREDIT
--------------------------------------
$3,271,000 equipment line of credit is collateralized by specific assets of the Company, is due November 1, 2004, and is payable in monthly installments of $38,941 plus interest as follows:

-        LIBOR plus 2.25%......................................               2,135,000               --

-        The bank's prime rate less .25% (as of August 31, 2001, an
         effective rate of 6.25%)..................................             119,373        1,823,472
                                                                           -------------    -------------

           Total long-term debt................................              12,287,161        8,402,360
           Less current portion................................               1,983,964        1,875,631
                                                                           -------------    -------------
           Long-term debt -- Net...............................            $ 10,303,197     $  6,526,729
                                                                           =============    =============

Minimum scheduled principal payments on long-term debt to maturity as of August 31, 2001, are as follows:

                              2002............................................              $  1,875,631
                              2003............................................                 4,476,754
                              2004 ...........................................                 1,333,964
                              2005 ...........................................                   716,011
                              2006 ...........................................                        --
                                                                                            -------------
                                                           Total..............              $  8,402,360
                                                                                            =============

In accordance with the third amended loan agreement effective August 31, 2001, the Company is required to maintain certain levels of tangible net worth, ratio of total liabilities tangible net worth, and earnings before interest, taxes, depreciation and amortization and prohibit the payment of common stock cash dividends. At August 31, 2001, the Company was in compliance with all of its covenants.

The estimated fair value of the Company's notes payable and long-term debt approximates its carrying amount.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 8 -- FEDERAL INCOME TAXES

The provision for federal income taxes is as follows:

                                                                                 AUGUST 31
                                                                 -------------------------------------------
                                                                    1999           2000            2001
                                                                 -----------    -----------    -------------
Current expense.......................................           $  645,922     $    90,000    $      --
Deferred expense (benefit)............................              605,902         152,000      (1,538,000)
                                                                 -----------    -----------    -------------
              Income tax expense (benefit)............           $1,251,824     $   242,000    $ (1,538,000)
                                                                 ===========    ===========    =============

The difference between the federal statutory tax rate and the Company's effective rate was:

                                                                                AUGUST 31
                                                                 -----------------------------------------
                                                                    1999           2000           2001
                                                                 -----------    -----------    -----------
Federal statutory tax rate.............................            34.0%          34.0%         (34.0%)
Effect of increasing the valuation allowance...........             --             --             5.8%
Other items............................................             --             3.4%           --
                                                                 -----------    -----------    -----------
          Effective tax rate...........................            34.0%          37.4%         (28.2%)
                                                                 ===========    ===========    ===========

The details of the net deferred tax liability are as follows:

                                                                                     AUGUST 31
                                                                           -------------------------------
                                                                               2000              2001
                                                                           -------------     -------------
Deferred tax liabilities:
  Depreciation................................................             $ (2,518,916)    $ (2,955,438)
                                                                           -------------     -------------
Deferred tax assets:
  Alternative minimum tax credit carryforward.................                  155,150           155,150
  Accrued lease expense.......................................                  234,518           235,312
  Deferred compensation and other items.......................                   49,193            63,280
  Net operating loss carryforward.............................                  542,055         2,813,696
                                                                           -------------     -------------
              Total deferred tax assets.......................                  980,916         3,267,438
                                                                           -------------     -------------
Valuation allowance recognized for deferred tax assets........                       --          (312,000)
                                                                           -------------     -------------
              Net deferred tax liability......................             $ (1,538,000)     $     --
                                                                           =============     =============


The net operating loss carryforward arising in fiscal 2000 and 2001 will expire, if unused, in fiscal 2020 and 2021, respectively.

As of August 31, 2000, the Company has recorded a federal income tax refund receivable of $673,897. This was a result of the Company's total quarterly estimated federal income tax payments made during the year exceeding its federal income tax liability.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 9 -- OPERATING LEASES

The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of 2 percent per year for the remainder of the lease term. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1999, 2000 and 2001, lease expense exceeded cash payments made by $28,033, $18,865 and $2,335, respectively.

The Company has various operating leases, including the noncancellable operating lease noted above, for facilities that expire during the next 15 years. Rent expense under these leases for the years ended August 31, 1999, 2000 and 2001 amounted to $879,898, $835,862 and $1,053,118, respectively.

The following is a schedule of future minimum rent payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 2001:

                                                                       LEASE
                                                                      PAYMENTS
                                                                    -------------
             2002........................................              1,071,560
             2003........................................              1,090,250
             2004........................................              1,108,940
             2005........................................              1,127,630
             2006........................................              1,146,320
             2007 and after..............................              3,752,017
                                                                    -------------
                           Total minimum payments required          $  9,296,717
                                                                    =============

NOTE 10 -- RETIREMENT PLANS

The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1999, 2000, and 2001. The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of an employee's annual wage. The Company's matching contributions to the plan for the years ended August 31, 1999, 2000 and 2001, amounted to $101,689, $106,408 and
$74,759 respectively.

NOTE 11 -- STOCK OPTION PLANS

The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. Under the Option Plan, 250,000 shares of Common Stock were reserved for issuance and were intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year ended August 31, 2000, the Company granted stock options for 45,000 to certain Company personnel under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and the recipients must be employed by the Company at the time of exercise.

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 11 -- STOCK OPTION PLANS-CONTINUED

The Company's 1998 Key Employee Stock Option Plan (the "Key Option Plan") was adopted by the Board of Directors and approved by the shareholders on December 16, 1998. Under the Key Option Plan, 200,000 shares of Common Stock were reserved for issuance and do not qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. During the year August 31, 2000, the Company granted stock options for 53,000 to certain Company personnel and Directors under the option plan at exercise prices equal to the market value of the stock on the date of grant. The options vest in one year from the date of option grant and recipients must be employed by the Company at the time of exercise. During the year ended August 31, 2001, stock options under the Key Option Plan totaling 10,000 shares were forfeited upon optionee terminating their employment with the Company.

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

A summary of the status of the Option Plan and Key Option Plan during the years' presented is as follows (no stock options were granted previous to fiscal 2000 under the 1996 Stock Option Plan and the 1998 Key Employee Stock Option Plan):

                                                                                              Weighted
                                                                                              Average
                  1996 STOCK OPTION PLAN, AS AMENDED                     Shares           Exercise Price
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 1998...............               --                   --
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 1999
  ---------------------------------
  Stock options granted.....................................              45,000               $6.625
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 1999...............              45,000               $6.625
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 2000
  ---------------------------------
  Stock options granted.....................................              75,000               $3.75
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 2000...............             120,000               $4.82
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 2001
  ---------------------------------
  Stock options granted.....................................               --                   --
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 2001...............             120,000               $4.82
                                                                      ===============      ===============

                 1998 KEY EMPLOYEE STOCK OPTION PLAN
                 -----------------------------------
  Outstanding at end of year, August 31, 1998...............               --                   --
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 1999
  ---------------------------------
  Stock options granted.....................................              54,000               $6.625
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 1999...............              54,000               $6.625
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 2000
  ---------------------------------
  Stock options granted.....................................              53,000               $3.75
                                                                      ---------------      ---------------
  Outstanding at end of year, August 31, 2000...............             107,000               $5.20
                                                                      ===============      ===============
  Fiscal Year Ended August 31, 2001
  ---------------------------------
  Stock options granted.....................................               --                   --
  Stock options forfeited...................................              (5,000)              $6.625
  Stock options forfeited...................................              (5,000)              $3.75
                                                                      ---------------      ---------------

  Outstanding at end of year, August 31, 2001...............              97,000               $5.20
                                                                      ===============      ===============

                              Riviera Tool Company
                          Notes to Financial Statements

NOTE 12 -- CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. At August 31, 2001, the Company is a defendant in a case asking for recovery of $850,000 in damages by a customer. The Company has counterclaimed for an amount of approximately $1,000,000 representing amounts due and unpaid in connection with the contract. The Company has no amounts recorded as an asset or liability related to the contract. The case is currently in the discovery stage. While the Company believes it has adequate defenses to the claim as well as a sound basis for its counterclaim and intends to vigorously pursue this matter, an unfavorable resolution of this matter could have a material effect on the financial position of the Company.

Report of Management


The management of Riviera Tool Company is responsible for the preparation of the accompanying financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The August 31, 1999, 2000 and 2001 financial statements have been audited by Deloitte & Touche LLP, independent auditors.

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



/s/ Kenneth K. Rieth
--------------------
Kenneth K. Rieth
President and Chief Executive Officer


/s/ Peter C. Canepa
-------------------
Peter C. Canepa
Treasurer and Chief Financial Officer

Independent Auditors' Reports

      Board of Directors and Stockholders
      Riviera Tool Company
      Grand Rapids, Michigan

      We have audited the accompanying balance sheets of Riviera Tool Company as of August 31, 2000 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Riviera Tool Company as of August 31, 2000 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      DELOITTE & TOUCHE LLP

      /s/ Deloitte & Touche LLP
      -------------------------
      Grand Rapids, Michigan
      October 15, 2001

                         Board of Directors and Officers
                              Riviera Tool Company


BOARD OF DIRECTORS

--       THOMAS H. HIGHLEY....        Chief Executive Officer and President...    The Empire Company, Inc.

--       JOHN C. KENNEDY......        Chairman, President and Director........    Autocam Corporation

--       KENNETH K. RIETH.....        Chairman, Chief Executive Officer and
                                      President...............................    Riviera Tool Company

--       DANIEL W. TERPSMA....        Senior Vice President...................    Standard Federal Bank

--       LEONARD H. WOOD......        Vice President and General Manager......    Riviera Tool Company


OFFICERS

--       KENNETH K. RIETH.....        Chairman, Chief Executive Officer and
                                      President...............................    Riviera Tool Company

--       PETER C. CANEPA......        Chief Financial Officer, Secretary and
                                      Treasurer...............................    Riviera Tool Company

--       LEONARD H. WOOD......        Vice President and General Manager......    Riviera Tool Company


SHAREHOLDER INFORMATION

Annual Meeting
--   The annual meeting will be held Wednesday, December 18, 2001, 4:00 p.m.
     (EST), at the Company's headquarters, 5460 Executive Parkway SE, Grand Rapids, Michigan 49512.

Form 10-K and Financial  Information
-- A copy of the Company's annual report filed with the Securities and Exchange Commission is available without charge to shareholders. Written requests should be addressed to Riviera Tool Company, Peter C. Canepa, CFO, 5460 Executive Parkway SE, Grand Rapids, Michigan 49512. For electronic requests, go to the Company's web site at www.rivieratool.com.

Common Stock
--   Traded on the American Stock Exchange - AMEX, under the symbol of RTC.

Corporate Headquarters
--   Riviera Tool Company
     5460 Executive Parkway SE
     Grand Rapids, Michigan 49512 U.S.A.
     Phone 616.698.2100
     World Wide Web - rivieratool.com